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TABLE OF CONTENTS
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

As filed with the Securities and Exchange Commission on August 15, 2005

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

CROCS, INC.
(Exact name of Registrant as specified in its charter)

Delaware	3021	84-1521507
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

6273 Monarch Park Place
Niwot, Colorado 80503
(303) 468-4260
(Address, including zip code and telephone number, including area code, of Registrant's principal executive offices)

Ronald R. Snyder
President and Chief Executive Officer
Crocs, Inc.
6273 Monarch Park Place
Niwot, Colorado 80503
(303) 468-4260
(Name, address, including zip code and telephone number, including area code, of agent for service)

Copies to:

James H. Carroll, Esq. Faegre & Benson LLP 1900 Fifteenth Street Boulder, Colorado 80302 Phone: (303) 447-7700 Fax: (303) 447-7800	William J. Campbell, Esq. Faegre & Benson LLP 3200 Wells Fargo Center 1700 Lincoln Street Denver, Colorado 80203 Phone: (303) 607-3500 Fax: (303) 607-3600	Jeffrey D. Saper, Esq. Donna M. Petkanics, Esq. Wilson Sonsini Goodrich & Rosati, P.C. 650 Page Mill Road Palo Alto, California 94304 Phone: (650) 493-9300 Fax: (650) 493-6811

Approximate date of commencement of proposed sale to public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee

Common Stock, $.001 par value	$145,000,000	$17,066.50

(1)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) of the Securities Act of 1933, as amended.
(2)
Includes offering price of shares that the underwriters have the option to purchase to cover over-allotments, if any.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the Securities and Exchange Commission declares our registration statement effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated August 15, 2005

Shares CROCS, INC. Common Stock $ per share

•
Crocs, Inc. is offering                        shares and the selling stockholders are offering                        shares. We will not receive any proceeds from the sale of our shares by the selling stockholders.

•
We anticipate that the initial public offering price will be between $            and $            per share.

•
This is our initial public offering and no public market currently exists for our shares.

•
Reserved trading symbol: Nasdaq National Market—CROX

This investment involves risk. See "Risk Factors" beginning on page 7.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Crocs, Inc.	$	$
Proceeds to selling stockholders	$	$

The underwriters have a 30-day option to purchase up to                        additional shares of common stock from the selling stockholders to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved of anyone's investment in these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Piper Jaffray	Thomas Weisel Partners LLC
SG Cowen & Co.

The date of this prospectus is                        , 2005.

TABLE OF CONTENTS

Summary
Risk Factors
A Special Note Regarding Forward-Looking Statements
Use of Proceeds
Dividend Policy
Capitalization
Dilution
Selected Consolidated Financial Data
Management's Discussion and Analysis of Financial Condition and Results of Operations
Business
Management
Executive Compensation
Certain Relationships and Related Party Transactions
Principal and Selling Stockholders
Description of Capital Stock
Shares Eligible for Future Sale
U.S. Federal Tax Considerations for Non-U.S. Holders
Underwriting
Legal Matters
Experts
Where You Can Find More Information
Index to Financial Statements

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state where the offer or sale is not permitted. The information in this prospectus is complete and accurate as of the date on the front cover, but the information may have changed since that date.

We have registered the trademark " crocs" in Australia, Japan, New Zealand and Panama. " crocs," "Foam Creations," our shoe model names and our logos are our common law trademarks in the U.S. and certain other countries. This prospectus also contains trademarks and service marks belonging to other entities.

i

SUMMARY

You should read the following summary together with the more detailed information concerning our company, the common stock being sold in this offering and our financial statements appearing in this prospectus. Because this is only a summary, you should read the rest of this prospectus before you invest in our common stock. Read this entire prospectus carefully, especially information contained in the "Risk Factors" section. As used in this prospectus, the terms the "Company," "we," "our," or "us" refer to Crocs, Inc., and its consolidated subsidiaries, taken as a whole, unless the context otherwise indicates.

Crocs, Inc.

We are a rapidly growing designer, manufacturer and marketer of footwear for men, women and children under the crocs brand. All of our footwear products incorporate our proprietary closed-cell resin material, which we believe represents a substantial innovation in footwear comfort and functionality. Our proprietary closed-cell resin enables us to produce a soft and lightweight, non-marking, slip- and odor-resistant shoe. These unique properties make our footwear ideal for casual wear, as well as for recreational uses such as boating, hiking, fishing or gardening, and have enabled us to successfully market our products to a broad range of consumers. We have combined the unique properties of our resin with fun colors and innovative designs to provide a new level of comfort, functionality and style in the casual lifestyle footwear category at attractive retail price points ranging from $29.99 to $59.99. Since we began marketing our first model in November 2002, we have expanded our product line to include seven models in up to 17 different colors, and we expect to introduce two new models and four additional colors in 2005. We recorded $13.5 million of revenues in 2004, compared to $1.2 million of revenues in 2003, and we recorded $11.0 million of revenues in the three months ended March 31, 2005.

The broad appeal of our footwear has enabled us to successfully market our products to a wide range of distribution channels. Our footwear is currently sold through traditional footwear channels, including specialty footwear stores such as Brown's Shoe Fit and Journeys, sporting goods and outdoor retailers such as The Sports Authority, Dick's Sporting Goods, REI, Bass Pro Shops and West Marine, and department stores, including Dillard's and Nordstrom. Our products are also sold through a variety of other specialty channels, including gift shops, uniform suppliers, independent bicycle dealers, specialty food retailers, health and beauty stores and other specialty stores. We distribute our products through over 4,700 store locations domestically and in over 20 countries worldwide. We also sell our products directly to consumers through our website, www.crocs.com, and through several company-operated kiosks that are located in high foot traffic areas. Our website and kiosks serve to promote our products and increase our brand awareness.

We currently manufacture our footwear products in our own facilities in North America, and in third party manufacturers' facilities located around the world. A core element of our business strategy is to maintain the flexibility to offer our retailers timely inventory fulfillment throughout the year while capitalizing on the efficiencies and cost advantages of large scale contract manufacturing. As part of this strategy, we intend to produce a significant portion of our footwear in our company-operated North American manufacturing facilities, which provide us maximum production flexibility to more quickly meet changing customer demand. In addition, the geographic diversity of our company-operated and third party manufacturing facilities allows us to more efficiently and cost-effectively serve specific geographic markets.

Our Business Strategy

We seek to differentiate the crocs brand and our product offerings by focusing on several core strategies. Our principal strategies are to:

  •
  Continue to highlight the unique characteristics of crocs footwear.    We believe the comfort, functionality and styling of our footwear are key competitive advantages that consumers associate with the crocs brand. The distinct characteristics of our footwear products make them ideal for a wide range of casual and active uses, and we intend to expand the range of uses with the introduction of new models, reinforcing our reputation for producing functional and comfortable footwear.

  •
  Maintain a flexible, low-cost manufacturing model.    Our strategy is to maintain a flexible, globally diversified, low-cost manufacturing base. Our company-operated manufacturing facilities allow us to make rapid changes in our production schedules to meet changing customer demand, while contracting with third party manufacturers allows us to capitalize on the efficiencies and cost benefits of outsourced production. We believe this production strategy will enable us to continue to minimize our production costs, shorten production and development times to better serve our retail customers and increase overall operating efficiencies.

  •
  Focus on product design innovation.    We believe we have introduced a range of innovative footwear products that are clearly differentiated from other footwear lines, and we intend to continue refining existing models and introducing new models in additional footwear categories to expand our product portfolio and broaden our consumer appeal.

  •
  Enhance our crocs brand.    A core element of our strategy is to build our brand by capitalizing on market opportunities arising from the unique versatility of our proprietary closed-cell resin, while offering our existing consumer base an expanded line of crocs products. We also intend to employ targeted marketing strategies to continue to expand market awareness of our crocs products, and we have recently introduced a line of branded apparel and accessories to further support our marketing efforts.

  •
  Provide a compelling value proposition to retailers.    We offer retailers footwear products that we believe have year-round appeal, are unique in appearance and functionality and retail at attractive price points. We believe these factors, combined with our space-efficient merchandising display and year-round inventory replenishment, present our retail customers with attractive profit margins and sales per square foot while improving inventory turnover.

Our Growth Strategy

We seek to increase our market share and drive further growth in our business by pursuing the following strategies:

  •
  Introduce new footwear models.    We plan to continue introducing new models and additional colors at various price points to meet the evolving demands and tastes of consumers and to expand the appeal of our footwear products to diverse demographic audiences.

  •
  Expand domestic distribution.    We believe there is a significant opportunity to add new customers within our retail channels as well as expand sales to our existing retail customers. To promote these efforts, we intend to continue to augment our domestic sales force, expand our product offering and provide high quality service to our customers.

  •
  Further develop international distribution.    We are expanding our distribution efforts internationally and plan to continue establishing a sales presence in major foreign markets. We have recently initiated direct sales efforts in 12 countries, including Australia, the United Kingdom, Germany, and Japan and other parts of Asia. We also market our products in 12 countries through third party distributors.

  •
  Expand complementary apparel and accessories offerings.    Apparel and accessories present us with an attractive opportunity to increase awareness of the crocs brand by leveraging our distribution network. We recently introduced a line of branded accessories and apparel.

Our History

We were organized as a limited liability company in 1999, and began marketing and distributing footwear products in the U.S. under the crocs brand in November 2002, shortly after completing the modification and improvement of a shoe produced by Foam Creations, Inc., formerly known as Finproject N.A., Inc. The unique characteristics of the proprietary closed-cell resin developed by Foam Creations enabled us to offer consumers an innovative shoe unlike any other footwear model then available. Initially we targeted our products to water sports enthusiasts, but the comfort and functionality of our products appealed to a more diverse group of consumers who used our footwear in a wide range of activities. To capitalize on the broad appeal of our footwear, we expanded our sales infrastructure, strengthened our senior management team and developed relationships with a range of retailers in the U.S through 2003 and 2004. In June 2004, we acquired Foam Creations, including its manufacturing operations, product lines and rights to the proprietary closed-cell resin used in our products.

Since June 2004, we have significantly expanded all aspects of our operations in order to take advantage of what we believe to be an attractive market opportunity. We have substantially increased the depth and breadth of our distribution and currently sell our products in over 4,700 domestic store locations and in over 20 countries worldwide. To meet the growing demand for our footwear, we have increased our production capacity from 70,000 pairs per month in June 2004, manufactured at a single Foam Creations facility, to over 1.2 million pairs per month in July 2005, manufactured at six facilities located around the world. Additionally, we have expanded our product line to include seven models in up to 17 different colors, and we expect to introduce two new models and four additional colors during the remainder of 2005.

Recent Developments

For the three months ended June 30, 2005, our preliminary unaudited results of operations indicate revenues of approximately $25 million, and sales of approximately 1.5 million pairs of crocs footwear.

Corporate Information

We were organized as a limited liability company in Colorado in 1999, converted to a Colorado corporation in January 2005, and reincorporated in Delaware in June 2005. Our principal executive offices are located at 6273 Monarch Park Place, Niwot, Colorado 80503. Our telephone number at that location is (303) 468-4260. Our website address is www.crocs.com. This is a textual reference only. We do not incorporate the information on our website into this prospectus and you should not consider any information on, or that can be accessed through, our website as part of this prospectus.

The Offering

Common stock offered:
By Crocs, Inc.	shares
By the selling stockholders	shares
Total	shares
Common stock to be outstanding after the offering	shares
Offering price	$ per share
Use of proceeds	We intend to use the proceeds we receive from this offering to repay amounts outstanding under our bank credit facility ($5.0 million as of June 30, 2005) and for working capital and general corporate purposes. We will not receive any proceeds from the sale of common stock by the selling stockholders. See "Use of Proceeds."
Reserved Nasdaq National Market symbol	CROX

The information in this prospectus is based on the number of shares outstanding as of July 31, 2005 and unless otherwise indicated:

  •
  gives effect to:

    (1)
    the conversion of all of our outstanding shares of preferred stock into shares of common stock;

    (2)
    a        -for-one stock split in the form of a stock dividend, which will occur immediately prior to the completion of this offering; and

    (3)
    the adoption and filing of our restated certificate of incorporation and adoption of our amended and restated bylaws.

  •
  does not give effect to:

    (1)
    2,605 shares of common stock issuable upon exercise of options outstanding under our 2005 Equity Incentive Plan, at a weighted average exercise price of $790.00 per share, none of which were exercisable as of July 31, 2005;

    (2)
    5,500 shares of common stock issuable upon exercise of options outstanding outside of our 2005 Equity Incentive Plan, at a weighted average exercise price of $281.48 per share, none of which were exercisable as of July 31, 2005;

    (3)
    20,663 shares of common stock reserved for future issuance under our 2005 Equity Incentive Plan, of which options to purchase                        shares of common stock are proposed to be issued in connection with the completion of this offering at an exercise price equal to the price per share of our common stock sold in this offering, and of which 5,519 shares have been reserved for issuance to employees and consultants in the future under restricted stock award agreements; and

    (4)
    exercise of the underwriters' over-allotment option to purchase up to            shares of common stock from the selling stockholders.

Summary Consolidated Financial and Operating Data

The summary financial data presented below under the heading "Consolidated Statement of Operations Data" for the years ended December 31, 2002, 2003 and 2004 and the summary financial data presented below under the heading "Consolidated Balance Sheet Data" as of December 31, 2003 and 2004 have been derived from, and are qualified by reference to, the consolidated financial statements included elsewhere in this prospectus. The summary financial data presented below under the headings "Consolidated Statement of Operations Data" and "Consolidated Balance Sheet Data" for the three months ended and as of March 31, 2004 and 2005 are unaudited, have been derived from unaudited consolidated financial statements that are included elsewhere in this prospectus and have been prepared on the same basis as the annual consolidated financial statements. The summary financial data presented below as of and for the year ended December 31, 2002 are derived from our unaudited financial statements. The summary financial data presented below also includes unaudited pro forma financial information under the heading "Pro Forma for acquisition of Foam Creations Year Ended December 31, 2004" to reflect the acquisition of Foam Creations as if it had occurred on January 1, 2004. Such unaudited pro forma financial information does not necessarily reflect the results of operations that may have actually resulted had the acquisition occurred on January 1, 2004, and should not be taken as necessarily indicative of our future results of operations. The unaudited pro forma financial information has been derived from, and is qualified by reference to, the "Unaudited Pro Forma Condensed Combined Consolidated Statement of Operations" included in this prospectus. In the opinion of management, the unaudited summary financial data presented below under the headings "Consolidated Statement of Operations Data" and "Consolidated Balance Sheet Data" reflect all adjustments, which include only normal and recurring adjustments, necessary to present fairly our results of operations for and as of the periods presented. Historical results are not necessarily indicative of the results of operations to be expected for future periods. You should read the summary consolidated financial data in conjunction with "Management's Discussion and Analysis of Financial Conditions and Results of Operations" and with our consolidated financial statements and related notes included in this prospectus.

				Pro Forma for acquisition of Foam Creations Year Ended December 31, 2004(2)	Three Months Ended March 31,
	Year Ended December 31,
	2002(1)	2003	2004		2004	2005(5)
	(in thousands, except per share and operating data)
Consolidated Statement of Operations Data
Revenues	$24	$1,165	$13,520	$16,921	$973	$10,958
Cost of sales	16	891	7,162	8,529	694	4,119

Gross profit	8	274	6,358	8,392	279	6,839
Selling, general and administrative expense (including stock-based compensation expense of $240, $356, $1,792, $1,792, $793 and $699, respectively)	453	1,471	7,929	9,325	1,272	4,096

Income (loss) from operations	(445)	(1,197)	(1,571)	(933)	(993)	2,743
Interest expense	—	3	47	101	1	37
Other expense—net	—	—	19	19	—	17

Income (loss) before income taxes	(445)	(1,200)	(1,637)	(1,053)	(994)	2,689
Income tax expense (benefit)	—	—	(143)	31	—	293

Net income (loss)	(445)	(1,200)	(1,494)	(1,084)	(994)	2,396
Dividends on redeemable convertible preferred shares(3)	—	—	142	275	—	68

Net income (loss) attributable to common stockholders	$(445)	$(1,200)	$(1,636)	$(1,359)	$(994)	$2,328

Income (loss) per common share:
Basic	$(12.54)	$(13.44)	$(15.51)	$(12.88)	$(9.71)	$21.60
Diluted	$(12.54)	$(13.44)	$(15.51)	$(12.88)	$(9.71)	$15.97
Weighted average common shares:
Basic	35,479	89,271	105,479	105,479	102,378	107,765
Diluted	35,479	89,271	105,479	105,479	102,378	150,020
Pro forma income per common share(4)
Basic						$16.67
Diluted						$15.52
Pro forma weighted average shares outstanding(4)
Basic						139,665
Diluted						150,020
Operating Data
Pairs of crocs footwear sold	1,500	76,000	649,000		58,000	641,000
	As of December 31,			As of March 31,
	2002(1)	2003	2004	2004	2005
	(in thousands)
Consolidated Balance Sheet Data
Cash and cash equivalents	$73	$326	$1,054	$54	$1,751
Total assets	454	1,304	16,224	1,487	23,704
Long-term obligations	—	400	3,660	400	3,789
Redeemable common shares	—	1,800	1,800	1,800	1,800
Redeemable convertible preferred shares	—	—	5,500	—	5,500
Total stockholders' deficit	389	(1,642)	(3,591)	(1,488)	(555)

(1)
We were founded in 1999 but did not commence operations until 2002, when we began selling footwear in the United States. As a result, there were no material operations prior to 2002.

(2)
Pro forma to reflect our acquisition of Foam Creations as if it had occurred on January 1, 2004.

(3)
Dividends accrued in 2004 were paid to holders of our Class C convertible preferred membership units. Our Class C membership units were converted into shares of our Series A preferred stock in connection with our conversion from a limited liability company to a corporation on January 4, 2005.

(4)
Unaudited pro forma income per common share for the three months ended March 31, 2005 reflects the conversion of shares of our Series A preferred stock to shares of common stock upon completion of this offering.

(5)
On January 4, 2005, the Company converted from a limited liability company to a taxable corporation. For the tax years beginning on January 1, 2005 and afterward, we will be subject to corporate-level U.S. federal and state income taxes. Additionally, the statement of operations for the three months ended March 31, 2005 reflects a one-time income tax benefit of $723,000 to record the net deferred tax assets at the date of conversion.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below, together with all of the other information included in this prospectus, before making an investment decision. If any of the following risks actually occurs, our business, financial condition or results of operations could suffer. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment.

Risks Related to Crocs, Inc.

We have a limited operating history, which makes it difficult to evaluate our business and prospects.

We commenced sales of our crocs footwear, which currently constitutes a substantial majority of our sales, in 2002. As an early stage company with a limited operating history, our business is subject to all of the risks inherent in a new business enterprise, including:

  •
  products without a significant history in the market;

  •
  reliance on a small number of products;

  •
  limited manufacturing experience;

  •
  lack of established distribution channels;

  •
  a small and relatively new management team and an evolving organizational infrastructure; and

  •
  weaknesses in newly implemented or limited management information systems and weaknesses in internal controls over financial reporting.

Furthermore, our limited operating history will make it difficult for you to evaluate our business and prospects, and this difficulty is increased because our recent rapid growth has made our current operations and our expected future operations substantially different from our past operating history.

We have significantly expanded the nature and scope of our operations over the past two years, and if we fail to manage any future growth effectively we may experience greater difficulty in filling customer orders, declines in product quality, increases in costs or other operating difficulties.

We have significantly expanded the nature and scope of our operations over the past two years, and we anticipate that substantial further expansion will be required to address potential growth in our customer base and new market opportunities. Prior to June 2004, we distributed in the U.S. under our crocs brand a limited range of footwear products manufactured and sold to us by Foam Creations. In June 2004, we acquired Foam Creations. Since that acquisition, we have expanded our product line to include seven footwear models, and in addition, over the last two years, we expanded from:

  •
  eight employees at March 31, 2003, to 260 employees at March 31, 2005; and

  •
  53,000 pairs of shoes manufactured for us by Foam Creations in the three months ended March 31, 2003, to 1.6 million pairs of shoes manufactured by us and our third party manufacturers in the three months ended March 31, 2005.

The expansion of the scope and nature of our business and the growth in the number of employees, customers and other third parties with whom we have relationships has placed and will continue to place a significant strain on our management and our information systems and resources. To manage growth in our operations, we will need to increase the number of people we employ, upgrade or replace our existing financial and reporting systems as well as improve our business processes and controls. Failure to effectively manage growth could result in greater difficulty in completely filling customer orders, declines in product quality or increases in costs or other production and distribution difficulties, any of which could adversely impact our business performance and operating results.

The popularity of our crocs footwear may not continue to grow as rapidly as it has in the recent past or may decline, which would have a negative impact on our sales and results of operations.

Our recent growth is substantially attributable to sales of crocs footwear, which represented approximately 88% of our revenues in the three months ended March 31, 2005. We expect that footwear will constitute our principal product line for the foreseeable future. The footwear industry is subject to rapidly changing consumer demands and preferences and fashion trends, and our crocs footwear may not remain popular or we may fail to develop additional models that appeal to consumers. If the popularity of our crocs footwear declines or does not expand in the future, we may experience, among other things:

  •
  lower sales;

  •
  loss of retail customers;

  •
  excess inventories;

  •
  inventory markdowns and discounts provided to retailers;

  •
  deterioration of our brand image; and

  •
  lower gross and operating margins.

Given the limited history of our crocs brand, it is especially difficult to evaluate whether our products will hold long-term consumer appeal.

We are dependent on sales of a small number of products and the absence of continued market demand for these products would have a significant adverse effect on our operating results.

We generated approximately 88% of our revenues for the three months ended March 31, 2005 from sales of our crocs footwear, which currently consists of seven models, plus a children's version of one of our models. Sales of our Beach model accounted for approximately 82% of our footwear revenues in the three months ended March 31, 2005. Most of our crocs footwear models are developed from the same base design as our Beach model, and we expect to continue to derive a substantial portion of our revenues from these models or related products in the foreseeable future. Because we are dependent on a line of footwear models that have substantial similarities, factors such as changes in consumer preferences and general market conditions in the footwear industry may have a disproportionately greater impact on us than on our competitors. In addition, other footwear companies have introduced products that are substantially similar to our footwear models, which may reduce sales of our footwear products. In the event that consumer preferences evolve away from our footwear models or from casual lifestyle footwear in general, or our retail customers purchase similar products sold by our competitors, the resulting loss of sales, increase in inventories and discounting of our products are likely to be significant, and this could have a material and adverse impact on our business and operations.

Expanding our crocs footwear product line may be difficult and expensive, and if we are unable to successfully continue such expansion, our brand may be adversely affected, and we may not achieve our planned sales growth.

Our growth strategy is founded primarily on the continued growth in sales of crocs footwear, and we intend to continue to expand the number of models offered in our crocs footwear product line to broaden the appeal of our products to consumers. To successfully expand our footwear product line, we must anticipate, understand and react to the rapidly changing tastes of footwear consumers and provide appealing merchandise in a timely manner. New footwear models that we introduce may not be successful with consumers or our brand may fall out of favor with consumers. If we are unable to anticipate, identify or react appropriately to changes in consumer preferences, we may not grow as fast as we plan or our sales may decline, and our brand image and operating performance may suffer.

Furthermore, achieving market acceptance for new products will likely require us to exert substantial product development and marketing efforts, which could result in a material increase in our selling, general and administrative expense, and there can be no assurance that we will have the resources necessary to undertake such efforts. Material increases in our selling, general and administrative expense could adversely impact our results of operations.

We may also encounter difficulties in producing new crocs footwear models that we did not anticipate during the development stage. Our development schedules for new products are difficult to predict and are subject to change as a result of shifting priorities in response to consumer preferences and competing footwear products. If we are not able to efficiently manufacture newly-developed products in quantities sufficient to support retail distribution, we may not be able to recoup our investment in the development of new models, and we would continue to be subject to the risks inherent in having a limited product line. Even if we develop and manufacture new footwear products that consumers find appealing, the ultimate success of a new model may depend on our product pricing. We have a limited history of introducing new products, and we may set the prices of new models too high for the market to bear. Failure to gain market acceptance for new footwear products that we introduce could impede our growth, reduce our profits, adversely affect the image of our brands, erode our competitive position and result in long term harm to our business.

Due to limited manufacturing capacity and high demand for our products, we have typically only partially filled orders placed by our customers, which limits sales of our products and may result in a decrease in sales and a deterioration in our customer relationships.

Due to our limited manufacturing capacity and the inability of our third party manufacturers to produce quantities of our products sufficient to meet the rapid growth in demand we have experienced over the past year, we have typically only partially filled orders placed by our customers. If we cannot procure sufficient quantities of our products to meet customer demand in a timely manner, customers may cancel orders, refuse shipments, negotiate for reduced purchase prices or purchase our competitors' products, any of which could have a material adverse effect on our customer relationships and operating results. In addition, difficulties in filling customer orders could adversely impact future order volume and our customers may purchase similar products from our competitors.

The audit of our financial statements for each of the years ended December 31, 2002, 2003 and 2004, identified material weaknesses in our internal control over financial reporting, and if not corrected, these material weaknesses could result in a material misstatement of our results of operations or financial condition, which could harm our business and reputation and cause the price of our common stock to decline.

In connection with the audit of our financial statements for each of the years ended December 31, 2002, 2003 and 2004, our independent registered public accounting firm identified material weaknesses in our internal control over financial reporting with respect to:

  •
  our financial closing and reporting process;

  •
  our inventory costing and tracking methodology;

  •
  our documentation supporting our accounting records; and

  •
  our contemporaneous documentation of significant, non-routine transactions.

A material weakness is a reportable condition in which the design or operation of one or more accounting controls and procedures does not reduce to a relatively low likelihood the risk that a material misstatement of the annual or interim financial statements will not be prevented or detected within a timely period by employees in the normal course of performing their assigned functions.

The material weakness in our financial closing and reporting process resulted from a combination of the following factors:

  •
  our failure to accurately account for complex transactions;

  •
  our failure to monitor and apply new and emerging accounting principles generally accepted in the U.S., or GAAP;

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  our lack of formal processes related to the consolidation of financial information and the financial statement preparation process; and

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  our failure to reconcile our accounts in a timely and accurate manner.

The material weakness in our inventory tracking and costing methodology related to the method by which we had accounted for certain inventory related costs in each of 2002, 2003 and 2004. In these years, we did not appropriately capitalize these costs in inventory which resulted in adjustments to our financial statements. In addition, we also did not have a formal process for tracking our inventory.

The material weakness with respect to our accounting records related to our lack of supporting documentation that should have been readily available to evidence routine transactions, principally in 2002 and 2003.

The material weakness in the documentation of significant and non-routine transactions related specifically to a lack of contemporaneous documentation for certain of our equity compensation arrangements in 2002 through 2004 and our acquisition of Foam Creations in 2004.

We are in the process of addressing each of these material weaknesses. However, because these material weaknesses exist, there is a heightened risk that a material misstatement of our annual or interim financial statements will not be prevented or detected. In addition, the remediation steps we have taken, are taking, or plan to take may not effectively remediate the material weaknesses, in which case our accounting controls and procedures in these particular areas will continue to be ineffective. Furthermore, once we become a public company, we will be required to comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 for the year ended December 31, 2006 and subsequent periods. See "—We will incur significant time and expense in documenting, testing and certifying our internal control over financial reporting, and any deficiencies in our internal controls could adversely affect our business." In the event that we do not adequately remedy these material weaknesses, our business, reputation and financial condition may be adversely affected, there may be a negative reaction in the financial markets due to a loss of confidence in the reliability of our financial statements, which could cause the price of our common stock to decline.

We will incur significant time and expense in documenting, testing and certifying our internal control over financial reporting, and any deficiencies in our internal controls could adversely affect our business.

SEC rules require that, as a publicly-traded company following completion of this offering, our chief executive officer and chief financial officer periodically certify the existence and effectiveness of our internal control over financial reporting. Our independent auditors will then be required, beginning with our Annual Report on Form 10-K for our fiscal year ending on December 31, 2006, to attest to our officers' assessment of our internal controls. This process generally requires significant documentation of policies, procedures and systems, review of that documentation by our internal accounting staff and our outside auditors, and testing of our internal control over financial reporting by our internal accounting staff and our outside auditors. Documentation and testing of our internal controls, which we have not undertaken in the past, will involve considerable time and expense, and may strain our internal resources and have an adverse impact on our costs.

During the course of our testing, we may identify deficiencies which we may not be able to remediate in time to meet the deadline imposed by SEC rules for certification of our internal control over financial reporting. As a consequence, we may have to disclose in periodic reports we file with the SEC any significant deficiencies or material weaknesses in our system of internal controls. For example, the audit of our financial statements for the years ended December 31, 2002, 2003 and 2004 identified material weaknesses in our internal control over financial reporting. The existence of such material weaknesses would preclude management from concluding that our internal control over financial reporting is effective and would preclude our independent auditors from issuing an unqualified opinion that internal controls are effective. In addition, disclosures of this type in our SEC reports could cause investors to lose confidence in our financial reporting and may negatively affect the price of our common stock. Moreover, effective internal controls are necessary to produce reliable financial reports and to prevent fraud. If we have deficiencies in our internal control over financial reporting it may negatively impact our business, results of operations and reputation.

Our current management information systems are insufficient for our business, and planned system improvements may not be successfully implemented on a timely basis or be sufficient for our growing business.

We do not have an integrated management information system. For certain business planning, finance and accounting functions, we rely on manual processes that are difficult to control and are subject to human error. We expect to use approximately $2.0 million of the net proceeds from this offering to upgrade our financial reporting systems and to implement new information technology systems to better track our business, streamline our financial reporting, and improve our internal controls. We may experience difficulties in transitioning to new or upgraded systems, including loss of data and decreases in productivity as our personnel become familiar with new systems. In addition, our management information systems will require modification and refinement as we grow and our business needs change, which could prolong difficulties we experience with systems transitions, and we may not always employ the most effective systems for our purposes. If we experience difficulties in implementing new or upgraded information systems or experience significant system failures, or if we are unable to successfully modify our management information systems to respond to changes in our business needs, our ability to properly run our business could be adversely affected.

Because we depend on third party manufacturers, we face challenges in maintaining a sufficient supply of goods to meet sales demand, and we may experience interruptions in our supply chain. Any shortfall in the supply of our products may decrease our sales and have an adverse impact on our customer relationships.

In the three months ended March 31, 2005, third party manufacturers produced approximately 64% of our footwear products as measured by number of units, and one such manufacturer produced approximately 51% of our footwear products. Currently, we have footwear manufacturing arrangements with third party manufacturers located in China, Florida, Italy and Mexico. We depend on these manufacturers' ability to finance the production of goods ordered and to maintain adequate manufacturing capacity. We do not exert direct control over the third party manufacturers, so we may be unable to obtain timely delivery of acceptable products.

Due to the rapid growth in popularity of our crocs footwear, one or more of our third party manufacturers may not have sufficient capacity to enable it to increase production to meet demand for our products. Moreover, some of our third party manufacturers have manufacturing engagements with companies that are much larger than we are and whose production needs are much greater than ours. As a result, one or more manufacturers may choose to devote additional resources to the production of products other than ours if capacity is limited.

In addition, we do not have long-term contracts with most of these third party manufacturers, and any of them may unilaterally terminate their relationship with us at any time or seek to increase the prices they charge us. As a result, we are not assured of an uninterrupted supply of products of an acceptable quality and price from our third party manufacturers. We may not be able to offset any interruption or decrease in supply of our products by increasing production in our company-operated manufacturing facilities due to capacity constraints, and we may not be able to substitute suitable alternative third party manufacturers in a timely manner or at acceptable prices. Any disruption in the supply of products from our third party manufacturers may harm our business and could result in a loss of sales and an increase in production costs, which would adversely affect our results of operations.

Our business could suffer if our third party manufacturers violate labor laws or fail to conform to generally accepted ethical standards.

We generally require our third party manufacturers to meet our standards for working conditions and other matters before we are willing to place business with them. As a result, we may not always obtain the lowest cost production. Moreover, we do not control our third party manufacturers or their respective labor practices. If one of our third party manufacturers violates generally accepted labor standards by, for example, using forced or indentured labor or child labor, failing to pay compensation in accordance with local law, failing to operate its factories in compliance with local safety regulations, or diverging from other labor practices generally accepted as ethical, we likely would cease dealing with that manufacturer, and we could suffer an interruption in our product supply. In addition, such a manufacturer's actions could result in negative publicity and may damage our reputation and the value of our brand and discourage retail customers and consumers from buying our products.

We manufacture a portion of our crocs products, and any difficulties or disruptions in our manufacturing operations could adversely affect our sales and results of operations.

We produce some of our products at our company-operated manufacturing facilities in Canada and Mexico. In the three months ended March 31, 2005, we produced approximately 36% of our crocs footwear production at our Canadian facility, and we recently commenced production at our company-operated facility in Mexico. The manufacturing of our products from our proprietary closed-cell resin requires the use of a complex process, and we may experience difficulty in producing footwear that meets our high quality control standards. We will be required to absorb the costs of manufacturing and disposing of products that do not meet our quality standards. These costs are primarily incurred in connection with the initial production of new products, although we may also experience increases in training costs when we initiate production of new products. Additionally, we may incur increased costs as a result of the introduction of new manufacturing equipment such as molds and injection molding machines. Any increases in our manufacturing costs could adversely impact our margins. Furthermore, our manufacturing capabilities are subject to many of the same risks and challenges noted above with respect to our third party manufacturers, including our ability to scale our production capabilities to meet the needs of our customers, and our manufacturing may be disrupted for reasons beyond our control, including work stoppages, fires, earthquakes, floods or other natural disasters. Any disruption to our manufacturing operations will hinder our ability to deliver products to our customers in a timely manner, and could have a material and adverse effect on our business.

We established our own manufacturing facility in Mexico by acquiring the assets of an existing footwear manufacturer in April 2005, and we have leased adjacent facilities and ordered additional equipment to increase production capacity at this facility. Prior to April 2005, we had never independently established our own manufacturing facility, and this newly-established facility may not be as efficient or as productive as our other company-operated or third party manufacturing operations. Moreover, the expansion of our company-operated manufacturing capabilities will increase our fixed cost base, and could adversely impact our margins and results of operations in the event our sales decline or do not continue to grow.

We depend on a limited number of suppliers for key production materials, and any disruption in the supply of such materials could interrupt product manufacturing and increase product costs.

We depend on a limited number of sources for the materials used to make our crocs footwear. We source the elastomer resins that constitute the primary raw materials used in our proprietary closed-cell resin that we use to produce our footwear products from one supplier. We do not have any formal purchase agreement with the provider of the elastomer resins, and we purchase these elastomer resins on a purchase order basis. If the supplier we rely on for elastomer resins were to cease production of these materials, we may not be able to obtain suitable substitute materials in time to avoid interruption of our production cycle, if at all. We may also have to pay materially higher prices in the future for the elastomer resins or any substitute materials we use, which would increase our production costs and could have a materially adverse impact on our margins and results of operations.

Additionally, a single third party processor in Italy compounded all of the proprietary closed-cell resin we used in producing crocs footwear in 2004, and we expect that this third party processor will continue to provide at least a majority of our requirements for the foreseeable future. Although we have arranged for another third party processor to compound our resin and we expect to begin compounding our own proprietary closed-cell resin in 2005, the compounding process is complex and difficult to perfect on a large scale, and neither we nor our new third party processor may be able to compound meaningful quantities of our proprietary closed-cell resin in the near future.

If we are unable to obtain suitable elastomer resins or if we are unable to procure sufficient quantities of our proprietary closed-cell resin, we may not be able to meet our production requirements in a timely manner. Such failure could result in lost potential sales, delays in shipments to customers, strained relationships with customers and diminished brand loyalty.

If we are unable to assimilate our new managers and recruit and retain key personnel necessary to operate our business, our ability to successfully develop and market our products may be harmed.

Several of our executive officers have recently joined us and therefore have limited experience in managing our company. For example, we hired Ronald Snyder, our President and Chief Executive Officer, in June 2004, and Caryn Ellison, our Chief Financial Officer, in November 2004. We may experience difficulty assimilating our recently hired managers, which may adversely impact our business.

To expand our business we will also need to attract, retain and motivate highly skilled design, development, management, accounting, sales, merchandising, marketing and customer service personnel. We plan to hire additional personnel in all areas of our business. Competition for many of these types of personnel is intense. As a result, we may be unable to successfully attract or retain qualified personnel. Additionally, any of our officers or employees can terminate their employment with us at any time, and we do not maintain key person life insurance on any of our employees, including any member of our management team. The loss of any key employee or our inability to attract or retain other qualified employees could harm our business and results of operations.

We rely on a single third party for a significant portion of our warehouse, distribution and fulfillment operations. If this party is unwilling or unable to continue providing services to us, our business could be materially harmed.

We have recently engaged Expeditors International of Washington, Inc. to operate our warehouse, distribution and fulfillment process for a significant portion of our domestic sales. We are dependent on Expeditors to manage inventory, process orders and distribute products to our customers in a timely manner. We do not have a long-term contract with Expeditors and they may unilaterally terminate their relationship with us at any time or seek to increase the prices they charge us. Any disruption in our relationship with Expeditors could cause significant delays in the fulfillment of our customers' orders, and we may not be able to locate another distributor that can provide comparable warehouse, distribution and fulfillment services in a timely manner or on acceptable commercial terms. Additionally, any serious disruption to the services provided to us by Expeditors could harm our ability to supply products to our customers, including:

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  damage or destruction to Expeditors's warehouse and distribution center used for our products due to fire, earthquake or any other natural disaster;

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  work stoppages, disputes or difficulties between Expeditors and its employees;

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  malfunctions in Expeditors's information systems; or

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  disruptions in Expeditors's shipping channels.

In the event that the distribution of our products by Expeditors is interrupted for any reason, our business may be materially and adversely affected.

We are in the process of establishing our own warehouse, distribution and fulfillment capabilities, and are also developing relationships with additional third parties to conduct similar services for us. Any additional expenses incurred in connection with, or any disruption in the supply of our products that is caused by, such changes in our logistical infrastructure could adversely affect our business.

We have recently established a company-operated warehouse and order processing and customer order facility in Niwot, Colorado that manages all Internet, apparel and accessories orders and shipments. We have established or are in the process of establishing additional company-operated warehouse and fulfillment operations in Mexico, China, Canada, the Netherlands, and Singapore, and are developing relationships with third parties in Australia, China and Mexico to provide such services to us. We believe these warehousing, distribution and fulfillment services will enable us to ship our products from the facilities that manufacture our products directly to our customers, rather than remaining dependent on Expeditors's distribution facility in Colorado. The transition from Expeditors to another vendor or to a company-operated warehousing, distribution and fulfillment operation could result in significant delays and disruptions in the supply of our products and could require that we make significant additional expenditures that may adversely impact our operating results.

Moreover, until recently we had never engaged in the warehousing of our products or provided order fulfillment for our retail customers or consumers. As such, we cannot ensure that we will be able to successfully conduct these activities, or that other third parties will be able to conduct these activities for us in a satisfactory manner. Additionally, these warehouse, distribution and fulfillment operations subject us to many of the same risks that our current relationship with Expeditors does, as noted above. In the event that we or a third party are unable to conduct warehousing, distribution and fulfillment activities in a cost effective, timely, and accurate manner, the distribution of our products may be adversely affected, which could result in harm to our relationships with our retail customers and consumers, a reduction in demand for our products, and additional expenses to us.

We face significant competition and if we are unable to compete effectively, sales of our products may decline and our business could be harmed.

The footwear industry is highly competitive. Recent growth in the market for casual footwear has encouraged the entry of new competitors into the marketplace and has increased competition from established companies. Some of our competitors are offering products that are substantially similar, in design and materials, to our crocs-branded footwear. Most of the raw materials required to make our proprietary closed-cell resin are readily available for purchase. In addition, access to offshore manufacturing is also making it easier for new companies to enter the markets in which we compete.

Our competitors include most major athletic and footwear companies, branded apparel companies and retailers with their own private labels. A number of our competitors:

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  have significantly greater financial resources than we have;

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  have more comprehensive product lines than ours;

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  have broader market presence than we have in, or have their own, retail outlets;

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  have longer-standing relationships with retailers than we have;

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  have a longer operating history than ours;

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  have greater distribution capabilities than we have;

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  have stronger brand recognition than we have; and

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  spend substantially more on product advertising and sales than we do.

Our competitors' greater capabilities in these areas may enable them to better withstand periodic downturns in the footwear industry, compete more effectively on the basis of price and production and more quickly develop new products. If we fail to compete successfully in the future, our sales and profits may decline, our financial condition may deteriorate and the market price of our common stock is likely to fall.

If we are unable to establish and protect our trademarks and other intellectual property rights, competitors may sell products that are substantially similar to our crocs footwear, or may produce counterfeit versions of our products, and such competing or counterfeit products could divert sales and may damage our brand image.

We believe our trademarks, trade names, copyrights, trade secrets, pending patents, trade dress and designs are valuable and integral to our success and competitive position. Given the increased popularity of our crocs brand, we believe there is a high likelihood that counterfeit products or other products infringing on our intellectual property rights will emerge, seeking to benefit from the consumer demand for crocs footwear. From time to time, we have identified competitors selling products that are very similar in design to certain of our crocs footwear models, and that are manufactured from what may be comparable materials to our products. In order to protect our brand, we may be required to spend significant resources to monitor and police our intellectual property rights. We may not be able to detect infringement and may lose our competitive position in the market before we are able to do so. In addition, enforcing rights to our intellectual property may be difficult and expensive, and we may not be successful in combating counterfeit products and stopping infringement of our intellectual property rights, particularly in some foreign countries, which could make it easier for competitors to capture market share. Intellectual property rights may also be unavailable or limited in some foreign countries. Furthermore, our efforts to enforce our trademark and other intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our trademark and other intellectual property rights. If we are unsuccessful in protecting and enforcing our intellectual property rights, continued sales of such competing products by third parties could harm our brand and adversely impact our business, financial condition and results of operations.

We have registered crocs as a trademark in Australia, Japan, New Zealand and Panama. We have also applied to register crocs as a trademark in the U.S., Brazil, China, the European Union, Israel, Mexico and South Africa, but such applications have not been approved. In many of the countries in which we are doing or intend to do business, however, we have not yet applied to register as trademarks crocs, our company logos, the individual brand names for our products or our marketing slogans. In addition, we have not extended the scope of all of our trademark registrations and applications to cover non-footwear products. Furthermore, we may not obtain trademark registrations in connection with any applications that we do file and trademark protection, whether registered or common law, may not be available in every country in which we offer or intend to offer our products. Failure to adequately protect our trademark rights could damage or even destroy our crocs brand, expose us to trademark liability and impair our ability to compete effectively. In addition, defending or enforcing our trademark rights could result in the expenditure of significant financial and managerial resources.

We believe our success also depends in part on our ability to obtain and enforce patent protection for our products, both in the U.S. and other countries, to prevent our competitors from developing, manufacturing and marketing similar products. Currently, we have only been issued four Community

Design Registrations and one Community Multiple Design Registration in the European Union, but have not been issued any utility patents or design patents in the U.S. or any other countries. We do not know whether any of our pending or future patent applications will result in the issuance of patents, and competitors may challenge the validity or scope of these patent applications. The scope and extent of patent protection for our products is uncertain and we cannot predict the breadth of claims that will be allowed and issued in patents. If such patents are issued, we cannot predict how the claims will be construed or enforced, and such patents may not provide us with any competitive advantages, or may be challenged by third parties.

We also rely upon trade secrets, confidential information and other unpatented proprietary information, related to, among other things, the formulation of our proprietary closed-cell resin and product development, especially where we do not believe patent protection is appropriate or obtainable. Using third party manufacturers may increase risk of misappropriation of our trade secrets, confidential information and other unpatented proprietary information. The agreements we use to try to protect our intellectual property, confidential information and other unpatented proprietary information may not effectively protect such intellectual property and information and may not be sufficient to prevent unauthorized use or disclosure of such trade secrets and information. A party to one of these agreements may breach the agreement and we may not have adequate remedies for such breach. As a result, our trade secrets, confidential information and other unpatented proprietary information may become known to others, including our competitors. Furthermore, as with any trade secret, confidential information or other proprietary information, others, including our competitors, may independently develop or discover such trade secrets and information, which would render them less valuable to us.

Third parties may claim that we are infringing their intellectual property rights, and such claims may be costly to defend, may require us to pay licensing fees, damages, or other amounts, and may prevent, or otherwise impose limitations on, the manufacture, distribution or sale of our products.

From time to time, third parties may claim that we are infringing upon their intellectual property rights, and we may be found to infringe those intellectual property rights. While we do not believe that any of our products infringe the valid intellectual property rights of third parties, we may be unaware of the intellectual property rights of others that may cover some of our technology or products. If we are forced to defend against such third party claims, whether or not such claims are resolved in our favor, we could encounter expensive and time consuming litigation which could divert our management and key personnel from business operations. Further, if we are found to be infringing on the intellectual property rights of others, we may be required to pay damages or ongoing royalty payments, or comply with other unfavorable terms. Additionally, if we are found to be infringing on the intellectual property rights of others, we may not be able to obtain license agreements on terms acceptable to us, and this may prevent us from manufacturing, marketing or selling our products. Thus, such third party claims may significantly reduce the sales of our products or increase our cost of goods sold. Any such reductions in sales or cost increases could be significant, and could have a material and adverse affect on our business.

Our financial success may be limited to the strength of our relationships with our retail customers and to the success of such retail customers.

Our financial success is significantly related to the willingness of our retail customers to continue to carry our products and to the success of such customers. We do not have long term contracts with any of our retail customers, and sales to our retail customers are generally on an order-by-order basis and are subject to rights of cancellation and rescheduling by the customer. If we cannot fill our retail customers' orders in a timely manner, the sales of our products and our relationships with those customers may suffer, and this could have a material adverse effect on our product sales and ability to grow our product line.

In the three months ended March 31, 2005, our ten largest retail customers accounted for approximately 39% of our revenues, with Dillard's, our largest customer for the quarter, accounting for approximately 12% of our revenues. If any of our major retail customers experiences a significant downturn in their business or fails to remain committed to our products or brand, then these customers may reduce or discontinue purchases from us. In addition, we extend credit to our customers based on an evaluation of each customer's financial condition. If a significant customer to whom we have extended credit experiences financial difficulties, our bad debt expense may increase relative to revenues in the future. Any significant increase in our bad debt expense relative to revenues would adversely impact our net income and cash flow and could affect our ability to pay our own obligations as they become due.

Furthermore, many of our retail customers compete with each other, and if they perceive that we are offering their competitors better pricing and support, they may reduce purchases of our products. In addition, we compete directly with our retail customers by selling our products to consumers via the Internet and through our company-operated kiosks. If our retail customers believe that our direct sales to consumers divert sales from their stores, this may weaken our relationships with such customers and cause them to reduce purchases of our products.

If we do not accurately forecast consumer demand, we may have excess inventory to liquidate or have greater difficulty filling our customers' orders, either of which could adversely affect our business.

The footwear industry is subject to cyclical variations and declines in performance, as well as fashion risks and rapid changes in consumer preferences, the effects of weather, general economic conditions and other factors affecting demand. Because our business has relatively long lead times for design and production, we must commit to production tooling and production volumes many months before consumer demands become apparent. If we overestimate demand for our products, we may be forced to liquidate excess inventories at a discount to customers, resulting in markdowns and lower gross margins. Conversely, if we underestimate consumer demand, we could have inventory shortages, which can result in lost potential sales, delays in shipments to customers, strains on our relationships with customers and diminished brand loyalty. Moreover, because our product line is limited, we may be disproportionately affected by cyclical downturns in the footwear industry, changes in consumer preferences and other factors affecting demand, which may make it more difficult for us to accurately forecast our production needs, exacerbating these risks. A decline in demand for our products, or any failure on our part to satisfy increased demand for our products, could adversely affect our business and results of operations.

We may fail to successfully expand our distribution network or introduce our products internationally, and this may cause our results of operations to fall short of expectations.

As part of our growth strategy, we plan to expand our distribution network and expand the sales of our products into new locations internationally. Successfully executing this strategy will depend on many factors, including:

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  the strength of the crocs brand and competitive conditions in new markets that we attempt to enter;

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  our ability to attract and retain qualified distributors or agents or to develop direct sales channels;

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  our ability to use and protect the crocs brand, and our other intellectual property, in these new markets and territories; and

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  our ability to successfully enter and compete in markets and territories, especially internationally, where we have little distribution experience and where our crocs brand is not well known.

If we are unable to successfully expand our distribution channels and sell our crocs-branded products internationally, our business may fail to grow, our brand may suffer and our results of operations may be adversely impacted.

We conduct, and in the future expect to conduct, a significant portion of our activities outside the U.S., and therefore we are subject to the risks of international commerce.

We use third party manufacturers located in foreign countries, we operate manufacturing facilities located in Canada and Mexico, and we sell our products to retailers outside of the U.S. Foreign manufacturing and sales activities are subject to numerous risks, including the following:

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  tariffs, import and export controls and other non-tariff barriers such as quotas and local content rules;

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  increased transportation costs due to distance, energy prices or other factors;

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  delays in the transportation and delivery of goods due to increased security concerns;

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  foreign currency fluctuations, for which we do not currently engage in any material hedging transactions;

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  restrictions on the transfer of funds;

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  changing economic conditions;

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  restrictions, due to privacy laws, on the handling and transfer of consumer and other personal information;

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  changes in governmental policies and regulations;

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  political unrest, terrorism or war, any of which can interrupt commerce;

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  expropriation and nationalization;

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  difficulties in managing foreign operations effectively and efficiently from the U.S.; and

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  difficulties in understanding and complying with local laws, regulations and customs in foreign jurisdictions.

Furthermore, our manufacturing activity outside of the U.S., including the production of our products by third party manufacturers, is subject to risks of poor infrastructure, shortages of equipment, and labor unrest, in addition to those risks noted above. Once our products are manufactured, we may also suffer delays in distributing our products due to work stoppages, strikes or lockouts at the ports where our products arrive. Such labor disruptions could result in product shortages and delays in distributing our products to retailers. These factors and the failure to properly respond to them could make it difficult to obtain adequate supplies of quality products when we need them, resulting in reduced sales and harm to our business.

Additionally, although sales outside of the U.S. did not constitute a significant portion of our revenues in 2004, we expect to expand our international sales and marketing operations in the future. Our ability to capitalize on growth in new international markets and to maintain the current level of operations in our existing international markets is subject to risks associated with international sales operations, as noted above, as well as the difficulties associated with promoting products in unfamiliar cultures.

We are subject to various environmental laws and regulations that could impose substantial costs on us and may adversely affect our business and results of operations.

Some of our operations use substances regulated under various federal, state, local and international environmental and pollution laws, including those relating to the storage, use, discharge, disposal and labeling of, and human exposure to, hazardous and toxic materials. Compliance with current or future environmental laws and regulations could restrict our ability to expand our facilities or require us to acquire additional expensive equipment, modify our manufacturing processes, or incur other significant expenses. In addition, we could incur costs, fines and civil or criminal sanctions, third party property damage or personal injury claims, or could be required to incur substantial investigation or remediation costs, if we were to violate or become liable under any environmental laws. Liability under environmental laws can be joint and several and without regard to comparative fault. There can be no assurance that violations of environmental laws or regulations have not occurred in the past and will not occur in the future as a result of our inability to obtain permits, human error, equipment failure or other causes, and any such violations could harm our business and financial condition.

We are required to comply with government regulation of the Internet and e-commerce, and any failure to do so could harm our business.

We conduct a portion of our business through direct sales to consumers via our Internet website, which subjects us to regulations and laws governing the Internet and e-commerce. Existing and future laws and regulations may impede the growth of our Internet sales, and may cover, among other things, taxation, user privacy, data protection, pricing, content, copyrights, distribution, electronic contracts and other communications, and the provision of online payment services. In particular, Internet privacy and data protection laws in certain jurisdictions in which we conduct or expect to conduct sales through our website require us to adopt and comply with a formal privacy policy, to accommodate the privacy preferences of our consumers and to take certain other actions to protect our customers' personal information. To the extent that we do not comply with laws governing the Internet and e-commerce, including privacy and data protection laws, we may be subject to legal challenges, enforcement actions, court orders, penalties and negative publicity, any of which could harm our business.

Sales of our products may be subject to seasonal variations, which could increase the volatility of the price of our common stock.

The footwear industry generally is characterized by significant seasonality of sales. Due to the growth in sales of our products in the past two years, we cannot assess with any certainty the degree to which sales of our footwear products will be subject to seasonal variation, but we expect some degree of seasonality in the future. For example, extended periods of unusually cold weather during the spring and summer could reduce demand for our footwear. Seasonal variations in consumer demand may result in fluctuations in our results of operations from quarter to quarter, and the effect of favorable or unfavorable weather on sales may be significant enough to materially affect our quarterly results. Wide variations in our quarterly operating results may increase the volatility of the price of our common stock.

We may face product liability claims or product recalls that are costly and create adverse publicity, and this could harm our business.

The products we sell may, from time to time, contain defects which could subject us to product liability claims and product recalls. Our products are often used in outdoor activities, and consumers of our products expect them to be well designed and durable. We have not experienced any expense as a result of product liability claims or product recalls, but we may incur expenses in connection with such claims or recalls in the future. Any product liability claim or product recall could generate negative publicity for, and harm, our crocs brand, and could adversely affect our business and results of operations.

Any acquisitions may be difficult to identify and successfully integrate into our business and could have other adverse consequences.

We have made, and may in the future make, acquisitions of, or investments in, other companies. For example, in June 2004, we acquired Foam Creations, and in April 2005, we acquired the manufacturing operations of a footwear producer in Mexico. We expect to consider other opportunities to acquire or make investments in other businesses and products that could enhance our manufacturing capabilities, complement our current products or expand the breadth of our markets or customer base. The pursuit of acquisitions may divert the attention of management and cause us to incur various expenses in identifying, investigating and pursuing suitable acquisitions, whether or not they are consummated. In the event we finance acquisitions by issuing equity or convertible debt securities, our stockholders may be diluted.

In addition, we have limited experience in acquiring other businesses. If we acquire additional businesses, we may not be able to integrate the acquired operations successfully with our business or effectively manage the combined business following completion of the acquisition. We may also not achieve the anticipated benefits from the acquired business due to any of the following factors:

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  unanticipated costs associated with the acquisition;

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  diversion of management's attention from our core business;

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  harm to our existing business relationships with manufacturers and customers as a result of the acquisition;

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  the potential loss of key employees; or

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  risks associated with entering new product lines or markets in which we have little or no prior experience.

If we are unable to integrate any new business successfully, we could be required either to dispose of the acquired operations or to undertake changes to the acquired operations in an effort to integrate them with our business. If we experience any of the difficulties noted above, our business and financial condition could be materially and adversely affected.

We intend to make substantial expenditures to expand our operations and remain competitive in the rapidly changing footwear industry, and we may not be able to secure adequate financing to meet the needs of our business.

Our future success may depend on our ability to obtain additional financing and capital to support our continued growth and operations, including our working capital needs. We may seek to raise capital by:

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  issuing additional common stock or other equity securities;

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  issuing debt securities; or

  •
  borrowing funds under a credit facility.

We may not be able to obtain additional capital when we want or need it, and capital may not be available to us on satisfactory terms. If we issue additional equity or convertible debt securities to raise capital, it may be dilutive to your ownership interest. Furthermore, any additional financing and capital may have terms and conditions that adversely affect our business, such as restrictive financial or operating covenants. If we fail to secure adequate financing on acceptable terms for our maintenance or growth, our business could be materially harmed.

We can issue shares of preferred stock without stockholder approval, which could adversely affect the rights of common stockholders.

Our certificate of incorporation permits us to establish the rights, privileges, preferences and restrictions, including voting rights, of future series of our preferred stock and to issue such stock without approval from our stockholders. The rights of holders of our common stock may suffer as a result of the rights granted to holders of preferred stock that we may issue in the future. In addition, we could issue preferred stock to prevent a change in control of our company, depriving common stockholders of an opportunity to sell their stock at a price in excess of the prevailing market price.

Our certificate of incorporation, bylaws and Delaware law contain provisions that could discourage a third party from acquiring us and consequently decrease the market value of an investment in our stock.

Our certificate of incorporation, bylaws and Delaware corporate law each contain provisions that could delay, defer or prevent a change in control of our company or changes in our management. Among other things, these provisions:

  •
  authorize us to issue preferred stock that can be created and issued by the board of directors without prior stockholder approval, with rights senior to those of common stock;

  •
  do not permit cumulative voting in the election of directors, which would otherwise allow less than a majority of stockholders to elect director candidates;

  •
  prohibit stockholders from calling special meetings of stockholders;

  •
  prohibit stockholder action by written consent, thereby requiring all stockholder actions to be taken at a meeting of our stockholders;

  •
  allow the authorized number of directors to be changed only by resolution of the board of directors;

  •
  establish advance notice requirements for submitting nominations for election to the board of directors and for proposing matters that can be acted upon by stockholders at a meeting; and

  •
  classify our board of directors so that only some of our directors are elected each year.

These provisions could discourage proxy contests and make it more difficult for our stockholders to elect directors and take other corporate actions, which may prevent a change of control or changes in our management that a stockholder might consider favorable. In addition, Section 203 of the Delaware General Corporation Law may discourage, delay, or prevent a change in control of us. Any delay or prevention of a change of control or change in management that stockholders might otherwise consider to be favorable could cause the market price of our common stock to decline.

Risks Related to this Offering

Our common stock has no prior market, and the price of our common stock may be volatile.

Prior to the offering, there has been no public market for our common stock, and a regular trading market may not develop after the offering. The initial public offering price of our common stock will be determined through negotiations between the underwriters, the selling stockholders and us, but the market price of our common stock may decline below the initial public offering price in the future. Numerous factors, many of which are beyond our control, may cause the market price of our common stock to fluctuate significantly. These factors include:

  •
  our earnings releases, actual or anticipated changes in our earnings, fluctuations in our operating results or our failure to meet the expectations of financial market analysts and investors;

  •
  significant developments relating to our manufacturing or distribution relationships;

  •
  price and volume fluctuations in the overall stock market from time to time;

  •
  customer orders of new products from us and our competitors;

  •
  investor perceptions of the footwear and apparel industries in general and our company in particular;

  •
  the operating and stock performance of comparable companies;

  •
  general economic conditions and trends;

  •
  major catastrophic events;

  •
  changes in accounting standards, policies, guidance, interpretation or principles;

  •
  loss of external funding sources;

  •
  sales of stock by our executive officers; or

  •
  departures of key personnel.

In addition, the timing of orders by our customers may cause quarterly fluctuations of our results of operations that may, in turn, affect the market price of the common stock.

Future sales of our common stock could depress our stock price.

We expect that all of our stockholders and optionholders, including all of our executive officers and directors, will agree not to sell shares of our common stock for a period of 180 days following this offering, subject to extension for up to 35 days under specified circumstances at the option of Piper Jaffray and Thomas Weisel Partners. However, Piper Jaffray and Thomas Weisel Partners may waive this restriction and allow any such stockholders to sell shares at any time. Shares of common stock subject to these lockup agreements will become eligible for sale in the public market upon expiration of these lock-up agreements, subject to limitations imposed by Rule 144 under the Securities Act of 1933. See "Shares Eligible for Future Sale." Sale of shares of our common stock by our stockholders, or the perception that such stockholders may sell shares of our common stock, could have an adverse impact on the market price for our common stock.

We will incur increased costs as a public company, which could adversely affect our financial condition and results of operations.

As a public company, we will incur significant legal, accounting and other expenses that we do not incur as a privately-owned company. In addition, the Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the SEC and Nasdaq, have required changes in the corporate governance practices of public companies. We expect these new rules and regulations will increase our legal and financial compliance costs and make some activities more time-consuming and costly. In addition, we will incur additional costs associated with our public company reporting requirements. We also expect these new rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers. Any of these circumstances could adversely affect our business, financial condition or results of operations.

If you purchase shares of common stock sold in this offering, you will experience immediate dilution.

If you purchase shares of our common stock in this offering, you will experience significant immediate dilution because the price that you pay will be substantially greater than the net tangible book value per share of the shares you acquire. You will experience additional dilution upon the exercise of stock options, including those stock options currently outstanding and those granted in the future and any issuance of restricted stock or other equity awards under our equity incentive plan. See "Dilution."

We do not anticipate paying cash dividends on our shares of common stock in the foreseeable future.

We intend to retain any future earnings to fund the operation and expansion of our business and, therefore, we do not anticipate paying cash dividends on our shares of common stock in the foreseeable future. As such, you may only realize a return on your investment upon a sale of our common stock, if at all.

We will have broad discretion in the use of proceeds from this offering and may not obtain a significant return on the use of these proceeds.

We plan to use the net proceeds from this offering to repay the outstanding balance on our revolving credit facility and for working capital and other general corporate purposes. However, we will have broad discretion in determining how we apply much of the net proceeds from this offering and you may not agree with such uses. Also, we may not be successful in investing the net proceeds from this offering to yield a favorable return. For more information, see "Use of Proceeds."

A SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. The forward-looking statements are contained principally in the sections entitled "Summary," "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. These risks and uncertainties include, but are not limited to, the following:

  •
  our limited operating history;

  •
  our significant recent expansion;

  •
  changing fashion trends;

  •
  our reliance on market acceptance of the small number of products we sell;

  •
  our ability to develop and sell new products;

  •
  our limited manufacturing capacity and distribution channels;

  •
  our reliance on third party manufacturing and logistics providers for the production and distribution of our products;

  •
  our reliance on a single-source supply for certain raw materials;

  •
  our management and information systems infrastructure;

  •
  our ability to obtain and protect intellectual property rights;

  •
  the effect of competition in our industry;

  •
  our ability to attract and retain management talent; and

  •
  other factors described in this prospectus under the heading "Risk Factors."

In some cases, you can identify forward-looking statements by terms such as "anticipates," "believes," "could," "estimates," "expects," "intends," "may," "plans," "potential," "predicts," "projects," "should," "would" and similar expressions intended to identify forward-looking statements. Forward-looking statements reflect our current views with respect to future events, are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Also, forward-looking statements represent our estimates and assumptions only as of the date of this prospectus. You should read this prospectus and the documents that we reference in this prospectus, or that we have filed as exhibits to the registration statement of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

Except as required by law, we assume no obligation to update any forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in any forward-looking statements, even if new information becomes available in the future.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of common stock offered by us will be approximately $        million, assuming a public offering price of $         per share and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us in connection with this offering. All shares of our common stock that are subject to the underwriters' over-allotment option will be sold to the underwriters by the selling stockholders. We will not receive any proceeds from the sale of shares to be sold by the selling stockholders.

We will use approximately $5.0 million of the net proceeds we receive from the sale of our common stock in this offering to repay all amounts outstanding under our bank credit facility. The amount payable under the credit facility at June 30, 2005 was $5.0 million. Interest on this credit facility accrues at the higher of the Bank of America prime rate plus 1.0% or the Federal Funds Rate plus 1.5%. The interest rate as of June 30, 2005 was 7.28% per annum. Interest accrues on the credit facility monthly and is paid at the end of each month. The credit facility matures on April 8, 2006. We are required to repay the credit facility in full in the event we complete a public offering of our common stock, including this offering. Upon repayment of the credit facility with a portion of the proceeds of this offering, the facility will terminate. We used a portion of the proceeds of borrowings under the credit facility to fund the distribution of $3.0 million in cash to members as of December 31, 2004 of our predecessor limited liability company pursuant to the operating agreement for that entity. In addition, we used $1.3 million for the purchase of our manufacturing operation in Mexico and associated operating assets in April 2005 and $700,000 for working capital purposes.

We intend to use the remainder of the net proceeds we receive from this offering for working capital and general corporate purposes, including approximately $2.0 million to expand and upgrade our existing information technology systems, and a portion of the remainder to further develop our international operations and to increase our marketing activities. In addition, we may use a portion of the net proceeds to acquire or invest in complementary businesses or products or to obtain additional manufacturing facilities. We have no commitments with respect to any acquisition or investment, and we are not involved in negotiations with respect to any similar transaction.

Pending application of the net proceeds we receive from this offering, we will invest the proceeds in government securities and other short-term, investment-grade interest bearing securities.

DIVIDEND POLICY

We currently intend to retain all future earnings for the operation and expansion of our business and do not anticipate paying cash dividends on our shares of common stock in the foreseeable future. Any payment of cash dividends in the future will be at the discretion of our board of directors and will depend upon our results of operations, earnings, capital requirements, contractual restrictions, outstanding indebtedness and other factors that our board of directors deems relevant.

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2005:

  •
  on an actual basis; and

  •
  on a pro forma, as adjusted, basis to give effect to:

  •
  conversion of all outstanding shares of Series A preferred stock into 31,900 shares of common stock;

  •
  the issuance of 1,832 shares of common stock to employees and consultants on June 29, 2005 and July 1, 2005; and

  •
  the sale by us of                shares of common stock in this offering at an assumed initial public offering price of $        per share; our receipt of the estimated net proceeds of the offering of $                , after deducting underwriting discounts and commissions and estimated offering expenses payable by us; and repayment of certain indebtedness as set forth in "Use of Proceeds."

You should read the information below in conjunction with our consolidated financial statements and their notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Use of Proceeds" included elsewhere in this prospectus.

	As of March 31, 2005
	Actual	Pro Forma As Adjusted
	(dollars in thousands)
	(unaudited)
Long-term debt	$2,822	$
Redeemable common shares(1)	1,800
Redeemable convertible preferred stock, par value $0.001 per share, 7,000,000 shares authorized:(2)
Series A: 31,900 shares issued and outstanding, actual; and 0 shares pro forma as adjusted	5,500
Stockholders' equity:
Common Stock, par value $0.001 per share; 25,000,000 shares authorized; 107,932 shares issued and outstanding, actual; and shares issued and outstanding, pro forma as adjusted	1
Additional paid-in capital	4,467
Deferred compensation	(4,208)
Accumulated deficit	(1,344)
Accumulated other comprehensive income	529

Total stockholders' deficit	(555)

Total capitalization	$9,567	$

(1)
In connection with the completion of this offering, the redemption feature associated with these shares will expire and these shares will be reclassified to stockholders' equity.

(2)
All of our outstanding redeemable convertible preferred stock will be converted into 31,900 shares of our common stock upon completion of this offering.

DILUTION

If you invest in our common stock in this offering, upon the completion of this offering your ownership interest will be diluted to the extent of the difference between the initial public offering price per share and the pro forma net tangible book value per share of our common stock. Our pro forma net tangible book value as of March 31, 2005 was approximately $        million, or approximately $        per share. Pro forma net tangible book value per share is determined by dividing the excess of our pro forma total tangible assets over our pro forma total liabilities by the pro forma total number of shares of common stock outstanding. Our pro forma total tangible assets and pro forma total liabilities include the incurrence of $5.0 million of indebtedness under our credit facility in April 2005, and our use of the proceeds therefrom to pay a distribution of $3.0 million in cash to members as of December 31, 2004 of our predecessor limited liability company pursuant to the operating agreement for that entity, to purchase our manufacturing operations in Mexico and associated assets for $1.3 million in cash in April 2005, and $700,000 for working capital purposes. The pro forma total number of shares of common stock outstanding includes the effect of the conversion of all shares of our outstanding Series A preferred stock into common stock in connection with this offering.

Investors participating in this offering will incur immediate, substantial dilution. After giving effect to our sale and issuance of common stock in this offering at the initial public offering price of $        per share, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of March 31, 2005 would have been approximately $        million, or $        per share of common stock. This represents an immediate increase in net tangible book value of $        per share to existing stockholders and an immediate dilution of $        per share to new investors purchasing shares of common stock in this offering at the initial offering price. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$

Pro forma net tangible book value per share at March 31, 2005	$

Increase in pro forma net tangible book value per share attributable to this offering	$

Pro forma net tangible book value per share after this offering		$

Dilution per share to new investors		$

The following table sets forth on a pro forma basis as of March 31, 2005, the total number of shares of common stock purchased from us, the total consideration paid to us for these shares and the average price per share paid to us by our existing stockholders and by new investors, before deducting underwriting discounts and commissions and estimated offering expenses payable by us at an assumed initial public offering price of $        per share.

	Shares Purchased			Total Consideration
Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors			%	$		%	$

Total		100%			$100%		$

Sales by the selling stockholders in this offering will cause the number of shares held by existing stockholders to be reduced to                , or         % of the total number of shares of our common stock outstanding after this offering, and will increase the total number of shares held by new investors to

, or        % of the total number of shares of our common stock outstanding after this offering. If the underwriters' over-allotment option is exercised in full, the number of shares held by existing stockholders after this offering, including the effect of sales by the selling stockholders, would be reduced to                , or        % of the total number of shares of our common stock outstanding after this offering, and the number of shares held by new investors would increase to                , or        % of the total number of shares of our common stock outstanding after this offering.

To the extent options are exercised or shares of common stock are issued pursuant to restricted stock award agreements or other awards under our 2005 Equity Incentive Plan, there will be further dilution to investors in this offering.

SELECTED CONSOLIDATED FINANCIAL DATA

You should read the selected consolidated financial data presented below in conjunction with our consolidated financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

The selected financial data presented below under the heading "Consolidated Statement of Operations Data" for the years ended December 31, 2002, 2003 and 2004 and the selected financial data presented below under the heading "Consolidated Balance Sheet Data" as of December 31, 2003 and 2004 have been derived from, and are qualified by reference to, the consolidated financial statements included elsewhere in this prospectus. The selected financial data presented below under the headings "Consolidated Statement of Operations Data" and "Consolidated Balance Sheet Data" for the three months ended and as of March 31, 2004 and 2005 are unaudited, have been derived from unaudited consolidated financial statements that are included elsewhere in this prospectus and have been prepared on the same basis as the annual consolidated financial statements. The selected consolidated financial data as of and for the year ended December 31, 2002 are derived from our unaudited financial statements. The selected financial data presented below also includes unaudited pro forma financial information under the heading "Pro Forma for acquisition of Foam Creations Year Ended December 31, 2004" to reflect the acquisition of Foam Creations as if it had occurred on January 1, 2004. Such unaudited pro forma financial information does not necessarily reflect the results of operations that may have actually resulted had the acquisition occurred on January 1, 2004, and should not be taken as necessarily indicative of our future results of operations. The unaudited pro forma financial information has been derived from, and is qualified by reference to, the "Unaudited Pro Forma Condensed Combined Consolidated Statement of Operations" included in this prospectus. In the opinion of management, the unaudited selected financial data presented below under the headings "Consolidated Statement of Operations Data" and "Consolidated Balance Sheet Data" reflect all adjustments, which include only normal and recurring adjustments, necessary to present fairly our results of operations for and as of the periods presented. Historical results are not necessarily indicative of the results of operations to be expected for future periods.

					Three Months Ended March 31,
	Year Ended December 31,
				Pro Forma for acquisition of Foam Creations Year Ended December 31, 2004(2)
	2002(1)	2003	2004		2004	2005(5)
	(in thousands, except per share and operating data)
Consolidated Statement of Operations Data
Revenues	$24	$1,165	$13,520	$16,921	$973	$10,958
Cost of sales	16	891	7,162	8,529	694	4,119

Gross profit	8	274	6,358	8,392	279	6,839
Selling, general and administrative expense (including stock-based compensation expense of $240, $356, $1,792, $1,792, $793 and $699, respectively)	453	1,471	7,929	9,325	1,272	4,096

Income (loss) from operations	(445)	(1,197)	(1,571)	(933)	(993)	2,743
Interest expense	—	3	47	101	1	37
Other expense—net	—	—	19	19	—	17

Income (loss) before income taxes	(445)	(1,200)	(1,637)	(1,053)	(994)	2,689
Income tax expense (benefit)	—	—	(143)	31	—	293

Net income (loss)	(445)	(1,200)	(1,494)	(1,084)	(994)	2,396
Dividends on redeemable convertible preferred shares(3)	—	—	142	275	—	68

Net income (loss) attributable to common stockholders	$(445)	$(1,200)	$(1,636)	$(1,359)	$(994)	$2,328

Income (loss) per common share:
Basic	$(12.54)	$(13.44)	$(15.51)	$(12.88)	$(9.71)	$21.60
Diluted	$(12.54)	$(13.44)	$(15.51)	$(12.88)	$(9.71)	$15.97
Weighted average common shares:
Basic	35,479	89,271	105,479	105,479	102,378	107,765
Diluted	35,479	89,271	105,479	105,479	102,378	150,020
Pro forma income per common share(4)
Basic						$16.67
Diluted						$15.52
Pro forma weighted average shares outstanding(4)
Basic						139,665
Diluted						150,020
Operating Data
Pairs of crocs footwear sold	1,500	76,000	649,000		58,000	641,000
	As of December 31,			As of March 31,
	2002(1)	2003	2004	2004	2005
	(in thousands)
Consolidated Balance Sheet Data
Cash and cash equivalents	$73	$326	$1,054	$54	$1,751
Total assets	454	1,304	16,224	1,487	23,704
Long-term obligations	—	400	3,660	400	3,789
Redeemable common shares	—	1,800	1,800	1,800	1,800
Redeemable convertible preferred shares	—	—	5,500	—	5,500
Total stockholders' deficit	389	(1,642)	(3,591)	(1,488)	(555)

(1)
We were founded in 1999 but did not commence operations until 2002, when we began selling footwear in the United States. As a result, there were no material operations prior to 2002.

(2)
Pro forma to reflect our acquisition of Foam Creations as if it had occurred on January 1, 2004.

(3)
Dividends accrued in 2004 were paid to holders of our Class C convertible preferred membership units. Our Class C membership units were, converted into shares of our Series A preferred stock in connection with our conversion from a limited liability company to a corporation on January 4, 2005.

(4)
Pro forma income per common share for the three months ended March 31, 2005 reflects the conversion of our shares of Series A preferred stock to shares of common stock upon completion of this offering.

(5)
On January 4, 2005, the Company converted from a limited liability company to a taxable corporation. For the tax years beginning on January 1, 2005 and afterward, we will be subject to corporate-level U.S. federal and state income taxes. Additionally, the statement of operations for the three months ended March 31, 2005 reflects a one-time income tax benefit of $723,000 to record the net deferred tax assets at the date of conversion.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our financial statements and related notes included elsewhere in this prospectus. This discussion and analysis contains forward-looking statements based on our current expectations, assumptions, estimates and projections. These forward-looking statements involve risks and uncertainties. See "Special Note Regarding Forward-Looking Statements." Our actual results could differ materially from those indicated in these forward-looking statements as a result of various factors, as more fully discussed below and elsewhere in this prospectus, particularly in the section entitled "Risk Factors."

Overview

We are a rapidly growing designer, manufacturer and marketer of footwear for men, women and children under the crocs brand. We have been marketing and distributing footwear products since November 2002, shortly after completing the modification and improvement of a shoe produced by Foam Creations. In June 2004, we acquired Foam Creations, including its manufacturing operations, product lines and rights to the proprietary closed-cell resin. All of our footwear products incorporate our proprietary closed-cell resin, which enables us to produce a soft and lightweight, non-marking, slip- and odor-resistant shoe that retails at attractive price points ranging from $29.99 to $59.99. In addition to our footwear products, we recently introduced a line of crocs-branded apparel and accessory items. We also use our proprietary closed-cell resin to manufacture non-branded products that we sell to original equipment manufacturers.

We currently sell our crocs-branded products throughout the U.S. and in over 20 countries worldwide. Outside the U.S., we sell our products directly to retailers, or through distributors where we believe they offer a preferable alternative to direct sales. We also sell directly to consumers through our website and our company-operated kiosks. The broad appeal of our footwear has allowed us to market our products to a wide range of distribution channels in the U.S., including traditional footwear retailers as well as a variety of specialty channels. As of July 31, 2005, our retail customer base included approximately 2,700 accounts that represented over 4,700 retail store locations selling our products.

We have achieved significant growth since our inception, driven largely by the popularity of our footwear products and our ability to significantly expand the breadth and depth of our distribution network. Since we started marketing our first footwear model in November 2002, we have increased our unit volumes from 76,000 pairs of footwear sold in 2003 to 649,000 pairs of footwear sold in 2004. We sold 641,000 pairs of footwear in the three months ended March 31, 2005. As a result, our revenues have increased from $1.2 million in 2003 to $13.5 million in 2004, and we recorded $11.0 million of revenues in the three months ended March 31, 2005. Sales of non-branded products by Foam Creations, which we acquired in June 2004, accounted for $1.0 million of our revenues for the three months ended March 31, 2005, and $2.7 million of our revenues in 2004. Our net income for the three months ended March 31, 2005 was $2.4 million, compared to a loss of $994,000 for the three months ended March 31, 2004. Continued growth of our revenues and profitability will depend substantially on the continued popularity of our existing footwear products, our ability to continue to introduce new models of footwear that meet the evolving demands of our retail customers and end consumers, our ability to effectively manage our sales and distribution network, and our ability to maintain sufficient product supply to meet expected growth in demand.

We have achieved strong gross profit margins since commencing sales of our crocs footwear. For the three months ended March 31, 2005, our gross profit was $6.8 million, or 62% of revenues, compared to $279,000, or 29% of revenues, for the three months ended March 31, 2004. We believe a number of factors have contributed to our ability to achieve gross profit margins at these levels. Generally, we have not discounted the purchase price of our crocs footwear due to high levels of demand for our products. In addition, the year-round appeal of our products has resulted in limited returns from our customers. Additionally, our use of third party manufacturers as well as company-operated manufacturing facilities has allowed us to maintain a relatively low cost structure while enabling us to achieve significant production flexibility. We continue to refine our supply, manufacturing and distribution strategies to improve our operating efficiencies and reduce our costs. However, gross profit margins will be affected by our ability to accurately forecast demand and avoid excess inventory, our ability to control our supply, manufacturing and distribution costs, and by changes in the mix of products we sell.

We currently manufacture our footwear products and accessories, and all of our non-branded products for original equipment manufacturers, at Foam Creations's facility in Quebec City, Canada. We also manufacture our footwear products at our company-operated facility located in Mexico. In addition, we contract with third party manufacturers in China, Florida, Italy and Mexico for the production of our footwear products. For the three months ended March 31, 2005, one of our third party manufacturers located in China produced approximately 51% of our footwear unit volume. We believe our in-house production capabilities enable us to make rapid changes to manufacturing schedules, providing us the flexibility to quickly ship in-demand models and colors, while outsourcing allows us to lower our capital investment and retain the cost-effectiveness of using third party manufacturing.

The popularity of our footwear has often resulted in our inability to produce shoes in sufficient volumes to satisfy the demands of our retail customers and consumers. We have been attempting to meet this demand by actively expanding our company-operated manufacturing capacity, as well as increasing the number of shoes produced for us by third party manufacturers. We are in the process of expanding our manufacturing capacity at the facility we operate in Mexico, and we have also recently added third party manufacturing capacity in Mexico. In addition, we are in the process of expanding production capacity at our third party manufacturers located in China. We expect the additional production capacity at these facilities in Mexico and China will be fully available before the end of 2005. In the event we are successful in further growing our brand and increasing sales of our products, we will need to continue to increase our supply of raw materials and our manufacturing capacity in our company-operated and third party facilities, as well as handle increased shipments through our distribution facilities.

We intend to continue to diversify our product line with new footwear models in order to capitalize on a growing market for casual lifestyle footwear. Successful introduction of new products will require us to identify and address changing consumer preferences and will also require us to devote additional resources to product development and marketing. In addition, in order to capitalize on what we believe to be a growing market for our products, we intend to expand our distribution network and increase sales to our existing retail customers, which will require us to expand our sales and marketing activities.

Revenues represent sales booked upon shipment of products and freight income from customers, less an estimated reserve for sales returns and allowances. Because we use internal manufacturing as well as contract with third parties to manufacture our products, our cost of sales represents our costs to manufacture products in our own facilities, including raw materials costs and all overhead expenses related to production, as well as the cost to purchase finished products from our third party manufacturers. Cost of sales also includes the cost to transport these products to our facilities and all warehouse and outbound freight expenses. Our selling, general and administrative expense consists primarily of selling, marketing, wages and related payroll and employee benefit costs, travel and insurance expenses, research and development costs, depreciation, amortization, professional fees, facility expenses, bank charges and non-cash charges for stock based compensation.

We were organized as a limited liability company and until January 4, 2005 were treated as a partnership for U.S. federal and state income tax purposes for each of the tax years ended December 31, 2002, 2003 and 2004. Under U.S. tax law, partnerships are treated as pass-through entities and are not subject to direct taxation. However, partners are subject to income tax on their allocable share of the partnership's income. On January 4, 2005, we converted from a limited liability company to a taxable corporation. For tax years beginning on January 1, 2005 and afterward, we will be subject to corporate-level U.S. federal and state income taxes. In addition, our foreign operations will be subject to foreign taxes.

From 2002 through 2004, we issued three classes of equity interests in our predecessor limited liability company, designated as Class A and Class B membership interests or units and Class C convertible preferred membership units. Upon our conversion to a corporation on January 4, 2005, Class A and B membership units were converted into shares of our common stock, and Class C membership units were converted into shares of our Series A preferred stock, which will convert into shares of our common stock on a one-for-one basis in connection with the completion of this offering.

In connection with the audit of our financial statements for each of the years ended December 31, 2002, 2003 and 2004, our independent registered public accounting firm identified material weaknesses in our internal control over financial reporting with respect to:

  •
  our financial closing and reporting process;

  •
  our inventory costing and tracking methodology;

  •
  our documentation supporting our accounting records; and

  •
  our contemporaneous documentation of significant, non-routine transactions.

A material weakness is a reportable condition in which the design or operation of one or more accounting controls and procedures does not reduce to a relatively low likelihood the risk that a material misstatement of the annual or interim financial statements will not be prevented or detected within a timely period by employees in the normal course of performing their assigned functions.

The material weakness in our financial closing and reporting process resulted from a combination of the following factors:

  •
  our failure to accurately account for complex transactions;

  •
  our failure to monitor and apply new and emerging accounting principles generally accepted in the United States of America, or GAAP;

  •
  our lack of formal processes related to the consolidation of financial information and the financial statement preparation process; and

  •
  our failure to reconcile our accounts in a timely and accurate manner.

The material weakness in our inventory tracking and costing methodology related to the method by which we had accounted for certain inventory related costs in each of 2002, 2003 and 2004. In these years, we did not appropriately capitalize these costs in inventory which resulted in adjustments to our financial statements. In addition, we also did not have a formal process for tracking our inventory.

The material weakness with respect to our accounting records related to our lack of supporting documentation that should have been readily available to evidence routine transactions, principally in 2002 and 2003.

The material weakness in the documentation of significant and non-routine transactions related specifically to a lack of contemporaneous documentation for certain of our equity compensation arrangements in 2002 through 2004 and our acquisition of Foam Creations in 2004.

As a result of these weaknesses, we are in the process of implementing detailed procedures for documenting transactions, consolidating financial information, reconciling accounts and preparing financial statements, including additional levels of review by our existing corporate accounting staff, as part of our quarter- and year-end close process beginning in the second quarter of 2005. In addition, we have revised the methodology by which we track and cost inventory.

We recently hired our Chief Financial Officer, a corporate controller responsible primarily for external financial reporting and technical accounting matters, including consolidations, an assistant controller with responsibility for accounts payable, general ledger and payroll, an experienced accountant with responsibility for inventory tracking and costing methodology, a tax and treasury manager and approximately nine other employees with accounting or financial reporting expertise. We plan to hire additional employees with technical accounting and external financial reporting expertise to further strengthen our corporate accounting staff.

Additionally, we are in the process of implementing procedures as part of our quarter- and year-end close process beginning in the second quarter of 2005, and are using the additional financial reporting resources identified above to strengthen our review process of significant and complex financial reporting areas and financial statement preparation processes. Furthermore, we intend to use a portion of the proceeds of this offering to upgrade our existing information technology systems to, among other matters, strengthen our accounting and financial reporting and consolidation capabilities. We expect these systems to be in place during 2006. See "Risk Factors—Risks Related to Crocs, Inc.—The audit of our financial statements for each of the years ended December 31, 2002, 2003 and 2004, identified material weaknesses in our internal control over financial reporting, and if not corrected, these material weaknesses could result in a material misstatement of our results of operations of financial condition, which could harm our business and reputation and cause the price of our common stock to decline" and "—We will incur significant time and expense in documenting, testing and certifying our internal control over financial reporting, and any deficiencies in our internal controls could adversely affect our business."

Acquisition of Foam Creations

Foam Creations has developed and manufactured consumer products from specialty resins since 1995. In November 2002, we began marketing and distributing in the U.S., under the crocs brand, a footwear model that was manufactured by Foam Creations. Due to the popularity of this shoe and our successful launch in the U.S., we expanded our sales infrastructure, strengthened our senior management team and developed relationships with a range of retailers in the U.S. In June 2004, we acquired Foam Creations, including its manufacturing operations, product lines and rights to the proprietary closed-cell resin for a total cash purchase price of $5.2 million and the assumption of $1.7 million of long-term debt. To fund our purchase of Foam Creations, we issued $5.5 million of preferred securities in connection with the acquisition. The consolidated financial statements referred to in this prospectus reflect the acquisition of Foam Creations as of June 29, 2004, the date of acquisition. Pro forma financial information presented in this prospectus for the year ended December 31, 2004 reflects our results of operations and financial condition as if our acquisition of Foam Creations had occurred on January 1, 2004.

As a result of the acquisition, our consolidated statements of operations included amortization of intangible assets related to the acquisition. In addition, as a result of purchase accounting, the fair values of Foam Creations's assets, including inventory, on the date of the acquisition became their new "cost" basis. As a result, cost of sales for the six months following the acquisition include $195,000 of additional cost due to the purchase accounting adjustment related to the on-hand inventory that was then sold during the following six months. Expenses attributable to amortization of intangible assets resulting from the acquisition will continue to adversely affect our results of operations in the future. As set forth in note 6 to the consolidated financial statements included elsewhere in this prospectus, the estimated expense of amortizing these intangible assets is approximately $1.0 million annually in 2005 through 2008, $600,000 in 2009 and $400,000 thereafter.

Subsequent Events

On April 8, 2005, we entered into a $5.0 million secured revolving credit facility, under which we had $5.0 million in borrowings outstanding as of June 30, 2005. The credit facility requires that we repay the outstanding borrowings in full, plus accrued and unpaid interest, in the event we complete a public offering of our common stock, including this offering. The credit facility will terminate upon repayment. See "Use of Proceeds."

In April 2005, we acquired the business of one of our kiosk retailers, who operated three kiosks in shopping malls in Colorado, for $50,000. During the three months ended March 31, 2005, sales to this retailer totaled $218,000, making the retailer our eighth largest customer for the period. The acquisition was part of our strategy to expand our direct retail sales efforts. We believe that kiosks will provide an effective means to showcase our product line and product extensions and enhance our brand awareness. As of July 31, 2005, we operated 12 kiosks and anticipate opening additional kiosks by the end of 2005.

In April 2005, as part of our strategy to increase our internal manufacturing capacity, we acquired a manufacturing operation and related assets in Mexico for a total purchase price of $1.3 million. We have also leased property adjacent to this facility and purchased additional production equipment in order to expand our production capacity at this facility. We recently initiated production of our footwear products at this facility, and we expect this facility to be fully operational before the end of 2005. We expect that this acquisition and subsequent expansion will allow us to increase our internal production capacity, diversify our geographic production capabilities and improve our internal production cost structure. However, this newly-established facility may not be as efficient or productive as our other company-operated or third party manufacturing operations, and any reductions in efficiency or production in comparison to our other company-operated or third party manufacturing operations could adversely affect our results of operations.

In May 2005, we reacquired the distribution rights to our crocs products in the State of Hawaii from one of our directors for approximately $50,000. See "Certain Relationships and Related Party Transactions."

Seasonality

Due to our short operating history and significant sales growth since our inception, we cannot assess with any certainty the degree to which sales of our footwear products will be subject to seasonality. However, we expect that our business, similar to other vendors of footwear and related merchandise, will be subject to seasonal variation. Quarterly results of operations may fluctuate significantly as a result of a variety of factors, including the timing of new model introductions, weather or general economic or consumer conditions. Accordingly, results for any one quarter are not necessarily indicative of results to be expected for any other quarter or for any year, and revenues for any particular period may decrease. See "Risk Factors—Risks Related to Our Business—Sales of our products may be subject to seasonal variations, which could increase the volatility of the price of our common stock."

Results of Operations

Three Months Ended March 31, 2005 and 2004

Revenues.    Revenues increased $10.0 million, to $11.0 million, in the three months ended March 31, 2005, from $1.0 million in the three months ended March 31, 2004. This increase was primarily a result of significantly higher unit sales of our footwear products, which increased to 641,000 pairs for the three months ended March 31, 2005, from 58,000 pairs for the three months ended March 31, 2004. The higher unit sales resulted from a significant increase in the number of retail stores of approximately 1,400 selling our products and strong sales to our existing customers. In addition, during the three months ended March 31, 2005, our results included revenues of $1.0 million from sales by Foam Creations, which were not included in our results of operations during the three months ended March 31, 2004. We expect our sales to continue to grow and our revenues to increase as we enter new markets and introduce new products. Our revenues from international sales were not material through March 31, 2005, but we expect international sales to grow in the future.

Gross profit.    Gross profit increased $6.5 million, to $6.8 million, in the three months ended March 31, 2005, from $279,000 in the three months ended March 31, 2004. Our gross profit margin improved to 62.4% in the three months ended March 31, 2005, from 28.7% in the three months ended March 31, 2004. The increase in gross profit margin was due primarily to lower unit costs resulting from the addition of a third party manufacturer located in China, from which we did not obtain footwear products in the three months ended March 31, 2004. In the three months ended March 31, 2005, this manufacturer produced 51% of our footwear products.

Selling, general and administrative expense.    Selling, general and administrative expense increased $2.8 million, to $4.1 million in the three months ended March 31, 2005, from $1.3 million in the three months ended March 31, 2004. This increase was primarily a result of higher costs associated with increased sales volumes, including an increase in selling and marketing expenses of $802,000, increases in personnel expenses of $845,000 and the associated facility expansion costs of $54,000 required to support our growth. The absorption of Foam Creations's selling, general and administrative expense contributed an additional $794,000 to this increase, of which $251,000 relates to the amortization of intangibles associated with this acquisition. In addition, stock-based compensation expense was $699,000 for the three months ended March 31, 2005, compared to $793,000 for the three months ended March 31, 2004. As a percentage of revenues, selling, general and administrative expense decreased to 37.4% in the three months ended March 31, 2005, from 130.7% in the three months ended March 31, 2004, primarily due to substantially higher revenues in 2005, with comparatively lower increases in headcount and administrative expenses. We expect our selling, general and administrative expense will increase as we hire additional personnel and incur increased costs related to our growth. In addition, we expect to recognize increased legal, accounting and personnel costs associated with operating as a public company.

Interest expense.    Interest expense was $37,000 in the three months ended March 31, 2005, compared to $1,000 in the three months ended March 31, 2004. The increase in interest expense is related to the long term debt at our subsidiary Foam Creations, which we acquired in June 2004.

Other expense, net.    Other expense was $17,000 in the three months ended March 31, 2005, compared to no recorded expense in the three months ended March 31, 2004. The increase was primarily related to foreign currency transaction losses associated with Foam Creations, which we acquired in June 2004.

Income tax expense (benefit).    In the three months ended March 31, 2005, income tax expense was $293,000, representing an effective income tax rate of 10.9%. In the three months ended March 31, 2004, we were not a tax-paying entity for U.S. income tax purposes and therefore did not record any income tax expense. We recognized a tax benefit of $723,000 in the three months ended March 31, 2005 to record deferred tax assets in connection with our conversion from a limited liability company to a taxable corporation.

Dividends on redeemable convertible preferred stock.    Dividends on our outstanding redeemable convertible preferred stock were $68,000 for the period ended March 31, 2005 compared to no recorded dividends for the period ended March 31, 2004. We first issued equity with preferred liquidation and dividend provisions in June 2004, when we sold our Class C membership units. In connection with our conversion from a limited liability company to a corporation, our Class C membership units converted into shares of our Series A preferred stock. Our Series A preferred stock provides for a dividend at the rate of five percent per annum on the initial investment amount per share. The Series A preferred stock will convert into shares of our common stock in connection with the completion of this offering.

Comparison of the Years Ended December 31, 2004 and 2003

Revenues.    Revenues increased $12.3 million, to $13.5 million, in 2004 from $1.2 million in 2003, primarily as a result of higher unit sales. Sales of our footwear products increased to 649,000 pairs in 2004 from 76,000 pairs in 2003. The higher sales volume in 2004 was primarily a result of the popularity of our Beach model, which accounted for 82% of our footwear sales in 2004, and a significant increase in the number of retail stores of approximately 1,118 selling our products. Our results in 2004 include $2.7 million of revenues from sales by Foam Creations of our non-branded products.

Gross profit.    Gross profit increased by $6.1 million, to $6.4 million, in 2004, from $274,000 in 2003. Gross profit margin improved to 47.0% in 2004 from 23.5% in 2003. The increase in gross profit margin was due primarily to lower unit costs associated with production efficiencies resulting from higher sales volumes. In addition, gross profit in 2004 included approximately $1.0 million from sales by Foam Creations of our non-branded products. Gross profit margin for our non-branded products was approximately 40.0% for the six months ended December 31, 2004.

Selling, general and administrative expense.    Selling, general and administrative expense increased $6.4 million, to $7.9 million, in 2004, from $1.5 million in 2003. This increase was primarily a result of higher costs associated with increased sales volumes, including an increase in selling and marketing expenses of $2.3 million, personnel expenses of $1.6 million, a portion of which was included in selling and marketing expenses, and the associated facility expansion costs of $125,000 required to support our growth. The absorption of Foam Creations's selling, general and administrative expense contributed an additional $1.5 million to this increase of which $487,000 relates to the amortization of intangibles associated with this acquisition. Depreciation and amortization expense increased to $586,000 in 2004 from $18,000 in 2003, primarily as a result of amortization of intangibles associated with our acquisition of Foam Creations. Stock-based compensation expense was $1.8 million in 2004 compared to $356,000 in 2003. This increase was due to a greater number of awards granted to employees, directors and consultants, along with higher equity values for such awards. Additionally, a number of awards were granted in 2004 with immediate vesting, and as a result, we recognized the entire expense associated with those grants at the time of the grant. As a percentage of revenues, selling, general and administrative expense decreased to 58.6% in 2004 from 126.3% in 2003, largely due to substantially higher revenues generated in 2004, with comparatively lower increases in headcount and administrative expenses.

Interest expense.    Interest expense was $47,000 in 2004, compared to $3,000 in 2003. The increase in interest expense was primarily the result of an increase in long term debt that was assumed as part of our acquisition of Foam Creations in June 2004.

Other expense, net.    Other expense was $19,000 in 2004, and we did not recognize any other income or expenses, net, in 2003. The increase in other income was primarily related to the foreign currency transaction gains that arose after our acquisition of Foam Creations in June 2004.

Income tax expense (benefit).    We recorded a tax benefit of $143,000 in 2004, compared to no recorded tax benefit or expense in 2003. Prior to our conversion from a limited liability company to a corporation on January 4, 2005, we were not a taxpaying entity for U.S. federal and state income tax purposes. However, we acquired Foam Creations, a Canadian corporation, in June 2004. During the period subsequent to the acquisition, Foam Creations recorded a tax benefit of $143,000.

Dividends on redeemable convertible preferred stock.    Dividends on our Class C membership units were $142,000 in 2004. No dividends were recorded in 2003. We sold Class C membership units in June and July 2004 that provided for a dividend at the rate of five percent per annum on the initial investment amount per share.

Comparison of the Years Ended December 31, 2003 and 2002

We commenced operations in July 2002 and began marketing and distributing our products in November 2002 with the introduction of our Beach model at a regional trade show. Sales of our products at the trade show represented our only sales for 2002.

Revenues.    Revenues increased $1.2 million, to $1.2 million, in 2003, from $24,000 in 2002, as a result of higher unit volumes associated with a full year of operations. Sales of our footwear products increased to 76,000 pairs in 2003 from 1,500 pairs in 2002.

Gross profit.    Gross profit increased by $266,000, to $274,000, in 2003, from $8,000 in 2002. Our gross profit margin decreased to 23.5% in 2003 from 33.3% in 2002 due to higher costs associated with hiring a third party for warehousing, fulfillment and logistics services, and an increase in shipping costs associated with expanding our retail customer base nationwide.

Selling, general and administrative expense.    Selling, general and administrative expense increased by $1.0 million, to $1.5 million, in 2003, from $453,000 in 2002. This increase was related to costs associated with our significant growth, and a full year of operations in 2003 compared to operations for only a portion of 2002. Stock-based compensation expense was $356,000 in 2003 compared to $240,000 in 2002.

Interest expense.    Interest expense was $3,000 in 2003 compared to no recorded expense in 2002.

Income tax expense (benefit).    We operated as a limited liability company in 2003 and 2002. As a result, we did not record a tax liability for either of those years.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements other than operating leases. See "Contractual Obligations and Commercial Commitments" below. We do not believe these operating leases are material to our current or future financial condition, results of operations, liquidity, capital resources or capital expenditures.

Liquidity and Capital Resources

Our principal sources of liquidity have been sales of our securities, borrowings under our credit facility and cash provided by operating activities. We raised a total of $7.1 million, which is net of repurchases of $162,000, from the sale of equity interests and units from 2002 through 2004. In April 2005, we borrowed a total of $5.0 million on our secured revolving credit facility, as discussed below. The remainder of our liquidity needs have been met from cash provided by operating activities of $540,000 through March 31, 2005.

Our principal uses of cash have been for our acquisition of Foam Creations in June 2004 for $5.2 million, for the distribution in April 2005 of $3.0 million in cash to the members of our predecessor limited liability company pursuant to the operating agreement for that entity, for the purchase of our manufacturing operation in Mexico and associated operating assets in April 2005 for approximately $1.3 million, and for capital expenditures of $2.3 million through March 31, 2005. We expect our principal uses of cash in the future to be for working capital purposes to support our planned growth and for capital expenditures related to increasing our manufacturing capacity of approximately $7.0 million and improving our infrastructure, including approximately $2.0 million for expanding and upgrading our information technology systems. We also plan to repay amounts outstanding under our credit facility upon completion of this offering, as described in "Use of Proceeds."

The significant components of our working capital are cash, accounts receivable and inventory, reduced by accounts payable and accrued expenses. Capital requirements related to manufacturing include compounding and injection molding equipment for facilities we operate, as well as footwear molds used in our company-operated facilities or purchased for our third party manufacturers. We expect cash flows from operations and the proceeds from this offering to be sufficient to meet our foreseeable cash requirements for at least the next twelve months.

Cash provided by, or used in, operating activities consists primarily of net income or net loss adjusted for certain non-cash items including depreciation, amortization, deferred income taxes, provision for bad debts, stock compensation expense and for the effect of changes in working capital and other activities. Cash provided by operating activities in the three months ended March 31, 2005 was $645,000 and was primarily related to income from operations of $2.4 million, partially offset by increases in working capital resulting from significant increases in inventory of $2.1 million and accounts receivables of $3.3 million related to our sales growth. Cash used in operating activities for the three months ended March 31, 2004 was $597,000, reflecting a loss from operations of $994,000 and an increase in our working capital components, including an increase in accounts receivable of $210,000 and inventory of $256,000, in connection with the growth of our business. Cash provided by operating activities in 2004 was $777,000, primarily related to non-cash expenses for stock-based compensation of $1.8 million and depreciation and amortization of $700,000 that offset our net loss of $1.5 million. Cash used in operating activities was $439,000 in 2003 and $443,000 in 2002, primarily related to a loss from operations in each of these years offset by working capital changes.

Cash used in investing activities for the three months ended March 31, 2005 was $317,000, which was related to capital expenditures for molds and tooling. Capital expenditures for the three months ended

March 31, 2004 was $30,000. Cash used in investing activities in 2004 was $6.7 million, primarily related to the acquisition of our wholly owned subsidiary, Foam Creations, for $5.2 million and capital expenditures of $1.6 million related to an increase in our manufacturing capacity. Cash used in investing activities was $321,000 in 2003 and $78,000 in 2002, primarily related to capital expenditures.

Cash provided by financing activities was $326,000 for the three months ended March 31, 2005, primarily as a result of indebtedness incurred of $445,000 offset by dividend payments of $119,000. Cash provided by financing activities was $6.6 million in 2004, consisting primarily of $6.0 million in equity financing, and the remainder from indebtedness incurred in connection with purchases of capital equipment. Cash provided by financing activities was $1.0 million in 2003 and $594,000 in 2002 related to $1.2 million in equity financing and $400,000 of member loan proceeds in those years.

On April 8, 2005 we entered into a $5.0 million secured revolving credit facility. The total amount available at any time is subject to a borrowing base calculation based on various percentages of accounts receivable, inventory and fixed assets. As of June 30, 2005, we had $5.0 million in borrowings outstanding under the revolving credit facility. We used a portion of the proceeds of borrowings under the credit facility to fund the distribution of $3.0 million in cash to members as of December 31, 2004 of our predecessor limited liability company pursuant to the operating agreement for that entity, and of the remaining $2.0 million, we used $1.3 million for the purchase of our manufacturing operation in Mexico and associated operating assets in April 2005 and $700,000 for working capital purposes. The revolving credit facility bears interest at floating rates based on the higher of the Bank of America prime rate plus 1.0% or the Federal Funds Rate plus 1.5%. The effective interest rate was 7.28% per annum as of June 30, 2005. Our obligations under the revolving credit facility are secured by substantially all of our property, including, among other things, our accounts receivable, inventory, equipment and fixtures. We pay an annual fee of 0.35% of any unused amount under our revolving credit facility. The credit facility also contains financial covenants that require us to meet certain specified financial ratios and thresholds, including a consolidated fixed charge coverage ratio, consolidated leverage ratio, and consolidated earnings before interest, income taxes, depreciation and amortization. We were in compliance with all covenants as of June 30, 2005. The revolving credit facility will expire on April 8, 2006. The credit facility requires that we repay the credit facility in full in the event we complete a public offering of our common stock, including this offering. See "Use of Proceeds." The credit facility will terminate upon repayment.

Contractual Obligations and Commercial Commitments

The following table describes our commitments to settle contractual obligations as of December 31, 2004:

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(dollars in thousands)
Long-term debt(1)	$1,732	$323	$1,293	$116	$—
Notes payable(2)	655	655	—	—	—
Operating leases(3)	1,003	411	591	1	—
Redeemable common shares(5)	808	—	808	—	—
Redeemable convertible preferred shares(4)	5,500	—	—	5,500	—
Purchase obligations	2,325	900	1,425	—	—
Members' distribution	3,000	3,000	—	—	—
Contractual severance commitment	672	168	336	168	—

Total contractual obligations	$15,695	$5,457	$4,453	$5,785	$—

(1)
Loan with Development Bank of Canada, excluding interest which accrues at variable rates.

(2)
Bank demand note in Canada, excluding interest which accrues at variable rates.

(3)
Operating leases for real property, vehicles, and equipment, excluding operating leases entered into after December 31, 2004 totaling $714,000 of future cash commitments.

(4)
Excluding dividends payable of $275,000 per year on shares of our Series A preferred stock, which is redeemable commencing on July 1, 2009 at the option of a majority the holders, to the extent not previously converted. All outstanding Series A preferred stock will convert to common stock in connection with the completion of this offering.

(5)
The redeemable common shares are redeemable commencing in the second quarter of 2006 at the option of the holder. Under the terms of the agreements, the purchase price is the greater of the holder's original investment or the holder's then current percentage ownership in Crocs, Inc. multiplied by the aggregate of the prior three fiscal years' net income. The amount in this table represents the original investment which is our current contractual obligation.

Critical Accounting Policies and Estimates

Our financial statements have been prepared in accordance with accounting principles generally accepted in the U.S., which require us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure at the date of our financial statements. On an ongoing basis, we evaluate our estimates and judgments, including those related to revenue, intangible assets, and stock compensation. We base our estimates and judgments on historical experience and on various other factors that we believe to be reasonable under the circumstances, the results of which form the basis of our judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results or changes in the estimates or other judgments of matters inherently uncertain that are included within these accounting policies could result in a significant change to the information presented in the consolidated financial statements. We believe that the estimates and assumptions below are among those most important to an understanding of our consolidated financial statements contained in this prospectus.

We consider certain accounting policies related to revenue recognition, allocation of the purchase price we paid for Foam Creations, valuation of intangible assets and goodwill, and stock-based compensation to be critical policies due to the estimates and judgments involved in each.

Revenue Recognition.    Our revenues are derived principally from wholesale sales to retailers. Our standard arrangement for our customers includes a valid purchase order or contract with no customer acceptance provisions. We recognize revenues from sales of products when:

  •
  we enter into a legally binding arrangement with a customer;

  •
  delivery has occurred;

  •
  customer payment is deemed fixed or determinable and free of contingencies or significant uncertainties; and

  •
  collection is reasonably assured.

Title passes generally upon shipment or upon receipt by the customer depending on the country of the sale and the arrangement with the customer. Allowances for estimated returns and claims are provided for when related revenue is recorded. We base our estimates on historical rates of product returns and claims, and specific identification of outstanding claims and outstanding returns not yet received from customers. Since inception, actual returns and claims have not exceeded our reserves. However, actual returns and claims in any future period are inherently uncertain and thus may differ from our estimates. If actual returns and claims exceed reserves, we would need to reduce our revenues at the time of such determination.

Allocation of Purchase Price for Foam Creations Pursuant to Purchase Accounting.    Our purchase of substantially all of the issued and outstanding shares of capital stock of Foam Creations constituted a purchase transaction. Under the purchase accounting rules set forth in Statement of Financial Accounting Standards (SFAS) No. 141, Business Combinations, we have allocated the net purchase price to the acquired assets and liabilities of Foam Creations based on the estimated fair values as of the date of the transaction. In accordance with SFAS No. 141, our financial statements as of and for all periods after June 29, 2004 reflect the new basis of the assets and liabilities acquired from Foam Creations at that date. We engaged a third party appraisal firm to assist us in determining the fair values of the assets acquired and the liabilities assumed. Our management was responsible for determining the key assumptions used in determining the fair values of the assets acquired and the liabilities assumed. These valuations required us to make significant estimates and assumptions, especially with respect to intangible assets.

The critical estimates we used in allocating the purchase price and valuing specific intangible assets include the discount rate used, future expected cash flows from customers, customer lists, useful lives of long-lived assets, and brand awareness and market position of acquired products. Our estimates of fair value at the time when they were made were based upon assumptions that we believed to be reasonable, but which are inherently uncertain and unpredictable. If we were to make different assumptions, the estimated fair value of our intangible assets could differ materially from our estimates.

Goodwill and Intangible Assets.    We periodically evaluate intangible assets and goodwill in accordance with Statement of Financial Accounting Standards SFAS No. 142, Goodwill and Other Intangible Assets, for indications of impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Intangible assets include goodwill, patents and trademarks, customer relationships, and core technology.

Factors we consider important that could result in an impairment review include significant under-performance relative to historical or projected future operating results, significant changes in the manner in which we use the acquired assets or the strategy for our overall business, or significant negative industry or economic trends. SFAS No. 142 also requires an annual impairment test for goodwill. In testing for a potential impairment of goodwill, SFAS No. 142 requires the application of a fair value based test at the reporting unit level. Our impairment test of goodwill compares the fair value of the applicable reporting unit to its carrying value. If the carrying value of the reporting unit exceeds the estimate of fair value, impairment is calculated as the excess of the carrying value of goodwill over its implied value. Intangible assets that are determined to have definite lives are amortized over their useful lives and are measured for impairment only when events or circumstances indicate the carrying value to be impaired in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. There was no impairment of goodwill as of December 31, 2004.

Stock-Based Compensation.    We have elected to follow the intrinsic value-based method prescribed by Accounting Principles Board Opinion (APB) No. 25, Accounting for Stock Issued to Employees, and the related interpretations in accounting for employee stock options rather than adopting the alternative fair value accounting provided under SFAS No. 123, Accounting for Stock Based Compensation. Therefore, we do not record any compensation expense for stock options we grant to our employees where the exercise price equals the fair market value of the stock options on the date of grant and the exercise price, number of shares eligible for issuance under the options and vesting period are fixed. We comply with the disclosure provisions of SFAS No. 123 and SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure, which require that we disclose our pro forma net income or loss and net income or loss per common share attributable to common stockholders as if we had expensed the fair value of the options. In calculating fair values of our options, we use assumptions of estimated option life, dividend policy, volatility and interest rates.

The fair value of equity units granted from October 2002 through December 2004 was originally estimated by our board of directors based upon the best information available to them on the dates of grant, including third party sales of equity units. We did not obtain contemporaneous valuations by valuation specialists because, at the time of the issuances of stock options during this period, our efforts were focused on acquiring new customers, developing our operational infrastructure and executing our business plan. We engaged an independent third party valuation specialist to perform a valuation of common stock at December 31, 2004. We also engaged a third party valuation specialist to perform a valuation of common stock at April 30, 2005 in connection with the grant of options to purchase shares of our common stock to employees, consultants and members of our board of directors. Our estimates of fair value of our stock were based on assumptions that we believe are reasonable. The fair value of our stock is affected by a number of assumptions and judgments including the timing of sales of equity instruments, the negotiated value of those sales, the timing of our third party valuations and significant assumptions included in those valuations, including our estimates of our future performance, discount factors used and comparable companies and transactions selected, among others. If we were to make different assumptions, the estimated value of our stock could differ materially from our estimates.

As discussed below under "Recent Accounting Pronouncements," the FASB has issued SFAS No. 123(R), which we expect to be required to implement beginning January 1, 2006. We are evaluating the impact that adoption of SFAS No. 123(R) will have on our financial statements.

Quantitative and Qualitative Disclosures About Market Risk

We recently entered into a $5.0 million line of credit with a lender. As of June 30, 2005, we had $5.0 million outstanding on this facility and expect that we will continue to borrow under this line, or a new line, in the future. To the extent we borrow under our revolving credit facility, which bears interest at floating rates based either on the Federal Funds Rate or Bank of America's prime rate, we are exposed to market risk related to changes in interest rates. At June 30, 2005, we had borrowings under our credit facility at an interest rate of 7.28% per annum. If applicable interest rates were to increase by 100 basis points, for every $1.0 million outstanding on our revolving credit facility, our income before income taxes would be reduced by approximately $10,000 per year. We are not party to any material derivative financial instruments. Our credit facility will be repaid upon consummation of this offering.

We pay our overseas third party manufacturers in U.S. dollars and have not had significant revenues from foreign sales in past periods. As a result, we have not faced, and do not currently face, any material risk relating to fluctuations in foreign currency exchange rates. In the event our foreign sales increase and are denominated in currencies other than the U.S. dollar, our operating results may be affected by fluctuations in the exchange rate of currencies we receive for such sales.

Recent Accounting Pronouncements

In November 2004, the FASB issued SFAS No. 151, Inventory Costs—An Amendment of ARB No. 43, Chapter 4. SFAS No. 151 amends the guidance in ARB No. 43, Chapter 4, Inventory Pricing, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage), and requires that such items be recognized as current-period charges regardless of whether they meet the "so abnormal" criterion outlined in ARB No. 43. SFAS No. 151 also introduces the concept of "normal capacity" and requires the allocation of fixed production overheads to inventory based on normal capacity of the production facilities. Unallocated overheads must be recognized as an expense in the period incurred. SFAS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005 and is required to be adopted in the first quarter of fiscal year 2006. We have not yet determined the effect of adopting this pronouncement.

In December 2004, the FASB issued SFAS No. 123(revised 2004), Share-Based Payment, which is a revision of SFAS No. 123. SFAS No. 123(R) supersedes APB Opinion No. 25, and amends SFAS No. 95, Statement of Cash Flows. Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative.

SFAS No. 123(R) and the related interpretations must be adopted no later than January 1, 2006. We expect to adopt SFAS No. 123(R) on January 1, 2006.

SFAS No. 123(R) permits companies to adopt its requirements using one of two methods:

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  A "modified prospective" method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS No. 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of SFAS No. 123 for all awards granted to employees prior to the effective date of SFAS No. 123(R) that remain unvested on the effective date.

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  A "modified retrospective" method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under SFAS No. 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

We have not yet determined the method of adoption or the effect of adopting this pronouncement.

In December 2004, the FASB issued SFAS No. 153, Exchanges of Non-Monetary Assets. The statement refines the measurement of exchanges of non-monetary assets between entities. The provisions of this statement are effective for fiscal periods beginning after June 15, 2005. Historically, we have not transacted significant exchanges of non-monetary assets, but future such exchanges would be accounted for under the standard, when effective.

In March 2005, the FASB issued FASB Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations. FIN 47 clarifies that the term conditional asset retirement obligation as used in FASB Statement No. 143, Accounting for Asset Retirement Obligations, refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and (or) method of settlement. Uncertainty about the timing and (or) method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists. FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005. We will adopt FIN 47 in its fiscal year 2006. We are currently evaluating the effect that the adoption of FIN 47 will have on our consolidated results of operations and financial condition.

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections (SFAS 154), which replaces APB No. 20, "Accounting Changes" and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements—An Amendment of APB Opinion No. 28. SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. This pronouncement is required to be adopted by us in the first quarter of 2006. We are currently evaluating the effect that the adoption of SFAS 154 will have on our consolidated results of operations and financial condition but does not expect it to have a material impact.

BUSINESS

Overview

We are a rapidly growing designer, manufacturer and marketer of footwear for men, women and children under the crocs brand. All of our footwear products incorporate our proprietary closed-cell resin material which enables us to produce a soft and lightweight, non-marking, slip- and odor- resistant shoe. We believe our proprietary closed-cell resin, combined with our unique styling, represents a substantial innovation in footwear comfort and functionality, allowing us to offer a differentiated line of products in the casual lifestyle footwear category at attractive retail price points ranging from $29.99 to $59.99. We currently offer seven footwear models in up to 17 different colors and plan to introduce two new models and four additional colors during the remainder of 2005. We market our footwear products to a broad range of distribution channels and currently sell our products in approximately 4,700 retail locations in the United States and internationally in over 20 countries. In addition to our footwear products, we market a line of crocs-branded apparel and accessory items that are intended to increase awareness of our brand and our products. We also selectively use our proprietary closed-cell resin to manufacture a variety of other non-branded products, such as spa pillows and kayak seats, which are marketed to original equipment manufacturers.

Industry Trends

In recent years, footwear manufacturers have increasingly offered more casual shoes in response to growing consumer demand. We believe that the market for casual footwear is expanding and that several factors are driving this trend, including a desire for more comfortable and functional shoes, the incorporation of athletic features into casual shoes, and a general fashion trend towards more casual attire.

We believe that continuing consolidation among retailers, as well as consumers' demand for unique products at attractive prices, has resulted in an increasingly competitive environment for footwear retailers. Retailers continually strive to more efficiently stock limited floor space, improve their sales volumes and profit margins and reduce risk of over or under-stocked inventory. As a result, most footwear retailers seek unique and differentiated footwear products at attractive retail price points to increase consumer traffic and improve sales per square foot in their stores. Additionally, retailers seek footwear models that offer strong profit margins and have broad demographic appeal. We also believe that retailers have recently strategically reduced the number of footwear vendors with whom they work and have attempted to enhance their relationships with their remaining vendors. Specifically, retailers are looking to establish more efficient, just-in-time supplier relationships, allowing for more effective inventory management, increased inventory turns and reduced inventory risk.

Business Strategy

We seek to differentiate the crocs brand and our product offerings by focusing on several core strategies. Our principal strategies are to:

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  Continue to highlight the unique characteristics of crocs footwear.    We believe consumers associate the crocs brand with broad functionality in a comfortable, stylish shoe. Our footwear is made primarily from our proprietary closed-cell resin, which contributes many of the functional characteristics of our products. This resin enables us to manufacture shoes that weigh approximately three to 10 ounces, which is significantly lighter than traditional casual shoes. In addition to being lightweight, our shoes have non-marking, slip-resistant soles and respond to body heat by softening and conforming to the wearer's feet. These distinct characteristics make our footwear ideal for casual wear and for recreational uses such as boating, hiking, fishing or gardening, as well as for wearing after exercise.

    Additionally, the soft and lightweight nature of our footwear increases their appeal to people whose jobs require them to stand for long periods of time, such as those in the medical and food service industries. We intend to expand the range of uses of our footwear products with the introduction of new models, reinforcing our reputation for producing broadly functional and comfortable footwear. Although we believe our fun styles are an important element of our products and our brand image, we believe that the functionality and comfort of our products are key competitive advantages in the market.

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  Maintain a flexible, low-cost manufacturing model.    Our strategy is to maintain a flexible, globally diversified, low-cost manufacturing base. We manufacture a portion of our footwear product volume in facilities that we operate in North America and obtain the remainder from third party manufacturers located around the world. We believe this enables us to rapidly change our production schedule to meet changing customer demand throughout the year, while capitalizing on the efficiencies and cost benefits of contract manufacturing. In addition, by October 2005, we plan to begin compounding a portion of our supply of proprietary closed-cell resin to further reduce costs in our supply chain and to provide maximum flexibility in our manufacturing process such as quickly increasing production of in demand colors to meet consumer preferences. We believe that this production strategy will enable us to continue to minimize our production costs, shorten production and development times to better serve our retail customers and increase overall operating efficiencies.

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  Focus on product design innovation.    We believe we have introduced an innovative range of footwear products that is highly differentiated from lines of products offered by our competitors in terms of functionality, comfort and style. We believe continued product innovation will be required to maintain differentiation of our products and will be key to maintaining a competitive advantage in the marketplace. By refining existing models and introducing new models, we expect to continue to offer our consumers and retailers a broad selection of fun and functional styles that remain current with consumer trends. We also believe product innovation will enable us to successfully expand the crocs brand into additional footwear categories.

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  Enhance our crocs brand.    Our initial focus has been to introduce a range of innovative footwear products that appeal to a broad group of men, women and children, and we have taken a grassroots approach to marketing our products in defined target markets. A core element of our strategy is to expand our brand by capitalizing on market opportunities arising from the versatility of our proprietary closed-cell resin, while offering our existing consumer base an expanded line of crocs products. We also intend to employ targeted marketing strategies to continue to expand market awareness of our crocs products, and we have recently introduced a line of branded apparel and accessories to further support our marketing efforts.

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  Provide a compelling value proposition to retailers.    We believe we offer our customers a compelling value proposition that helps to differentiate us from other footwear vendors. We offer retailers a line of footwear products that we believe have year-round appeal, are unique in appearance and functionality, and retail at attractive price points yet provide compelling profit margins for our retailers. We believe our attractive, space-efficient merchandising display and our brightly colored products can result in increased consumer traffic and high sales per square foot for our retail customers. Additionally, we expect that our flexible production model will enable us to offer our customers timely inventory fulfillment of high-demand products throughout the year. We believe this enables our retail customers to experience less time out of stock of key products and to maximize their inventory turns and sales volumes. We expect these factors will allow us to continue to add new customers and to extend our relationships with our current retailers into additional store locations and expanded shelf space.

Growth Strategy

We seek to increase our market share and drive further growth in our business by pursuing the following strategies:

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  Introduce new footwear models.    Since we began marketing our first model in November 2002, we have expanded our footwear product portfolio to include seven models in up to 17 different colors, and we expect to introduce two new models and four additional colors during the remainder of 2005. We plan to continue introducing new models and additional colors at various price points in order to meet the evolving needs of consumers and our retail customers. Our new footwear models will also be designed to further expand the appeal of our products to diverse demographic audiences. As a part of this strategy, we intend to offer refined versions of our existing models, such as the Aspen, a revised and updated version of our Highland model, as well as expand into new footwear categories with models such as the Islander, a water resistant deck shoe with a stitched leather upper, and the Georgie, a calf-high rain boot.

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  Expand domestic distribution.    We believe we have significant opportunities to add new retailers and to increase sales to existing retail customers at additional store locations. We intend to continue to expand our domestic distribution by augmenting our domestic sales force, extending our product offering and providing high quality service to our customers. We also intend to expand our direct retail sales domestically by opening additional company-operated kiosks in malls and other strategic locations throughout the U.S.

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  Further develop international distribution.    We believe that international markets represent a significant opportunity for our products and our brand. We continue to establish a sales presence in major foreign markets and have recently initiated direct sales efforts in 12 countries, including Australia, the United Kingdom, Germany and Japan and other parts of Asia. We also market our products in 12 countries through third party distributors, and we will continue to establish distributor relationships in countries where we believe they offer a preferable alternative to a direct sales force.

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  Expand complementary apparel and accessories offerings.    Apparel and accessories present us with an attractive opportunity to increase awareness of the crocs brand by leveraging our distribution network. We have recently introduced branded accessory items, including a line of crocs sunglasses, and branded apparel such as t-shirts, sweatshirts, hats and socks.

Product Overview

Our primary product line is crocs-branded footwear for men, women and children, which we first introduced in 2002 with a single model in six colors. We have since expanded our line of footwear to include seven models in up to 17 different colors, representing over 900 stock keeping units, or SKUs, and we intend to continue diversifying our footwear portfolio with new model introductions. In addition, we have introduced crocs branded apparel and accessories, and we also selectively use our proprietary closed-cell resin to manufacture a variety of other non-branded products, such as spa pillows and kayak seats, for original equipment manufacturers.

Footwear

A key differentiating feature of our footwear products is our proprietary closed-cell resin, which is uniquely suited for comfort and functionality. We have carefully formulated our proprietary closed-cell resin to be of a density that creates a comfortable shoe with a high coefficient of friction, allowing for slip-resistant, non-marking footwear that is extremely lightweight. For example, a size large Beach weighs approximately six ounces, which is significantly lighter than more traditional casual footwear products. Our proprietary closed-cell resin softens as it warms to better conform to the wearer's feet. Our shoes are also non-absorbent, which makes them water resistant and virtually odor-free, and allows them to be cleaned simply with water or bleach.

We have combined the unique properties of our proprietary closed-cell resin with designs that are intended to be functional across a broad range of activities. As a result, we believe our products appeal to a wide range of consumers. We introduced crocs as a footwear brand in the U.S. with the launch of our Beach model in 2002. Based on our initial success, we made refinements to the Beach model and introduced a second generation of footwear (the Cayman, Highland and Metro models) that incorporated a broader range of sizing, provided different levels of ventilation for various climates and offered slightly different styling. Recently, we have further broadened our footwear line into new product categories, such as the Athens, a flip-flop with a soft footbed; the Nile, an open toe model designed for women; and the Islander, a deck shoe integrating a base made from our proprietary closed-cell resin with a stitched leather upper.

We currently sell our shoes in an assortment of colors, styles and sizes to provide consumers and retailers a wide variety of options at suggested retail prices ranging from $29.99 to $59.99. We have designed our shoes to offer a number of beneficial structural features to provide maximum comfort and functionality, such as Italian-designed orthotic heels, built-in arch supports and tarsal bars. We also offer models that are based on either general shoe sizing ranging from XS through XXL, or specific shoe sizing ranging from children's 8-9 through men's 13. This allows retailers to offer a complete range of sizes or carry a more limited number of SKUs, enabling them to tailor their offerings to their particular clientele and more efficiently allocate limited floor space.

We currently produce and market seven footwear models:

Beach MSRP: $29.99	The Beach model was our original shoe and is now available in 17 vibrant colors and a simple sizing scheme for men, women and children. Ports on the top and sides of the shoe help keep feet ventilated and comfortable. The Beach, like several of our other models, features a heel strap that may also be rolled forward to create a slip-on option.
 Colors: Black, Butter, Chocolate, Coral, Emerald, Fuchsia, Khaki, Light Blue, Lime, Navy, Pearl White, Pink, Purple, Red, Sage, Sea Blue, and Yellow
Sizes: XS, S, M, L, XL, XXL
Cayman MSRP: $29.99
The Cayman, available in 17 colors, represents our second generation of footwear and was designed to incorporate more specific sizing and a slightly narrower footbed. Unlike the Beach, which comes in sizes from XS to XXL, the Cayman comes in individual shoe sizes.
 Colors: Black, Butter, Chocolate, Coral, Emerald, Fuchsia, Khaki, Light Blue, Lime, Navy, Pearl White, Pink, Purple, Red, Sage, Sea Blue, and Yellow
Sizes: 5-13 Men, 3-12 Women

Highland MSRP: $34.99
Our Highland model, available in five colors, was developed for consumers seeking a warmer and more water-resistant design. Unlike the Beach and the Cayman, the Highland does not incorporate ports and has a completely closed upper.
 Colors: Black, Emerald, Khaki, Navy and Pearl White
Sizes: XS, S, M, L, XL, XXL
Metro MSRP: $39.99
The Metro, available in eight colors, is a hybrid of our Cayman and Highland models. The Metro protects the foot by eliminating the ports on top of the shoe while retaining them around the side of the foot to maintain ventilation.
 Colors: Black, Butter, Chocolate, Khaki, Light Blue, Navy, Pearl White, and Sage
Sizes: 5-13 Men, 3-12 Women
Nile MSRP: $29.99
The Nile, available in 16 colors, is specifically designed for women who want the comfort and functionality of crocs footwear in an open toe design.
 Colors: Black, Butter, Coral, Emerald, Fuchsia, Khaki, Light Blue, Lime, Navy, Pearl White, Pink, Purple, Red, Sage, Sea Blue, and Yellow
Sizes: 4-11 Women
Athens MSRP: $29.99
The Athens, available in 16 colors, combines our lightweight proprietary closed-cell resin with an ultra-suede flip-flop footbed that wicks moisture away from the foot.
 Colors: Black, Butter, Coral, Emerald, Fuchsia, Khaki, Light Blue, Lime, Navy, Pearl White, Pink, Purple, Red, Sage, Sea Blue, and Yellow
Sizes: 3-13 Men, 5-12 Women
Islander MSRP: $59.99
The Islander is an innovative deck shoe integrating a base made from our proprietary closed-cell resin with a stitched leather upper.
 Colors: Variety of available color combinations
Sizes: 4-13 Men, 6-12 Women

We also recently introduced a line of footwear for children based on our Cayman model. Our children's footwear is sold in 13 colors and in sizes 8-9, 10-11, 12-13, 1, 2, and 3 for a suggested retail price of $29.99.

As part of our strategy of expanding into new footwear categories, we are continually designing new footwear using our in-house design team as well as recognized footwear design experts. We currently have two new models that we anticipate releasing prior to the end of 2005.

Apparel and Accessories

We have introduced several crocs-branded accessory items that complement the fun styling, colors and image of our footwear and that we believe will appeal to a similar demographic base. We have developed a line of crocs sunglasses that we intend to market to larger retail customers where we believe accessories will appeal to the retailer's customer base and complement the retailer's merchandising strategy for our footwear. We also intend to develop additional crocs accessories for certain targeted markets. For example, we have developed a line of lightweight, colorful kneepads made from our proprietary closed-cell resin, which we are marketing to gardening retailers and hardware stores. Our strategy is to develop accessory items that benefit from our unique material and complement the market positioning of our crocs footwear.

As part of our strategy to increase awareness of our brand, we have also introduced a line of branded logo apparel which is complementary to our footwear line and embodies the functional and fun aspects of the crocs brand. These products include t-shirts, sweatshirts, hats, beanies and socks, all of which come in various colors and prominently feature the crocs logo.

Other Products

Our proprietary closed-cell resin is well suited to a number of other applications and, in many cases, is superior to materials currently used in such applications. Foam Creations, our wholly owned subsidiary, manufactures spa pillows for the home spa market, as well as seats and pads for use in kayaks and canoes. Our proprietary closed-cell resin is also highly functional for other water sports products such as scuba diving fins and recreational flotation devices, and we currently produce these items for several original equipment manufacturers. These products employ our proprietary closed-cell resin, but we do not market them under the crocs brand name.

Sales and Distribution

Domestic Sales

In the U.S., we sell our products through over 4,700 domestic retail store locations representing approximately 2,700 customer accounts. Our footwear is currently sold through traditional retail channels, including specialty footwear stores such as Brown's Shoe Fit and Journeys, sporting goods and outdoor retailers such as The Sports Authority, Dick's Sporting Goods, REI, Bass Pro Shops and West Marine, and department stores, including Dillard's and Nordstrom. Sales to Dillard's accounted for approximately 12% of our revenues during the three months ended March 31, 2005. No other customer accounted for more than 10% of our revenues during the three months ended March 31, 2005. Our products are also sold through a variety of other specialty channels, including gift shops, independent bicycle dealers, specialty food retailers, health and beauty stores, catalogs and uniform suppliers. As we have introduced new models in new footwear categories, we have strategically aligned ourselves with retailers whom we believe have the reputation for quality and style that will reinforce the high level of quality, performance and functionality associated with the crocs brand.

Our domestic accounts are primarily serviced through a network of 11 independent sales representatives, who focus on selling the appropriate mix and quantity of our products to our retail accounts, ensuring that our products are displayed effectively at retail locations and educating our retailers about our crocs brand and the quality of our products. We compensate our independent sales representatives on a commission basis, which we believe provides them with strong incentives to promote our products. We are typically the exclusive footwear brand sold by these representatives, who may also sell complementary products, such as sunglasses or apparel, from other companies. For certain of our larger retail accounts and distributors, we manage the sales relationship through in-house sales executives rather than through independent sales representatives.

International Sales

Outside of the U.S., we sell our products through over 300 international retail store locations. Our strategy is to sell through a broad range of sporting goods and department stores, as well as through specialty retailers, similar to the retail sales channels we have established in the U.S. We intend to continue to establish a direct sales presence in major foreign markets, rather than rely on distributors, which we believe will improve our margins and allow us to better control our marketing and distribution. We have established direct operations in Australia, the Netherlands, Germany, France, the U.K., Austria, and Japan and other parts of Asia.

We also use distributors in select foreign markets where we believe such arrangements are preferable to direct sales. In markets where we use third party distributors, these distributors purchase products pursuant to a price list and are granted the right to resell such products in a defined territory, usually a country or group of countries. Our typical distribution agreements have terms of one to four years, are terminable upon 60 days' notice prior to the end of the term or upon six months prior notice at any time, and require our distributors to meet a minimum sales threshold.

Our international accounts are primarily serviced through our international offices and a network of sales agents and distributors. In addition, we employ two in-house sales executives who serve as key account managers for several of our largest customers.

Retail Sales

We are currently expanding our direct sales efforts to consumers. We believe that direct sales provide us with an opportunity to showcase our entire line of footwear, apparel and accessory offerings, and believe this strategy will serve as an important and effective means to enhance our product and brand awareness. We also believe that our direct sales initiatives require low levels of capital investment while enabling us to sell our products at retail, rather than wholesale prices, resulting in higher potential gross margins.

Retail Sites.    As of July 31, 2005, we operated 12 retail kiosks located in malls and other high foot traffic areas. With bright and colorful displays, efficient use of retail space and limited initial capital investment, we believe that kiosks are an effective outlet for selling our products. Kiosks enable us to highlight a wide range of our product offering, more effectively interact with potential consumers and enhance our brand awareness among both consumers and local retailers. We plan to continue to open and operate additional kiosk sites in select, high foot traffic locations.

Internet.    We currently offer our products domestically and internationally through our website at www.crocs.com. Our Internet presence enables us to educate consumers about our products and brand. As we expand our international marketing efforts, we intend to create local websites targeting consumers in each major market we enter.

Distribution and Logistics

We distribute a substantial portion of our products in the U.S. through a distribution center in Aurora, Colorado, which is operated by Expeditors International of Washington, Inc., a global supply chain management and logistics provider. We have negotiated the use of up to 150,000 square feet of the distribution center to accommodate fluctuations in our inventory. We do not have a long-term contract with Expeditors, and the relationship may be terminated at will by either party.

A substantial portion of our products are shipped to Expeditors's distribution center in Aurora. From there, we generally ship by package express or truck to our customers, depending upon size of order, customer location and availability of inventory. In select cases, large customers may receive shipments of footwear directly from the manufacturing facilities. We have established or are in the process of establishing additional company-operated warehouse and fulfillment operations in Mexico, China, Canada, the Netherlands, and Singapore, and are developing relationships with third parties in Australia, China and Mexico to provide such services to us. In addition, we have recently established a company-operated warehouse facility and customer order facility in Niwot, Colorado, and we are currently processing our Internet, accessories and apparel orders from this facility. We believe that these warehousing, distribution and fulfillment services will enable us to ship our products from facilities adjacent to our manufacturing operations directly to our customers, rather than through Expeditors's distribution facility in Colorado.

Raw Materials

Our proprietary closed-cell resin is the primary raw material used in all of our footwear and non-branded products, including spa pillows and seats and pads for kayaks and canoes. Our proprietary closed-cell resin is also used in our crocs-branded accessory items, such as our line of sunglasses and kneepads. We have formulated our proprietary closed-cell resin to offer a number of unique properties that make our material suitable for a wide range of commercial uses including those mentioned above. Our material is soft and durable and is of a density that provides a high coefficient of friction allowing our material to be slip-resistant and non-marking in addition to being extremely lightweight. Additionally, the closed-cell nature of our resin makes it resistant to the bacteria and fungus that cause shoe and foot odor. We continue to invest in research and development in order to refine our materials to enhance these properties as well as target the development of new properties for specific applications.

Our proprietary closed-cell resin is produced by compounding elastomer resins that we or one of our third party processors purchase from a major chemicals manufacturer together with certain other production inputs, such as color dyes. We have historically contracted to have our closed-cell resin compounded by our third party manufacturer in Italy, and we have recently engaged a processor in Canada to compound a portion of our resin requirements. We also plan to begin compounding resin at our manufacturing facility in Quebec City, Canada by October 2005. We believe that in-house production of our proprietary closed-cell resin will lower our production costs, reduce the risk of supply shortages from our third party processors and provide us with greater production flexibility to meet changing retail demand.

Manufacturing and Sourcing

Our strategy is to maintain a flexible, globally diversified, low-cost manufacturing base. We operate our own production facilities in North America, and we also contract with third party manufacturers located around the world. We believe our in-house manufacturing capabilities enable us to rapidly make changes to production, providing us with the flexibility to quickly respond to orders for high-demand models and colors throughout the year, while outsourcing allows us to capitalize on the efficiencies and cost benefits of using contract manufacturing. We believe that this production strategy will enable us to continue to minimize our production costs and increase overall operating efficiencies as well as shorten production and development times to better serve our retail customers.

The process for manufacturing our footwear was developed over an eight year period of continual refinement to improve consistency, softness, durability and yield. Prior to October 2004, all of our footwear was manufactured at Foam Creations's facility in Quebec City. In the three months ended March 31, 2005, we manufactured approximately 36% of our footwear products in our Quebec City facility and plan to increase our internal manufacturing capacity through our recent acquisition, and subsequent expansion, of a manufacturing operation in Mexico. We obtain the remainder of our footwear products from third party manufacturers in China, Florida, Italy and Mexico. In the three months ended March 31, 2005, a supplier in China produced approximately 51% of our footwear unit volume. We have long-term contracts with third party manufacturers in Italy and Florida. Our manufacturing facility in Quebec City produces our non-footwear products made from our proprietary closed-cell resin, such as kayak seats and spa pillows. We purchase our apparel and accessories from various suppliers in the U.S. that source our products from manufacturers in Guatemala, Honduras and South Korea.

All of our manufacturers and suppliers of our apparel and accessories must comply with our high quality standards, which are an integral component of the reputation of the crocs brand. We have instituted pre-production and post-production inspections to meet or exceed the high quality demanded by consumers of our products and to ensure consistent product quality regardless of the location of production. Our quality assurance program includes on-site inspection throughout the entire production process in our Quebec City facility as well as spot inspections of our third party manufacturers. We also inspect our products upon arrival at our U.S. distribution center.

Product Design and Development

Our primary goal in product design and development is to create and introduce new and innovative footwear products that combine our standards of comfort, functionality and style and enhance the awareness of the crocs brand. Our footwear product line is designed by a combination of our internal design and development staff supported by outside designers. By introducing outside sources to the design process, we believe we are able to capture a variety of different design perspectives on a cost-efficient basis and anticipate trends more quickly. We are committed to continuing to dedicate significant resources to product design and development to sustain our brand's commitment to innovation, execute on our growth strategy and support our goal of becoming a well recognized global brand.

We develop footwear models based on what we identify as opportunities in the marketplace. Once a design has been identified and demand in the marketplace has been validated, the designs are then translated into product specifications by our developers and made into prototypes in our facility in Quebec City, Canada or by one of our third party manufacturers in Italy or China. Our designers and developers work closely with each other to develop product prototypes, test and refine products and provide quality assurance throughout the manufacturing process. Our design and development process is highly collaborative as members of the design team frequently meet with our sales and marketing staff, production and supply managers and certain of our retail customers to further refine our products to meet the particular needs of our target market. We continually strive to improve our development function so that we can bring products to market quickly and reduce costs while maintaining product quality.

Backlog

As of June 30, 2005, our backlog was approximately $20.8 million compared to $0.5 million as of June 30, 2004. Although orders in the backlog are subject to cancellation by customers, we have not yet experienced any material levels of cancellation of orders by our customers and believe that substantially all of the orders will be shipped in 2005. For a variety of reasons, including our short operating history, continued growth in customer demand for our products, the addition of new customers in each of our channels, the timing of production and shipments, seasonality, product mix of customer orders, and a shift toward shorter lead times for orders, backlog may not be a reliable measure of future sales for any succeeding period. In addition, our historical cancellation experience may not be indicative of future cancellation rates.

Marketing

We have been successfully building product and brand awareness and generating sales growth through grassroots efforts and a limited marketing budget. To date, we have primarily relied on trade shows, word of mouth, public relations efforts promoting our products in various trade publications and media outlets, and our website to build awareness of our brand. We exhibit at both domestic and international trade shows, including the World Shoe Show, Outdoor Retailer, FFANY, International Trade Fair for Sports Equipment and Fashion, and Fredrickshafen Outdoor Show, where we have the opportunity to showcase our product line to important retail buyers. We also promote our products and our brand on our website at www.crocs.com. Our website allows us to present important and relevant information on our products and to provide consumers with information regarding retail store locations that sell our products.

As we continue to grow, we intend to increase our marketing efforts and expenditures to continue to build crocs into a well recognized global brand. We have recently hired an advertising firm to coordinate our marketing efforts and further develop our long-term brand strategy. As part of our marketing strategy, we plan to use traditional media channels, including print advertising, event promotions and sponsorship, as well as athlete or celebrity sponsorship to reach our target consumer markets. Our marketing efforts will be customized for each product category and target market, but the core message will be consistent and integrated with our overall corporate brand strategy.

We plan to support our marketing efforts with a public relations strategy that is intended to garner positive and accurate editorial comments regarding our company and secure product placement in key magazines, trade journals and publications. We have recently hired a well-known public relations firm to refine our communication strategy.

Competition

The global casual footwear and apparel industry is highly competitive. The principal elements of competition in this industry include brand awareness, product functionality, design, quality, pricing, marketing and distribution. We believe that our unique footwear designs, proprietary closed-cell resin and our expanding product offering and distribution network position us well in the marketplace. However, some companies in the casual footwear and apparel industry have substantially greater financial, distribution and marketing resources than we have. Furthermore, the unique designs and resulting success of our footwear products have attracted new players in the market with imitation products that are similar to ours, and we face competition from these new market entrants.

Intellectual Property and Trademarks

We rely on a combination of trademark, copyright, trade secret, trade dress and patent protection to establish, protect and enforce our intellectual property rights in our product designs, brand, materials and research and development efforts, although no such methods can afford complete protection.

We own a variety of trademarks, including the crocs trademark, in a number of countries around the world. Our trademarks are used on all of our crocs-branded footwear, apparel and accessory products. We have registered our crocs trademark in Australia, Japan, New Zealand and Panama. As of July 31, 2005, we had 13 pending applications for our trademarks in the United States, including an application for the crocs trademark, and we had 12 pending trademark applications in foreign jurisdictions, including Brazil, Canada, China, European Union, Israel, Mexico, and South Africa. Trademarks registered outside of the United States generally have a duration of ten years depending upon the jurisdiction and are also generally subject to an indefinite number of renewals for a like period upon appropriate application. We believe our trademarks are crucial to the successful marketing and sale of our products, and we attempt to vigorously prosecute and defend our rights throughout the world.

As of July 31, 2005, we had three utility patent applications and nine design patent applications that are pending in the U.S. We also have European Union Community Design Registrations covering our Beach, Highland, Nile, Metro, Islander and a number of planned future shoe models, and as of July 31, 2005, had 12 foreign design patent applications pending covering our Beach, Highland and Nile models in foreign jurisdictions including Brazil, China, India, and Korea. In addition, as of July 31, 2005, we had 14 utility patent applications pending in several foreign jurisdictions, including Japan, Canada, Europe, India, China, Brazil, and Australia. We will continue to pursue patent protection on our inventions that are significant to our business and pursue other intellectual property protection where applicable.

We consider the formulation of our proprietary closed-cell resin used to produce our products to be a valuable trade secret, and we employ various means to protect this trade secret. We believe the comfort and utility of our shoes depend on the properties achieved from the compounding of our proprietary closed-cell resin, and through considerable effort we have developed know-how in this area that we believe is not generally available elsewhere. We believe that our proprietary closed-cell resin is a key competitive advantage in the market, and we intend to vigorously protect this trade secret.

We actively combat counterfeiting through monitoring of the global marketplace. We use our employees, sales representatives, distributors and retailers to police against infringing products by encouraging them to notify us of any suspect products and to assist law enforcement agencies. Our sales representatives are also educated on our pending patents and trade dress and assist in preventing potentially infringing products from obtaining retail shelf space. The laws of certain countries do not protect intellectual property rights to the same extent or in the same manner as do the laws of the United States, and therefore we may have difficulty obtaining legal protection for our intellectual property in certain jurisdictions.

Privacy Policy

In the course of our business we collect information about our customers, including customer data submitted to us in connection with purchases of our products via our website. The customer information includes names, addresses, phone numbers and e-mail addresses, as well as credit card information. We respect the privacy of our customers and take steps to safeguard the confidentiality of the information that they provide to us. We do not sell or license customer information to third parties.

We have published a formal privacy policy on our website, and we allow our customers to opt-out of marketing practices that make use of their personal information. However, the laws in jurisdictions where we now conduct or expect to conduct sales through our website may require us to take additional steps to safeguard customer information and to accommodate the privacy preferences of our customers. To the extent that we do not comply with privacy laws, we may be subject to legal challenges, enforcement actions, court orders and penalties.

Legal Proceedings

In January 2005, we filed a lawsuit, through Foam Creations, against Holey Soles Holdings Ltd. in the Federal Court in Toronto, Canada. The complaint alleges trademark and copyright infringement relating to the design of some of their shoe models. We are seeking a permanent injunction with respect to any further acts of infringement of our intellectual property, as well as damages and attorneys' fees.

In August 2005, Holey Soles filed a lawsuit against us in the United States District Court for the Southern District of New York. Holey Soles seeks a declaratory judgment that we do not have any valid copyright or trade dress rights with respect to the design of our footwear. In addition, Holey Soles seeks a declaratory judgment that the manufacture, sale and distribution of its footwear products does not constitute unfair competition and does not infringe upon our copyrights or trade dress rights.

Although we are subject to litigation from time to time in the ordinary course of our business, we are not party to any pending legal proceedings that we believe will have a material adverse impact on our business.

Employees

As of July 31, 2005, we employed approximately 172 full-time employees in the U.S. and 293 full-time employees in Canada. Our U.S. employees are not represented by a union. 197 of our Canadian employees are represented by the Teamsters union. We believe our relationship with our employees is good.

Properties

Our principal executive and administrative offices are located at 6273 Monarch Park Place, Niwot, Colorado. We also operate a 76,000 square foot manufacturing facility in Quebec City, Canada and a 65,000 square foot manufacturing facility in San Francisco del Rincon, Mexico. We lease, rather than own, all of our facilities and our leases will all expire in 2007. Our distribution center, which is operated by Expeditors International of Washington, Inc., our third party logistics provider, is located in Aurora, Colorado. We consider our facilities to be suitable for our needs.

The general location, use and approximate size of our principal properties are given below:

Location	Use	Approximate Square Feet
Niwot, Colorado	Corporate offices/warehouse	49,000
Quebec City, Canada	Manufacturing facility	76,000
San Francisco del Rincon, Mexico	Manufacturing facility	65,000

We also maintain small branch sales offices in Hong Kong, Tokyo, Melbourne, Singapore and The Hague. All of these sales offices are leased.

MANAGEMENT

Executive Officers and Directors

Set forth below is information concerning our executive officers and the members of our board of directors, as of July 31, 2005.

Name	Age	Position(s)
Ronald R. Snyder	48	Chief Executive Officer, President and Director
Caryn D. Ellison	53	Chief Financial Officer, Treasurer
Lyndon V. "Duke" Hanson, III	43	Vice President—Manufacturing
Michael C. Margolis	54	Vice President—Sales & Marketing
John P. McCarvel	49	Vice President—Asian & Australian Operations
George B. Boedecker, Jr.	43	Director
Raymond D. Croghan	55	Director
Michael E. Marks	54	Director
Mark A. Retzloff	56	Director
Richard L. Sharp	58	Chairman of the Board of Directors
Thomas J. Smach	45	Director
Brad L. Stoffer	48	Director

Ronald R. Snyder has served as our Chief Executive Officer since January 2005, was appointed as our President and a director in June 2004, and served as a consultant from October 2003 to June 2004. From March 2004 to December 2004, he was Chief Executive Officer of Vinci Corporation, a home theater equipment company. From April 2000 to December 2003, Mr. Snyder served as a senior executive with Flextronics, Inc., a Nasdaq-listed electronics equipment manufacturer, where he was most recently President of the Flextronics Design division. Mr. Snyder joined Flextronics upon its acquisition of The Dii Group, Inc., of which he was a founder and officer and where he had previously led various groups, including manufacturing operations, mergers and acquisitions, and sales and marketing.

Caryn D. Ellison has served as our Chief Financial Officer since November 2004. From February 2001 through October 2004, Ms. Ellison was President of Classic Sport Companies, Inc., a branded sporting goods manufacturing company. From 1997 through 2000, Ms. Ellison served as the Chief Executive Officer of McZand Herbal Inc., which was sold to Botanical Laboratories, Inc. From 1992 through 1996, she served as the Chief Financial Officer and Vice President of Alfalfa's Markets, Inc., an 11 store chain of natural foods supermarkets, which merged with Wild Oats Markets, Inc. From 1983 to 1992, Ms. Ellison held various finance positions with Celestial Seasonings, Inc., including Chief Financial Officer and Vice President.

Lyndon V. "Duke" Hanson, III is one of our co-founders, served as our Chief Operating Officer from July 2002 though January 2005, and has served as our Vice President—Manufacturing since February 2005. From 1998 to March 2002, Mr. Hanson served as Vice President of Contour Systems Group, Inc., a start-up manufacturing company where he co-managed day-to-day sales efforts and operational activities. From 1986 through 1997, Mr. Hanson held various sales and management positions with several software and technology companies.

Michael C. Margolis has served as our Vice President—Sales & Marketing since January 2005, and led our sales group as an independent consultant from October 2003 to December 2004. From May 1995 to December 2004, Mr. Margolis was a founder and served as Vice President of Source Solutions, Inc., an apparel and merchandising company. He also successfully founded and ran a number of sporting goods and apparel companies prior to Source Solutions, and has extensive experience establishing and maintaining sales relationships with large retail chains.

John P. McCarvel has served as Vice President—Asian & Australian operations since January 2005, after providing consulting services to us during 2004. From October 2001 to January 2005, Mr. McCarvel served as Vice President for the Design, Test and Semiconductor division of Flextronics, Inc., where he was responsible for building Flextronics's engineering infrastructure in Asia and growing Flextronics's business in the region. From 1999 to October 2001, he served as President of U.S. Operations and Senior Vice President of Worldwide Sales and Marketing for Singapore Technology Assembly Test Services Ltd., a semiconductor services company. He previously worked in executive level positions with Micron Custom Manufacturing Services, Inc. and The Dii Group, Inc.

George B. Boedecker, Jr. has served as a member of our board of directors since June 2002. Mr. Boedecker was one of our co-founders and served as our Chief Executive Officer from July 2002 through December 2004. From 1996 to February 2002, Mr. Boedecker served as an executive with Quiznos Corporation, most recently serving as Executive Vice President. He is also a founder and managing member of Oregon Food Concepts LLC, a franchise sales and support company that owns and manages Quiznos franchise locations in Oregon and Washington.

Raymond D. Croghan has served as a member of our board of directors since August 2004. Since 1999, Mr. Croghan has been retired. From 1991 to 1999, Mr. Croghan ran Croghan & Associates, Inc., a healthcare information technology consulting firm, which merged with Margolis Health Enterprise to form The TriZetto Group. Mr. Croghan serves on the boards of directors of several privately-held companies, and is a member of the board of trustees at Doane College in Crete, Nebraska.

Michael E. Marks has served as a member of our board of directors since August 2004. Since January 1994, Mr. Marks has served as the Chief Executive Officer of Flextronics, Inc. and has served as a member of the board of directors of Flextronics since 1991 and served as Chairman of the Board of Flextronics from 1993 to January 2003. Mr. Marks also serves as a director of KLA-Tencor Corporation, SanDisk Corporation and Schlumberger Limited.

Mark A. Retzloff has served as a member of our board of directors since August 2004. He is co-founder, President, Chief Organic Officer and a director of Aurora Dairy Corporation, a privately owned company that operates as Aurora Organic Dairy. From July 2001 to September 2004, he was Chief Executive Officer of Rudi's Organic Bakery, LLC, an organic foods company. Mr. Retzloff co-founded Horizon Organic Holding Corp. and served in various capacities with Horizon Organic from 1991 to August 2002, including as Chairman of the Board and President. He currently serves as a director of Wild Oats Markets, Inc. He is also a founding member and General Partner of Greenmont Capital Partners, a private equity firm that invests in natural products and broader wellness industries.

Richard L. Sharp has served as the Chairman of our board of directors since April 2005. From 1982 to 2002, Mr. Sharp served in various positions with Circuit City Stores, Inc., a consumer electronics and personal computer retailer, most recently as President from 1984 to 1997, Chief Executive Officer from 1986 to 2000 and Chairman of the Board from 1994 to 2002. He is also Chairman of the Board of Flextronics, Inc. and of Carmax, Inc., the nation's largest specialty retailer of used cars and light trucks.

Thomas J. Smach has served as a member of our board of directors since April 2005. Since January 2005, Mr. Smach has served as the Chief Financial Officer of Flextronics, Inc. From April 2000 to December 2004, Mr. Smach served as Senior Vice President—Finance of Flextronics. From 1997 to April 2000, he served as the Senior Vice President, Chief Financial Officer and Treasurer of The Dii

Group, Inc. Mr. Smach is a certified public accountant. Mr. Smach serves on the board of directors of ADVA AG Optical Networking.

Bradley L. Stoffer has served as a member of our board of directors since August 2004. Since 1999, Mr. Stoffer has been a managing member of Oregon Food Concepts LLC, a franchise sales and support company that owns and manages Quiznos franchise locations in Oregon and Washington. Mr. Stoffer previously served as a sales and marketing executive for 16 years with Smith Brothers Office Environments, Inc., the largest furniture dealer in Oregon.

Board of Directors; Committees

Our board of directors consists of eight members. Under our bylaws, each of our directors holds office until their successors have been elected and qualified or until their earlier death, resignation, disqualification or removal. In connection with this offering, we have divided the terms of office of the directors into three classes. Class I consists of Messrs. Boedecker, Retzloff and Stoffer, whose terms will expire at the annual meeting of stockholders to be held in 2006. Class II consists of Messrs. Croghan, Marks and Sharp, whose terms will expire at the annual meeting of stockholders to be held in 2007. Class III consists of Messrs. Smach and Snyder, whose terms will expire at the annual meeting of stockholders to be held in 2008.

At each annual meeting of stockholders, the successors to directors whose terms expire at such meetings will be elected and will serve from the time of election and qualification until the third annual meeting following election and until their successors are duly elected and qualified. The authorized number of directors may be changed by resolution of the board. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. Vacancies on the board can be filled by resolution of the board of directors. The classification of the board of directors may have the effect of delaying or preventing changes in control or management of our company.

Rules of the Nasdaq National Market require that our board of directors have a majority of independent directors. All members of the board of directors except Messrs. Snyder, Boedecker and Retzloff are independent directors as defined by Rule 4200(a)(15) of the National Association of Securities Dealers listing standards. Our board has established the following committees:

Audit Committee.    Messrs. Smach (Chairman) and Croghan are the current members of our audit committee. Within one year after the effectiveness of this offering, we intend to appoint a third independent director to the audit committee. The functions of the audit committee include oversight of the integrity of our financial statements, our compliance with legal and regulatory requirements, the performance, qualifications and independence of our independent auditors and the performance of our internal audit function. Our audit committee is directly responsible, subject to stockholder ratification, for the appointment, retention, compensation, evaluation, termination and oversight of the work of any independent auditor engaged for the purpose of preparing or issuing an audit report or related work. The purpose and responsibilities of our audit committee are set forth in the Audit Committee Charter approved by our board of directors on June 30, 2005.

All of the members of the audit committee are, or will be when appointed, independent as determined in accordance with the rules of the Nasdaq National Market and relevant federal securities laws and regulations. Our board of directors has determined that Mr. Smach qualifies as an "audit committee financial expert" as defined by the applicable regulations of the SEC.

Compensation Committee.    Our compensation committee consists of Messrs. Marks (Chairman) and Croghan. The compensation committee has overall responsibility for evaluating and approving our executive officer incentive compensation, benefit, severance, equity-based or other compensation plans, policies and programs. The compensation committee will also be responsible for producing an annual report on executive compensation for inclusion in our proxy statement. The purpose and responsibilities of our compensation committee are set forth in the Compensation Committee Charter approved by our board of directors on June 30, 2005. All of the members of the compensation committee are, or will be when appointed, independent as determined in accordance with the rules of the Nasdaq National Market and relevant federal securities laws and regulations.

Nominating and Governance Committee.    Our nominating and governance committee consists of Messrs. Sharp (Chairman) and Stoffer. The nominating and governance committee will assist our board of directors in promoting our best interests and the best interests of our stockholders through the implementation of sound corporate governance principles and practices. In furtherance of this purpose, the nominating and governance committee will identify individuals qualified to become board members and recommend to our board of directors the director nominees for the next annual meeting of stockholders. It will also review the qualifications and independence of the members of our board of directors and its various committees on a regular basis and make any recommendations the committee members may deem appropriate from time to time concerning any recommended changes in the composition of our board of directors and its committees. The nominating and governance committee will also recommend to our board of directors the corporate governance guidelines and standards regarding the independence of outside directors applicable to our company and review such guidelines and standards and the provisions of the nominating and governance committee charter on a regular basis to confirm that such guidelines, standards and charter remain consistent with sound corporate governance practices and with any legal or regulatory requirements of the Nasdaq National Market. The nominating and governance committee will also monitor our board of directors and our compliance with any commitments made to our regulators or otherwise regarding changes in corporate governance practices and lead our board of directors in its annual review of our board of directors' performance.

The purpose and responsibilities of our nominating and governance committee are set forth in the Nominating and Governance Committee Charter approved by our board of directors on June 30, 2005. All of the members of the nominating and governance committee are, or will be when appointed, independent as determined in accordance with the rules of the Nasdaq National Market.

Limitation of Liability and Indemnification

Our certificate of incorporation limits the personal liability of our board members for breaches by them of their fiduciary duties. Our bylaws also require us to indemnify our directors and officers to the fullest extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except:

  •
  any breach of their duty of loyalty to us or our stockholders;

  •
  acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  •
  unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions; and

  •
  any transaction from which the director derived an improper personal benefit.

Such limitation of liability may not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission. In addition and in accordance with Delaware law, our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether indemnification would be permitted under Delaware law. We currently maintain liability insurance for our directors and officers.

We have entered into agreements to indemnify our directors and executive officers, in addition to the indemnification provided for in our certificate of incorporation and bylaws. These agreements, among other things, provide for indemnification of our directors and executive officers for certain expenses (including attorneys' fees), judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of the Company, arising out of such person's services as a director or executive officer of ours, any subsidiary of ours or any other company or enterprise to which the person provided services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

Compensation of Directors

We grant our non-employee directors options to purchase 500 shares of our common stock upon their initial election to our board of directors and options to purchase an additional 125 shares of our common stock for each year of service. The Chairman of the board of directors also receives options to purchase an additional 250 shares of our common stock upon his initial election as Chairman. The options are granted at the fair market value of our common stock on the date of grant and have a term of seven years. Each option grant will vest annually over four years, so long as such person remains a director, therefore, the option will be fully vested on the fourth anniversary of the date of grant. In addition, all directors are reimbursed for their reasonable out-of-pocket expenses incurred in attending meetings of the board of directors and committees.

Corporate Governance

We believe that shortly after completion of this offering, we will comply with all Nasdaq National Market corporate governance and listing requirements and all applicable federal and state securities laws and regulations. In the interim, we will rely on transition periods available to companies in conjunction with their initial public offering.

Compensation Committee Interlocks and Insider Participation

None of our compensation committee members has been our executive officer or employee, and none of our executive officers will serve on the compensation committee or board of directors of any other company of which any of the members of our compensation committee or any of our directors is an executive officer.

During the fiscal year ended December 31, 2004, we did not have a compensation committee, and Messrs. Snyder and Boedecker were members of our board of directors and were concurrently our officers and employees. As members of the board, Messrs. Snyder and Boedecker participated in deliberations of our board of directors concerning executive officer compensation.

Executive Compensation

Summary of cash and other compensation

The following summary compensation table indicates the cash and non-cash compensation earned by our executive officers, to whom we refer to as the named executive officers, during the fiscal year ended December 31, 2004. The compensation described in this table does not include medical, group life insurance or other benefits that are generally available to all of our salaried employees.

Summary Compensation Table

					Long-Term Compensation Awards
		Annual Compensation
Name and Principal Position					Securities Underlying Options (#)	All Other Compensation(1)
	Year	Salary		Bonus
Ronald R. Snyder Chief Executive Officer and President	2004	$95,000	(2)	$90,000	2,000	$500,000	(3)
George B. Boedecker, Jr. Former Chief Executive Officer	2004	96,000		90,000	—	—
Lyndon V. "Duke" Hanson, III Vice President—Manufacturing	2004	95,300		15,150	—	105,420	(4)

(1)
We have omitted perquisites and other personal benefits that do not exceed the lesser of $50,000 or 10% of the executive officer's annual salary and bonus disclosed in this table.

(2)
Mr. Snyder began his employment with us in June 2004. In accordance with an arrangement with Vinci Corporation, an entity controlled by Mr. Snyder, we paid an additional $65,000 (including payroll taxes) to Mr. Snyder for services performed by Mr. Snyder on behalf of Vinci Corporation while he was employed by us. Vinci Corporation reimbursed us for these expenses.

(3)
Includes 1,500 Class B membership units with a fair market value of $150,000, which converted into 1,500 shares of our common stock, transferred to Mr. Snyder by Mr. Boedecker as compensation for consulting services rendered to us prior to the commencement of his employment with us in June 2004. Also includes 1,500 Class B membership units with a fair market value of $150,000, which converted into 1,500 shares of our common stock, transferred to Mr. Snyder by Anthony Kruse, a holder of more than 5% of our common stock, as compensation for consulting services rendered to us prior to the commencement of his employment with us in June 2004. Also includes 2,000 Class B membership units with a fair market value of $200,000, which converted into 2,000 shares of our common stock, and were granted to Mr. Snyder for consulting services.

(4)
Includes sales commissions of $19,213. Also includes 500 Class B membership units with a fair market value of $86,207, which converted into 500 shares of our common stock, as compensation for services.

The following table sets forth certain information concerning option grants to the named executive officers during 2004.

Option Grants in 2004

					Potential Realizable Value at Assumed Rates of Stock Price Appreciation for Option Term
	Individual Grants
	Number of Securities Underlying Options Granted	Percent of Total Options Granted to Employees in Fiscal Year
Name			Exercise Price	Expiration Date
					5%	10%
Ronald R. Snyder	2,000	100%	$237.78	09/01/11	$	$

All options were granted outside of our 2005 Equity Incentive Plan. The options have a term of seven years and 25% of the options vest on September 1, 2005. The remaining 75% vest in 36 equal monthly installments thereafter. The options are subject to termination prior to the expiration date in the event of the optionee's death, disability or termination of employment, as set forth in the option agreement.

The options were granted at an exercise price equal to the fair market value of our common stock on the date of grant, as determined in good faith by our board of directors. Because there was no public market for our stock prior to this offering, our board of directors determined the fair market value of our common stock by considering a number of factors, including, but not limited to, our financial performance and prospects for our future growth and profitability.

In accordance with the rules of the SEC, the amounts shown on this table represent hypothetical gains that could be achieved for the options if exercised at the end of the option term. These gains are based on assumed rates of stock appreciation of 5% and 10%, compounded annually, and do not reflect our estimates or projections of the future price of our common stock. These amounts represent assumed rates of appreciation in the value of our common stock from the initial public offering price, assuming an initial public offering price of $            per share. The gains shown are net of the option exercise price, but do not include deductions for taxes or other expenses associated with the exercise. Actual gains, if any, on stock option exercises will depend on the future performance of our common stock, the option holder's continued employment through the option period, and the date on which the options are exercised.

The following table sets forth information concerning the number and value of exercisable and unexercisable options held by the named executive officers who held options as of December 31, 2004. The value of unexercised in-the-money options at December 31, 2004 represents an amount equal to the difference between the assumed initial public offering price of $                        per share and the option exercise price, multiplied by the number of unexercised in-the-money options. An option is in-the-money if the fair market value of the underlying shares exceeds the exercise price of the option.

Aggregated Option Exercises in 2004 and Year-End Option Values

			Number of Securities Underlying Unexercised Options at Fiscal Year-End		Value of Unexercised In-The-Money Options at Fiscal Year-End(1)
Name	Number of Shares Acquired on Exercise	Value Realized
			Exercisable	Unexercisable	Exercisable	Unexercisable
Ronald R. Snyder	—	$—	—	2,000	$	$

(1)
The value of unexercisable in-the-money options is based on an assumed initial public offering price of $                        per share, minus the actual exercise price.

Equity Compensation Plans

2005 Equity Incentive Plan

On April 27, 2005, our board of directors adopted the 2005 Equity Incentive Plan, referred to as the 2005 Plan, and we expect that it will be approved by our stockholders prior to the completion of this offering. The 2005 Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, to our employees, and nonstatutory stock options, restricted stock, performance units, and other stock based awards to our employees, directors, and consultants.

Number of Shares of Common Stock Available Under the 2005 Plan.    A total of 25,000 shares of our common stock were reserved for issuance pursuant to our 2005 Plan. If an option, grant of restricted stock, performance unit, or other stock based award, each referred to as an award, expires or is terminated or canceled without having been exercised or settled in full, is forfeited back to or repurchased by us, the terminated portion of the award (or forfeited or repurchased shares subject to the award) will become available for future grant or sale under our 2005 Plan (unless our 2005 Plan has terminated).

Administration of the 2005 Plan.    The compensation committee of our board of directors will administer our 2005 Plan. In the case of awards intended to qualify as "performance based compensation" within the meaning of Section 162(m) of the Internal Revenue Code, the committee will consist of two or more "outside directors" within the meaning of Section 162(m). The administrator has the power to determine the terms of the awards, including the exercise price (which may be changed by the administrator after the date of grant), the number of shares subject to each award, the exercisability of the awards and the form of consideration payable upon exercise.

Stock Options.    A stock option is the right to purchase shares of our common stock at a fixed exercise price for a fixed period of time. The administrator will determine the exercise price of options granted under our 2005 Plan, but the exercise price generally must be at least equal to the fair market value of our common stock on the date of grant. After termination of one of our employees, directors or consultants, he or she may exercise his or her option for the period of time stated in the option agreement. If termination is due to death, the option will remain exercisable, to the extent vested or on an accelerated basis as determined by the administrator, until the expiration of its term. If termination is due to disability or retirement, the option will remain exercisable, to the extent vested at such time or on an accelerated basis as determined by the administrator, for a period of one year from the date of termination or until the expiration of its stated term, whichever is shorter. If the participant dies within this period, the option, to the extent then vested, will remain exercisable until the expiration of its term. If a participant is terminated due to cause, all options then held by the participant will immediately terminate. In all other cases, the option will remain exercisable, to the extent then vested or on an accelerated basis as determined by the administrator, whichever is shorter. If the participant dies within this period, the option, to the extent then vested, will remain exercisable until the expiration of its term. In all other cases, the option generally will remain exercisable for three months. However, an option may never be exercised later than the expiration of its term. The term of an incentive stock option may not exceed ten years, except that with respect to any participant who owns 10% of the voting power of all classes of our outstanding capital stock, the term must not exceed five years and the exercise price must equal at least 110% of the fair market value on the date of grant. The administrator determines the term of all other options.

A stock option award agreement may provide that a participant can elect to exercise the option as to any part or all of the shares of our common stock subject to such option prior to its full vesting schedule. Any unvested shares of our common stock that are purchased under this provision may be subject to repurchase right in favor of us or to any other restriction as determined by the administrator. Any repurchase right will not be exercised until at least six months following the exercise of the unvested options, unless the agreement otherwise provides.

Restricted Stock.    Restricted stock awards are awards of shares of our common stock that vest in accordance with terms and conditions established by the administrator. The administrator may impose whatever conditions to vesting it determines to be appropriate. The administrator will determine the number of shares of restricted stock granted to any employee. The administrator determines the purchase price of any grants of restricted stock and, unless the administrator determines otherwise, shares that do not vest typically will be subject to forfeiture or to our right of repurchase, which we may exercise upon the voluntary or involuntary termination of the purchaser's service with us for any reason including death or disability.

Performance Units.    Performance units are awards that will result in a payment to a participant only if performance goals established by the administrator are achieved or the awards otherwise vest. The administrator will establish performance goals in its discretion, which, depending on the extent to which they are met, will determine the number and/or the value of performance units to be paid out to participants. The performance goals may be based upon the achievement of company-wide, divisional or individual goals (including solely continued service), applicable securities laws or other basis determined by the administrator. Payment for performance units may be made in cash or in shares of our common stock with equivalent value, or in some combination, as determined by the administrator.

Other Stock Based Awards.    The administrator has the authority to create awards under the 2005 Plan in addition to those specifically described in the 2005 Plan. These awards must be valued in whole or in part by reference to, or must otherwise be based on, the shares of our common stock.

Transferability of Awards.    Unless the administrator determines otherwise, our 2005 Plan does not allow for the transfer of awards other than by will or by the laws of descent and distribution, and only the participant may exercise an award during his or her lifetime.

Adjustments upon Merger or Change in Control.    Our 2005 Plan provides that, unless otherwise provided in an award agreement, in the event of a merger with or into another corporation or our "change in control," including the sale of all or substantially all of our assets, awards under the 2005 Plan will fully vest and become immediately exercisable and fully earned, as applicable.

Amendment and Termination of Our 2005 Plan.    Our 2005 Plan will automatically terminate in 2015, unless we terminate it sooner. In addition, our board of directors has the authority to amend, suspend or terminate our 2005 Plan provided it does not adversely affect any award previously granted under our plan.

Stock Awards Granted.    On April 27, 2005, we granted options to purchase 880 shares of our common stock under the 2005 Plan to our employees and options to purchase 475 shares of our common stock under the 2005 Plan to our consultants, with an exercise price of $790.00 per share. One-fourth of these options will vest on May 1, 2006 and the remainder will vest in 36 equal and successive monthly installments. On April 27, 2005, we also granted options to purchase 1,250 shares of our common stock under the 2005 Plan to members of our board of directors with an exercise price of $790.00 per share. One-fourth of the options granted to the board members will vest on May 1, 2006 and remainder will vest in three equal annual increments on May 1 of each year. In June and July 2005 we issued 1,832 shares of our common stock under the 2005 Plan to employees as restricted stock awards as compensation for services under restricted stock award agreements. None of the shares issued under the restricted stock award agreements are subject to repurchase.

We have not granted any other options or other awards under the 2005 Plan and 20,663 shares of our common stock remain available for future grant, 5,519 shares of which have been reserved for future issuances to employees under restricted stock award agreements. The recipients of these awards will be issued the shares as compensation for services at various dates in the future and will not be required to pay a purchase price for the shares. None of these awards will be subject to repurchase after issuance.

We expect to grant options to purchase a total of up to            shares of our common stock under the 2005 Plan to our management and certain of our directors effective in connection with the completion of this offering, with an exercise price equal to the offering price.

Other Stock Option Grants

From time to time, we have granted nonqualified stock options to our directors, employees and consultants outside of our 2005 Plan. As of July 31, 2005, non-plan options to purchase 5,500 shares of our common stock at a weighted average exercise price of $281.48 per share were outstanding, none of which are exercisable.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Set forth below are transactions between us and our officers, directors and principal stockholders from January 1, 2002 to the present in which the amount involved exceeded or will exceed $60,000. We intend that all future transactions between us and our officers, directors, principal stockholders and their affiliates will be approved by a majority of our independent and disinterested directors, and will be on terms no less favorable to us than we could obtain from unaffiliated third parties.

Transactions with Directors and Executive Officers

Agreements with Ronald Snyder

In June 2004, we entered into an oral arrangement with Vinci Corporation, a company controlled by Ronald Snyder, our President and Chief Executive Officer, to pay monthly compensation, together with payroll taxes, in the aggregate amount of $133,425 to employees and consultants of Vinci Corporation, including Mr. Snyder and Anthony Kruse. Vinci Corporation reimbursed us for these payments and we entered into this arrangement for the administrative convenience of Vinci Corporation because Mr. Snyder was performing services for both companies.

Agreements with Michael Margolis

In October 2003, we entered into an oral agreement with Source Solutions, Inc., an entity controlled by Michael Margolis, to perform sales and marketing services for us. Under the terms of this agreement, we agreed to pay Source Solutions a five percent commission on all sales. We also entered into an oral agreement with Mr. Margolis pursuant to which he agreed to provide consulting services to us in exchange for equity compensation. In 2004, we paid sales commissions in the aggregate amount of $287,388 to Source Solutions and granted Mr. Margolis 333 Class B membership units for consulting services. Mr. Margolis was hired as our Vice President—Sales & Marketing in January 2005.

Agreements with George Boedecker

From April 15, 2003 to July 14, 2003, we borrowed $400,000 from George Boedecker, one of our directors and our former Chief Executive Officer, pursuant to certain promissory notes. The entire principal balances outstanding under the notes were repaid between July 2004 and October 2004, prior to maturity. No interest was paid on the notes.

On January 1, 2005, we entered into a separation and release agreement with Mr. Boedecker, relating to his resignation as our Chief Executive Officer. In exchange for certain releases granted by Mr. Boedecker, we agreed to pay him a severance amount of $600,000, less all legally required deductions and withholdings, in 16 equal quarterly installments at the beginning of each calendar quarter for a four year period. The agreement provides that Mr. Boedecker is entitled to participate in our standard medical benefits package until December 31, 2009, and that Mr. Boedecker is entitled to a reimbursement of business expenses he incurred before January 1, 2005. In accordance with the terms of the agreement, Mr. Boedecker remained on our board of directors, but there is no agreement requiring us to nominate him to the board in any future period.

Under the terms of the separation and release agreement, on April 1, 2005, we entered into a distribution agreement with Crocodile Distribution, LLC, an entity controlled by Mr. Boedecker, which granted Crocodile Distribution the exclusive right to distribute our products in Mexico, the Dominican Republic, Costa Rica and, to the extent it complies with United States law in the future, Cuba. The initial term of the agreement is 10 years from July 1, 2005 and it is renewable on a non-exclusive basis for an additional five year term. The exclusivity portion of the agreement may be terminated by us if Crocodile Distribution fails to purchase certain minimum amounts of our products. Crocodile

Distribution will receive a discount from our standard wholesale list price for the purchase of our products.

Under the terms of the separation and release agreement, on July 1, 2005, we entered into a kiosk agreement with Crocodile Kiosk, LLC, an entity controlled by Mr. Boedecker, which granted Crocodile Kiosk exclusive rights to license or sell certain crocs-related franchises to third parties. The license or franchise rights will give the licensee or franchisee the right to establish retail kiosks in airport locations. The term of the license agreement is ten years but the termination of the kiosk agreement will not have an effect on a licensee's or franchisee's right to operate the kiosk for a term of up to 15 years. If Crocodile Kiosk fails to license or franchise a minimum number of kiosks during the term, the agreement will become non-exclusive.

Agreements with Caryn Ellison

On October 18, 2004, we entered into an at-will employment arrangement with Caryn Ellison, our Chief Financial Officer and Treasurer. The arrangement calls for Ms. Ellison to be compensated at a rate of $16,000 per month and provides that we will pay six months severance in the event Ms. Ellison's employment is terminated by us. The arrangement also provides for Ms. Ellison to receive certain equity awards, as described below under "Equity Grants to Executive Officers and Directors."

Agreements with Mark Retzloff

In April 2003, we entered into an oral distribution arrangement with St. Vrain Trading, LLC, an entity controlled by Mark Retzloff, a member of our board of directors, which granted St. Vrain the exclusive right to distribute our footwear products in Hawaii. Under the arrangement, St. Vrain purchased our footwear products at a discount to our standard wholesale prices.

On May 19, 2005, we purchased all of the assets of St. Vrain Trading for a net amount in cash equal to $55,563, and the assumption of a lease agreement and other liabilities. The purchased assets consisted of $81,707 in cash and accounts receivable, inventory valued at $39,910 and $1,750 of other assets.

In connection with Mr. Retzloff's purchase of 2,000 Class B membership units of our predecessor limited liability company, which were converted into 2,000 shares of our common stock, from Mr. Boedecker, we granted Mr. Retzloff the right to require us to purchase his shares of common stock at any time after May 7, 2006 at his original purchase price or a multiple based upon our performance, whichever is greater. This right will terminate in connection with the completion of this offering.

Mr. Retzloff transferred all of his shares to the Retzloff Family Company, Ltd. Mr. Retzloff is the beneficial owner and managing partner of the Retzloff Family Company and he exercises voting and investment power over such shares.

Agreements with Anthony Kruse

In connection with the exchange of Anthony Kruse's 20% membership interest in our predecessor limited liability company for 18,000 Class B membership units, which converted into 18,000 shares of our common stock, and a cash payment of $12,000, we granted Mr. Kruse the right to require us to purchase his shares of common stock at any time after May 12, 2006 at his original purchase price or a price based upon our performance, whichever is greater. This right will terminate in connection with the completion of this offering. Mr. Kruse has retained 13,200 of his 18,000 shares.

Agreements with Affiliates of Michael Roberts

In connection with the exchange by Sandstone Ventures, LLC, an entity controlled by Michael Roberts, of a 10% membership interest in our predecessor limited liability company for 8,000 Class B membership units, which converted into 8,000 shares of our common stock, we granted Sandstone Ventures the right to require us to purchase its shares of common stock at any time after May 21, 2006 at its original purchase price or a price based upon our performance, whichever is greater. In connection with the purchase by the Michael J. Roberts Trust of 2,000 Class B membership units, which converted into 2,000 shares of our common stock, from Mr. Boedecker we granted the trust the right to require us to purchase its shares of common stock at any time after May 21, 2006 at its original purchase price or a price based upon our performance, whichever is greater. These rights will terminate in connection with the completion of this offering.

Equity Grants to Executive Officers and Directors

Executive Officers

In January 2004, Mr. Boedecker and Mr. Kruse each transferred 1,500 Class B membership units of our predecessor limited liability company, each of which converted into 1,500 shares of our common stock, to Mr. Snyder as compensation for services in lieu of an equity grant from us. The fair market value of the 3,000 Class B membership units at the time of transfer was $300,000. In March 2004, pursuant to the terms of a consulting agreement, we issued Mr. Snyder 2,000 Class B membership units, which converted into 2,000 shares of our common stock, with a fair market value of $200,000. In September 2004, we granted Mr. Snyder an option to purchase 2,000 shares of our common stock at an exercise price of $237.78 per share. In June 2005, we entered into a restricted stock award agreement with Mr. Snyder pursuant to which Mr. Snyder will be entitled to receive an issuance of 1,000 shares of our common stock over the next three years, subject to continued service as our employee, of which 333 shares will be issued on September 1, 2005 and the remainder will be issued in 24 equal and successive monthly installments. This agreement memorialized our commitment to grant these shares to Mr. Snyder made in September 2004. We also entered into a restricted stock award agreement with Kimberly Snyder, Mr. Snyder's spouse and our Director of Apparel and Accessories, pursuant to which Ms. Snyder will be entitled to receive 200 shares of our common stock over the next two years, subject to her continued service as our employee.

In June 2005, we entered into a restricted stock award agreement with Caryn Ellison, our Chief Financial Officer, pursuant to which Ms. Ellison is entitled to receive 1,500 shares of our common stock over a three-year period, with 500 shares being issued on each of October 1, 2005, 2006, and 2007, subject to continued service as our employee. This agreement was entered into pursuant to the terms of our employment arrangement with Ms. Ellison.

In October 2002, we issued a 5% non-voting profit interest, which converted into 4,500 shares of our common stock, as compensation for services to Duke Hanson, our Vice President—Manufacturing. In June 2004, we issued 500 Class B membership units with a fair market value of $86,207 to Mr. Hanson, which converted into 500 shares of our common stock, as compensation for services. In January 2005, we granted Mr. Hanson an option to purchase 250 shares of our common stock at an exercise price of $398.00 per share outside of our 2005 Equity Incentive Plan.

In July 2004, we issued 333 Class B membership units with a fair market value of $57,414 to Michael Margolis, which converted into 333 shares of our common stock, as compensation for consulting services and in July 2005, we issued 333 shares of our common stock to Mr. Margolis, with a fair market value of $263,070, as compensation for services pursuant to a restricted stock award agreement we entered into with Mr. Margolis on June 30, 2005. The shares issued are not subject to repurchase by us. The restricted stock award agreement memorialized the terms of a grant we made to Mr. Margolis in June 2004. Under the terms of the restricted stock award agreement, Mr. Margolis is also entitled to receive an award of 334 shares of our common stock on July 1, 2006, subject to his continued service as our employee.

In March, 2004, we issued 500 Class B membership units with a fair market value of $50,000, to John McCarvel, our Vice President—Asian & Australian Operations, which converted into 500 shares of our common stock, as compensation for consulting services. In July 2005, we issued 333 shares of our common stock, with a fair market value of $263,070, to Mr. McCarvel as compensation for services pursuant to a restricted stock award agreement we entered into with Mr. McCarvel on June 30, 2005. The shares issued are not subject to repurchase by us. The restricted stock award agreement memorialized the terms of a grant we made to Mr. McCarvel in September 2004. Under the terms of the restricted stock award agreement, Mr. McCarvel is also entitled to receive an award of 333 shares of our common stock on July 1, 2006 and 334 shares of our common stock on July 1, 2007, subject to his continued service as our employee.

Directors

In September 2004, we granted options to purchase 500 Class B membership units, which converted into 500 shares of our common stock, to each of Messrs. Croghan, Marks, Retzloff and Stoffer, all of whom are members of our board of directors, at an exercise price of $237.78 per share. In January 2005, we granted Mr. Boedecker an option to purchase 500 shares of our common stock at an exercise price of $398.00 per share.

In April 2005, we granted Thomas Smach options to purchase 500 shares of our common stock at an exercise price of $790.00 per share. At the same time, we also granted Richard Sharp, the Chairman of our board of directors, options to purchase 750 shares of our common stock at $790.00 per share.

The fair market value of all of our equity grants to executive officers and directors was determined by our board of directors. For more information regarding the grant of stock options to directors and executive officers, please see "Management—Compensation of Directors" and "—Executive Compensation."

Loans to Directors and Executive Officers

We do not have any outstanding loans to any of our directors or executive officers.

Indemnification and Insurance

Our bylaws and certificate of incorporation require us to indemnify our directors and executive officers to the fullest extent permitted by Delaware law. We have also entered into indemnification agreements with all of our directors and executive officers and have purchased directors' and officers' liability insurance. In addition, our certificate of incorporation limits the personal liability of our board members for breaches by the directors of their fiduciary duties. For more information regarding director and officer indemnification, see "Management—Limitation of Liability and Indemnification."

Financings Involving Executive Officers, Directors and Principal Stockholders

The following table summarizes sales of our non-voting membership interests, Class B membership interests or units and Class C membership units to certain of our directors, executive officers and holders of more than 5% of our voting securities, and their affiliated entities, in private placement financings since January 1, 2002. We sold non-voting profit sharing interests in October 2002 and January 2003 for an aggregate purchase price of $420,000. Our non-voting membership interests were exchanged for Class B membership interests between April and June 2003. We sold our Class B membership interests at various times between October 2003 and February 2004 for an aggregate purchase price of $1.1 million. In February 2004, all of our Class B membership interests were converted to Class B membership units at a rate of 1,000 units for each percentage membership interest. We sold our Class C membership units in June and July 2004 for an aggregate purchase price of $5.5 million. In connection with our conversion from a limited liability company to a corporation in January 2005, we converted all of the outstanding Class A and Class B membership units into shares of our common stock on a one-for-one basis and all of the outstanding Class C membership units of our predecessor company into shares of our Series A preferred stock on a one-for-one basis. Our Series A preferred stock is convertible into shares of our common stock on a one-for-one basis, and will be converted into shares of our common stock in connection with the completion of this offering. All shares are reported on an as-converted to common stock basis.

	Type of Security
Name of Purchaser(1)	Non-voting Profit Sharing Interests (#)	Class B Membership Units (#)	Class C Membership Units (#)	Aggregate Consideration
5% Stockholders:
Anthony Kruse	20,000	—	—	$120,000
WB Investors, LLC(2)	—	—	12,760	2,200,000
Michael J. Roberts(3)	11,740	—	—	200,000
Directors and Named Executive Officers:
Raymond D. Croghan	—	—	3,190	550,000
Michael E. Marks(2)	—	—	12,760	2,200,000
Mark A. Retzloff	—	750	—	75,000
Ronald R. Snyder(4)	—	1,000	—	100,000
Bradley L. Stoffer	—	2,000	—	200,000

(1)
See "Principal and Selling Stockholders" for additional information about ownership of shares held by these stockholders.

(2)
Consists of 11,600 shares purchased by Epping Investment Holdings, LLC, an entity controlled by Mr. Marks and his spouse, and 1,160 shares purchased by two trusts for the benefit of Mr. Marks' minor children. Mr. Marks is the trustee of both trusts. 10,410 of such shares were subsequently transferred to WB Investors, LLC, an entity controlled by Mr. Marks.

(3)
Consists of 10,000 shares purchased by Sandstone Ventures, LLC, an entity controlled by Michael J. Roberts and 1,740 shares purchased by the Michael J. Roberts Trust. Mr. Roberts is the trustee of the trust.

(4)
Consists of 1,000 shares purchased by CNA Trust Corporation, Trustee f/b/o Ronald Snyder, which shares are now held by Union Bank of California, Trustee f/b/o Ronald Snyder.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our common stock as of July 31, 2005, and after the sale of shares in this offering, by:

  •
  each person who is known by us to own beneficially more than 5% of our voting securities;

  •
  each current director;

  •
  each of the named executive officers;

  •
  all directors and executive officers as a group; and

  •
  each selling stockholder participating in this offering.

Beneficial ownership is determined in accordance with the SEC's rules. In computing percentage ownership of each person, shares of common stock subject to options held by that person that are currently exercisable or convertible, or exercisable or convertible within 60 days of July 31, 2005, are deemed to be outstanding and beneficially owned by that person. In addition, shares that are required to be issued by us to any person pursuant a restricted stock award agreement within 60 days of July 31, 2005 are also deemed to be outstanding and beneficially owned by that person. None of these shares, however, are deemed outstanding for the purpose of computing the percentage ownership of any other person.

Except as indicated in this table and pursuant to applicable community property laws, each stockholder named in the table has sole voting and investment power with respect to the shares set forth opposite such stockholder's name. Percentage ownership is based on 141,664 shares of our common stock outstanding on July 31, 2005, which assumes the conversion of all preferred stock into common stock on a one-for-one basis. Unless otherwise indicated below, the address for each person or entity listed below is in care of Crocs, Inc., 6273 Monarch Park Place, Niwot, Colorado 80503.

	Beneficial Ownership Prior to Offering			Beneficial Ownership After Offering
Name and Address of Beneficial Owner			Shares Being Offered
	Shares	Percent		Shares	Percent
5% Stockholders(1):
Anthony Kruse(2)	13,200	9.3%
Michael J. Roberts(3)	11,740	8.3%
WB Investors, LLC(4)	10,410	7.3%
Non-Employee Directors:
George B. Boedecker, Jr.(5)	19,255	13.6%
Raymond D. Croghan(6)	3,315	2.3%
Michael E. Marks(7)	11,188	7.9%
Mark A. Retzloff(8)	2,875	2.0%
Richard L. Sharp(9)	3,537	2.5%
Thomas J. Smach	58	*
Bradley L. Stoffer(10)	4,125	2.9%
Named Executive Officers:
Ronald R. Snyder(11)	11,081	7.8%
Lyndon V. "Duke" Hanson, III(12)	4,500	3.2%
All directors and executive officers as a group (12 persons)(13)	62,558	43.8%
Selling Stockholders:

*
Less than 1%

(1)
Messrs. Boedecker, Marks and Snyder are listed below and also own beneficially more than 5% of our voting securities. The address for Mr. Boedecker appears in footnote 5 below.

(2)
The address for Mr. Kruse is #107, 2601 S. Minnesota Ave., Suite 105, Sioux Falls, SD 57105.

(3)
Includes 8,000 shares of common stock owned by Sandstone Ventures, LLC. Mr. Roberts is the manager of Sandstone Ventures, LLC and exercises voting and investment power over the shares beneficially owned by Sandstone Ventures, LLC. Also includes 2,000 shares of our common stock owned by the Michael J. Roberts Trust and 1,740 shares of our common stock issuable upon conversion of shares of Series A preferred stock owned by such trust. Mr. Roberts is the trustee of the trust and exercises voting and investment power over all of the shares. The address for Sandstone Ventures, LLC and the Michael J. Roberts Trust is 6684 Gunpark Drive East, Boulder, CO 80301.

(4)
Consists of 10,410 shares of common stock issuable upon conversion of preferred stock. Mr. Marks is the managing member of WB Investors, LLC and exercises voting and investment power over the shares beneficially owned by WB Investors, LLC. The address for WB Investors, LLC is c/o Morgan Stanley & Co., Attn: James Boon, 700 Corporate Park Drive, Suite 500, St. Louis, MO 63105.

(5)
Includes 255 shares held as custodian for Mr. Boedecker's three minor children under the Colorado Uniform Gifts to Minors Act, over which Mr. Boedecker exercises voting and investment power. The address for Mr. Boedecker is 4450 Arapahoe Avenue, Suite 100, Boulder, CO 80303.

(6)
Includes 2,900 shares of common stock issuable upon conversion of preferred stock and 125 shares subject to options exercisable within 60 days of July 31, 2005. Also includes an aggregate of 290 shares of common stock owned by two trusts for the benefit of Mr. Croghan's two daughters. Mr. Croghan's spouse is the trustee of both trusts and she exercises sole voting and investment power over the shares. Mr. Croghan disclaims beneficial ownership of such shares.

(7)
Includes 125 shares subject to options exercisable within 60 days of July 31, 2005 and 10,410 shares of common stock issuable upon conversion of preferred stock beneficially owned by WB Investors, LLC. Mr. Marks is the managing member of WB Investors, LLC and exercises voting and investment power over the shares beneficially owned by WB Investors, LLC.

(8)
Includes 125 shares subject to options exercisable within 60 days of July 31, 2005 and 2,750 shares of our common stock owned by Retzloff Family Company, Ltd. Mr. Retzloff is the managing partner of Retzloff Family Company, Ltd. and exercises voting and investment power over all of these shares.

(9)
Includes 250 shares beneficially owned by BES & RS, LLC, 250 shares beneficially owned by EGG & RS, LLC, and 250 share beneficially owned by RBG & RS, LLC. Mr. Sharp is the sole manager of BES & RS, LLC, EGG & RS, LLC, and RBG & RS, LLC and exercises voting and investment power over the shares beneficially owned by each company. Also includes 250 shares of our common stock beneficially owned by Mr. Sharp's spouse and Mr. Sharp disclaims beneficial ownership of such shares. The address for Mr. Sharp is 9020 Stony Point Parkway, #180, Richmond, VA 23235.

(10)
Includes 125 shares subject to options exercisable within 60 days of July 31, 2005 and 2,000 shares held as custodian for Mr. Stoffer's two minor children under the Oregon Uniform Gifts to Minors Act. Mr. Stoffer exercises voting and investment power over all of these shares.

(11)
Includes 400 shares subject to options exercisable within 60 days of July 31, 2005 and 250 shares that will be issued pursuant to a restricted stock award agreement within 60 days of July 31, 2005. Also includes 1,000 shares held in the name of Union Bank of California, Trustee f/b/o Ronald Snyder and 403 shares held as custodian for Mr. Snyder's six children and stepchildren under the Colorado Uniform Gifts to Minors Act. Mr. Snyder exercises voting and investment power over all of these shares.

(12)
Includes 100 shares held of record by two trusts for the benefit of Mr. Hanson's two minor children. Mr. Hanson is the trustee of both trusts and exercises sole voting and investment power over the shares.

(13)
Includes 500 shares of common stock subject to options issued to four non-employee directors and 650 shares of common stock subject to options or restricted stock award agreements issued to one executive officer that are exercisable or issuable within 60 days of July 31, 2005.

DESCRIPTION OF CAPITAL STOCK

Upon consummation of this offering, our authorized capital stock will consist of            shares of common stock, par value $0.001 per share, and                        shares of preferred stock, par value $0.001 per share. A description of the material terms and provisions of our certificate of incorporation and bylaws affecting the rights of the common stock is set forth below. The description is intended as a summary and is qualified in its entirety by reference to the form of our certificate of incorporation and the form of our bylaws to be adopted prior to completion of this offering filed with the registration statement relating to this prospectus.

Common Stock

Holders of our common stock are entitled to one vote per share in the election of directors and on all other matters on which stockholders are entitled or permitted to vote. Holders of common stock are not entitled to cumulative voting rights. Therefore, holders of a majority of the shares voting for the election of directors can elect all the directors. Subject to the terms of any outstanding series of preferred stock, the holders of common stock are entitled to dividends in amounts and at times as may be declared by the board of directors out of funds legally available therefor. Upon our liquidation or dissolution, holders of common stock are entitled to share ratably in all net assets available for distribution to stockholders after payment of any liquidation preferences to holders of preferred stock. Holders of common stock have no redemption, conversion or preemptive rights.

Upon consummation of this offering, all the outstanding shares of our common stock will be legally issued, fully paid and nonassessable.

We have applied to have our common stock approved for listing on the Nasdaq National Market under the symbol "CROX."

Preferred Stock

Upon completion of this offering, our certificate of incorporation will permit us to issue up to            shares of preferred stock, from time to time, in one or more series and with such designation and preferences for each series as are stated in the resolutions providing for the designation and issue of each such series adopted by our board of directors. Our certificate of incorporation authorizes our board of directors to determine the voting, dividend, redemption and liquidation preferences and limitations pertaining to such series. The board of directors, without stockholder approval, may issue preferred stock with voting rights and other rights that could adversely affect the voting power of the holders of our common stock and could have certain anti-takeover effects. We have no present plans to issue any shares of preferred stock. The ability of the board of directors to issue preferred stock without stockholder approval could have the effect of delaying, deferring or preventing a change in control of our company or the removal of existing management.

Anti-Takeover Effects

Provisions of Delaware law, our certificate of incorporation and our bylaws could have the effect of delaying or preventing a third party from acquiring us, even if the acquisition would benefit our stockholders. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by the board of directors and to discourage types of transactions that may involve our actual or threatened change of control. These provisions are designed to reduce our vulnerability to an unsolicited proposal for a takeover that does not contemplate the acquisition of all of our outstanding shares, or an unsolicited proposal for the restructuring or sale of all or part of us.

Delaware Anti-Takeover Statute.

We are subject to the provisions of Section 203 of the Delaware General Corporation Law, an anti-takeover law. Subject to exceptions, the statute prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

  •
  Prior to such date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

  •
  Upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding, those shares owned (1) by persons who are directors and also officers and (2) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

  •
  On or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

For purposes of Section 203, a "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, with an "interested stockholder" being defined as a person who, together with affiliates and associates, owns, or within three years prior to the date of determination whether the person is an "interested stockholder," did own, 15% or more of the corporation's voting stock.

In addition, certain provisions of our certificate of incorporation and bylaws may have an anti-takeover effect. These provisions may delay, defer or prevent a tender offer or takeover attempt of our company that a stockholder might consider in his or her best interest, including those attempts that might result in a premium over the market price for the shares held by our stockholders. The following summarizes these provisions.

Election, Appointment and Removal of Directors.

Our certificate of incorporation includes provisions classifying our board of directors into three classes with staggered three-year terms. Accordingly, only one-third of our board of directors will be elected at each annual meeting. Only our board of directors is authorized to fill vacant directorships or increase the size of our board. Directors may only be removed for cause by holders of a majority of the shares entitled to vote at an election of directors.

Stockholder Action; Special Meeting of Stockholders.

Our certificate of incorporation eliminates the ability of stockholders to act by written consent. Our bylaws provide that special meetings of our stockholders may be called only by the Chairman of the Board or by a majority of our board of directors.

Advance Notice Requirements for Stockholders Proposals and Directors Nominations.

Our bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide us with timely written notice of their proposal. To be timely, a stockholder's notice must be delivered to or mailed and received at our principal executive offices not less than 120 days before the date in the current year that corresponds to the date of the previous year's annual meeting. If, however, no meeting was held in the prior year or the date of the annual meeting has been changed by more than 30 days from the date contemplated in the notice of annual meeting, notice by the stockholder in order to be timely must be received no later than the close of business on the tenth day following the day on which the date of the annual meeting is publicly announced. Our bylaws also specify requirements as to the form and content of a stockholder's notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.

Authorized But Unissued Shares.

Our authorized but unissued shares of common stock and preferred stock are available for our board to issue without stockholder approval. We may use these additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of our authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of our company by means of a proxy contest, tender offer, merger or other transaction.

Amendment of Bylaws.

Our directors are expressly authorized to amend our bylaws.

Transfer Agent and Registrar

Computershare Trust Company, Inc. has been appointed as the transfer agent and registrar for our common stock.

Indemnification of Certain Persons

Our bylaws require us to indemnify our directors and officers to the fullest extent permitted by Delaware law. We have entered into indemnification agreements with all of our directors and executive officers. We currently maintain and intend to continue to maintain directors' and executive officers' liability insurance.

Limitations of Director Liability

Our certificate of incorporation limits personal liability of our directors for breaches by the directors of their fiduciary duties to the fullest extent provided by Delaware law. Such provisions eliminate the personal liability of directors for damages occasioned by breach of fiduciary duty, except for liability based on the director's duty of loyalty to us or our stockholders, liability for acts or omissions not made in good faith, liability for acts or omissions involving intentional misconduct or knowing violation of law, liability based on payments of improper dividends, liability based on a transaction from which the director derives an improper personal benefit, liability based on violation of state securities laws and liability for acts occurring prior to the date such provision was added. Any amendment to, or repeal of, such provisions will not adversely affect any right or protection of a director for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal.

SHARES ELIGIBLE FOR FUTURE SALE

Based upon the number of shares of our common stock outstanding as of July 31, 2005, upon the completion of the offering, we will have                   shares of our common stock outstanding. Of these shares, the                        shares of our common stock sold in this offering will be freely tradable without restriction under the Securities Act of 1933, except that any shares of our common stock purchased by our affiliates, as that term is defined in Rule 144 under the Securities Act, may generally only be sold in compliance with the limitations of Rule 144 described below.

The remaining            shares of our common stock outstanding upon completion of this offering are deemed "restricted shares" under Rule 144 or Rule 701 under the Securities Act. Upon expiration of the lock-up agreements described below, 180 days after the date of this prospectus, an additional            shares of our common stock will be eligible for sale in the public market pursuant to Rule 144 or Rule 701.

Rule 144.    In general, under Rule 144 under the Securities Act, a person (or persons whose shares are required to be aggregated, including our affiliates) who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

  •
  one percent of the number of shares of common stock then outstanding, which will equal            shares immediately after this offering, or

  •
  the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 are generally subject to certain manner of sale provisions and notice requirements as to the availability of current public information about us.

Rule 144(k).    Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than one of our affiliates, is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Shares of our common stock will qualify as "144(k)" shares within 180 days of the date of this prospectus.

Rule 701.    Rule 701 permits resales of shares in reliance upon Rule 144 but without compliance with some restrictions of Rule 144, including the holding period requirement. Most of our employees, officers, directors or consultants who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares pursuant to the Rule.

Lock-Up Agreements.    We will, and we also expect that all of our stockholders and optionholders, including all of our officers and directors, will enter into lock-up agreements. Under these agreements, subject to exceptions, we may not issue any new shares of common stock and those holders of stock and options may not, directly or indirectly, offer, sell, contract to sell, pledge or otherwise dispose of or hedge any common stock or securities convertible into or exchangeable for shares of common stock, or publicly announce the intention to do any of the foregoing, without the joint prior written consent of Piper Jaffray and Thomas Weisel Partners for a period of 180 days from the date of this prospectus, subject to extension for up to 35 days under specified circumstances at the option of Piper Jaffray and Thomas Weisel Partners. Piper Jaffray and Thomas Weisel Partners may agree at their joint discretion and at any time or from time to time, without notice, to release all or any portion of the shares subject to the lock-up agreements listed above.

U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a discussion of the material U.S. federal income and estate tax considerations of the acquisition, ownership and disposition of our common stock acquired pursuant to this prospectus by a beneficial owner that, for U.S. federal income tax purposes, is a "non-U.S. holder" as we define that term below. We assume in this discussion that non-U.S. holders will hold our common stock as a capital asset, generally, property held for investment. As used in this discussion, the term "non-U.S. holder" means a beneficial owner of our common stock that is not, for U.S. federal income tax purposes:

  •
  an individual, who is a citizen or resident of the U.S.;

  •
  a corporation, including any entity treated as a corporation for U.S. tax purposes, organized in or under the laws of the United States, any state thereof or the District of Columbia;

  •
  an estate, the income of which is includible in gross income for U.S. tax purposes regardless of its source; or

  •
  a trust, in general, if (i) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust or (ii) the trust was in existence on August 20, 1996, was treated as a U.S. person prior to such date and validly elected to continue to be so treated.

This discussion does not consider U.S. state or local or non-U.S. tax consequences and it does not consider all aspects of U.S. federal taxation that may be important to particular non-U.S. holders in light of their individual circumstances, such as special tax rules that may apply to a non-U.S. holder that is a dealer in securities or foreign currencies, financial institution, bank, insurance company, tax-exempt organization, former citizen or former long-term resident of the United States, or that holds our common stock as part of a "straddle," "hedge," "conversion transaction," "synthetic security," or other integrated investment. We also do not discuss the U.S. federal tax treatment of beneficial owners that are partnerships or other entities treated as partnerships or flow-through entities for U.S. federal income tax purposes.

If a partnership is a beneficial owner of our common stock, the treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A beneficial owner of our common stock that is a partnership and partners in such a partnership should consult their tax advisors about the U.S. federal income tax consequences of acquiring, owning and disposing of our common stock.

The following discussion is based on provisions of the Internal Revenue Code, applicable U.S. Treasury regulations and administrative and judicial interpretations, all as in effect on the date of this prospectus. All of these authorities are subject to change or differing interpretations, retroactively or prospectively. Prospective investors are urged to consult their own advisors regarding the U.S. federal, state, local and non-U.S. income, estate and other tax considerations with respect to acquiring, owning and disposing of our common stock.

Distributions on Common Stock

As described under "Dividend Policy" above, we do not anticipate paying dividends on our common stock in the foreseeable future. However, if we make cash distributions on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of earnings and profits will constitute a return of capital that is applied against and reduces the non-U.S. holder's adjusted tax basis in our common stock. Any remaining excess will be treated as gain realized on the sale or other disposition of the common stock and will be treated as described under "—Gain on Sale, Exchange or other Disposition of Common Stock" below.

Dividends paid to a non-U.S. holder that are not effectively connected with the non-U.S. holder's conduct of a trade or business in the United States will generally be subject to withholding of U.S. federal income tax at the rate of 30 percent, or if an income tax treaty applies, a lower rate specified by the treaty. Non-U.S. holders should consult their tax advisers regarding their entitlement to benefits under a relevant income tax treaty.

Under applicable U.S. Treasury regulations, for purposes of the withholding discussed above and for purposes of determining the applicability of an income tax treaty rate, a non-U.S. holder who claims the benefit of an applicable income tax treaty rate generally will be required to satisfy certain certification and other requirements. Special rules determine whether, for purposes of determining the applicability of an income tax treaty, dividends paid to a non-U.S. holder that is an entity should be treated as paid to the entity or those holding interest in the entity, and additional certifications may be required.

Dividends that are effectively connected with a non-U.S. holder's conduct of a trade or business in the United States and, if an income tax treaty applies, attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States, are taxed on a net income basis at the regular graduated U.S. federal income tax rates in much the same manner as if the non-U.S. holder were a resident of the United States. In such cases, we will not have to withhold U.S. federal income tax if the non-U.S. holder complies with applicable certification and disclosure requirements. In addition, a "branch profits tax" may be imposed at a 30 percent rate, or a lower rate under an applicable income tax treaty, on dividends received by a foreign corporation that are effectively connected with the conduct of a trade or business in the United States.

To claim the benefit of an income tax treaty or an exemption from withholding because the income is effectively connected with the conduct of a trade or business in the United States, a non-U.S. holder must provide a properly executed Internal Revenue Service, or IRS, Form W-8BEN for treaty benefits or W-8ECI for effectively connected income, before the payment of dividends. These forms must be periodically updated. Non-U.S. holders may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund.

Gain on Sale, Exchange or other Disposition of Common Stock

A non-U.S. holder generally will not be subject to U.S. federal income tax or any withholding thereof with respect to gain realized on a sale, exchange or otherwise taxable disposition of our common stock unless one of the following applies:

  •
  the gain is effectively connected with the non-U.S. holder's conduct of a trade or business in the United States and, if an income tax treaty applies, is attributable to a permanent establishment or a fixed base maintained by the non-U.S. holder in the United States; in this case, the non-U.S. holder will generally be taxed on its net gain derived from the disposition at the regular graduated U.S. federal income tax rates and in much the same manner as is applicable to U.S. persons and, if the non-U.S. holder is a foreign corporation, the additional "branch profits tax" described above may also apply; or

  •
  the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition and meets certain other requirements; in this case, the non-U.S. holder will be subject to a 30% tax on the gain derived from the disposition (which may be offset by U.S. source capital losses of the non-U.S. holder, if any); or

  •
  we are or have been, at any time during the five year period preceding such disposition (or the non-U.S. holder's holding period, if shorter) a "U.S. real property holding corporation" within the meaning of Section 897(c)(2) of the Internal Revenue Code of 1986, unless our common stock is regularly traded on an established securities market and the non-U.S. holder holds no more than 5% of our outstanding common stock, directly or indirectly, during the relevant period. If we are determined to be a U.S. real property holding corporation and the foregoing exception does not apply, then a purchaser may withhold 10% of the proceeds payable to a non-U.S. holder from a sale of our common stock and the non-U.S. holder generally will be taxed on its net gain derived from the disposition at the regular graduated U.S. federal income tax rates and in much the same manner as is applicable to U.S. persons and, if the non-U.S. holder is a foreign corporation, the additional "branch profits tax" described above may also apply.

We believe that we have not been and are not currently a U.S. real property holding corporation and we do not expect to become a U.S. real property holding corporation in the future. However, no assurances can be made in this regard. Furthermore, no assurances can be provided that our stock will be considered to be regularly traded on an established securities market for purposes of Section 897 of the Internal Revenue Code of 1986.

Information Reporting and Backup Withholding

We must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to that holder and the tax withheld from those dividends. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of the information returns reporting those dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder is a resident under the provisions of an applicable income tax treaty or agreement.

Under some circumstances, U.S. Treasury regulations require additional information reporting and backup withholding on reportable payments on common stock. The gross amount of dividends paid to a non-U.S. holder that fails to certify its non-U.S. holder status in accordance with applicable U.S. Treasury regulations generally will be reduced by backup withholding at the applicable rate, currently 28%. In general, backup withholding will not apply to dividends on our common stock paid by us or our paying agents, in their capacities as such, to a non-U.S. holder if such non-U.S. holder has provided the required certification and neither we nor our paying agent has actual knowledge to the contrary

The payment of the proceeds of the sale or other disposition of common stock by a non-U.S. holder to or through the U.S. office of any broker, U.S. or foreign, generally will be reported to the IRS and reduced by backup withholding, unless the non-U.S. holder either certifies its status as a non-U.S. holder under penalties of perjury or otherwise establishes an exemption and the broker has no actual knowledge to the contrary. The payment of the proceeds of the disposition of common stock by a non-U.S. holder to or through a non-U.S. office of a non-U.S. broker will not be reduced by backup withholding or reported to the IRS, unless the non-U.S. broker has certain enumerated connections with the United States. In general, the payment of proceeds from the disposition of common stock to or through a non-U.S. office of a broker that is a U.S. person or has certain enumerated connections with the United States will be reported to the IRS and may be reduced by backup withholding at the applicable rate, currently 28%, unless the broker receives a statement from the non-U.S. holder that certifies its status as a non-U.S. holder under penalties of perjury or the broker has documentary evidence in its files that the holder is a non-U.S. holder and the broker has no actual knowledge to the contrary.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be refunded or credited against the non-U.S. holder's U.S. federal income tax liability, if any, provided that the required information is furnished to the IRS in a timely manner. These backup withholding and information reporting rules are complex and non-U.S. holders are urged to consult their own advisors regarding the application of these rules to them.

U.S. Federal Estate Tax

Common stock owned or treated as owned by an individual who is not a citizen or resident of the United States, as specifically defined for U.S. federal estate tax purposes at the time of death will be included in the individual's gross estate for U.S. federal estate tax purposes unless an applicable estate tax or other treaty provides otherwise and, therefore, may be subject to U.S. federal estate tax.

The foregoing discussion of U.S. federal income and estate tax considerations is not tax advice. Accordingly, each prospective non-U.S. holder of our common stock should consult its own tax adviser with respect to the U.S. federal income and estate tax consequences of holding and disposing of our common stock in light of their particular situations, as well as any consequences arising under the laws of any state, local or foreign taxing jurisdiction or under any applicable tax treaty.

UNDERWRITING

General

The underwriters named below have agreed to buy, subject to the terms of the underwriting agreement, the number of shares listed opposite their names below. Piper Jaffray & Co. and Thomas Weisel Partners LLC are acting as joint book-running managers for this offering and as representatives of the underwriters. The underwriters are committed to purchase and pay for all of the shares if any are purchased.

Underwriters	Number of Shares
Piper Jaffray & Co.
Thomas Weisel Partners LLC
SG Cowen & Co., LLC

Total

The underwriters have advised us and the selling stockholders that they propose to offer the shares of our common stock to the public at $        per share. The underwriters propose to offer the shares to certain dealers at the same price less a concession of not more than $        per share. The underwriters may allow and the dealers may reallow a concession of not more than $        per share on sales to certain other brokers and dealers. After the offering, these figures may be changed by the underwriters.

The selling stockholders have granted to the underwriters an option to purchase up to an additional                        shares of common stock, on a pro rata basis, at the same price to the public, and with the same underwriting discount, as set forth in the table above. The underwriters may exercise this option at any time during the 30-day period after the date of this prospectus, but only to cover over-allotments, if any. To the extent the underwriters exercise the option, each underwriter will become obligated, subject to the terms of the purchase agreement, to purchase approximately the same percentage of additional shares as it was obligated to purchase under the purchase agreement.

The following table shows the underwriting fees to be paid to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the over-allotment option.

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including civil liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

We, and each of our directors, officers, and all of the selling stockholders, will agree to certain restrictions on our ability to sell additional shares of our common stock for a period of 180 days after the date of this prospectus, subject to extension for up to 35 days under specified circumstances at the option of Piper Jaffray and Thomas Weisel Partners. We also expect that all of our stock and option holders will agree to such restrictions. We have agreed not to directly or indirectly offer for sale, sell, contract to sell, grant any option for the sale of, or otherwise issue or dispose of, any shares of common stock, options or warrants to acquire shares of common stock, or any related security or instrument, without the prior written consent of Piper Jaffray and Thomas Weisel Partners. The agreements provide exceptions for (1) sales to underwriters pursuant to the underwriting agreement, (2) our sales in connection with the exercise of options granted and the granting of options to purchase up to an additional                        shares under our existing stock option plans and agreements and (3) certain other exceptions.

At our request, the underwriters have reserved up to 5% of the shares of common stock being sold in this offering for sale to our directors, officers, friends, business associates and other related persons at the initial public offering price through a directed share program. The number of shares of our common stock available for sale to the general public in this offering will be reduced to the extent that these reserved shares are purchased by these persons. Any reserved shares not purchased by these persons will be offered by the underwriters to the general public on the same basis as the other shares in this offering.

Investors purchasing shares pursuant to the directed share program will not be required to enter into lock-up agreements with the underwriters. However, our directors and officers and all of our stockholders prior to this offering, including the selling stockholders, will enter into lock-up agreements with the underwriters that are unrelated to the direct share program and, to the extent that any of these persons purchases shares in the directed share program, those shares will also be subject to the terms of the lock-up agreements.

Prior to the offering, there has been no established trading market for our common stock. The initial public offering price for the shares of common stock offered by this prospectus was negotiated by us and the underwriters. The factors considered in determining the initial public offering price include the history of and the prospects for the industry in which we compete, our past and present operations, our historical results of operations, our prospects for future earnings, the recent market prices of securities of generally comparable companies and the general condition of the securities markets at the time of the offering and other relevant factors. There can be no assurance that the initial public offering price of the common stock will correspond to the price at which the common stock will trade in the public market subsequent to this offering or that an active public market for the common stock will develop and continue after this offering.

To facilitate the offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock during and after the offering. Specifically, the underwriters may over-allot or otherwise create a short position in the common stock for their own account by selling more shares of common stock than have been sold to them by us and the selling stockholders. The underwriters may elect to cover any such short position by purchasing shares of common stock in the open market or by exercising the over-allotment option granted to the underwriters. In addition, the underwriters may stabilize or maintain the price of the common stock by bidding for or purchasing shares of common stock in the open market and may impose penalty bids. If penalty bids are imposed, selling concessions allowed to syndicate members or other broker-dealers participating in the offering are reclaimed if shares of common stock previously distributed in the offering are repurchased, whether in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price of the common stock at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of the common stock to the extent that it discourages resales of the common stock. The magnitude or effect of any stabilization or other transaction is uncertain. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

In connection with this offering, some underwriters and selling group members may also engage in passive market making transactions in the common stock on the Nasdaq National Market. Passive market making consists of displaying bids on the Nasdaq National Market limited by the prices of independent market makers and effecting purchases limited by those prices in response to order flow. Rule 103 of Regulation M promulgated by the SEC limits the amount of net purchases that each passive market maker may make and the displayed size of each bid. Passive market making may stabilize the market price of the common stock at a level above that which might otherwise prevail in the open market and, if commenced, may be discontinued at any time.

LEGAL MATTERS

Faegre & Benson LLP, Boulder, Colorado will pass upon the validity of the shares of common stock offered by this prospectus and other legal matters for us. Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California will pass upon certain legal matters for the underwriters.

EXPERTS

The consolidated financial statements of Crocs, Inc. (formerly Western Brands LLC) as of December 31, 2004 and 2003 and for the three years in the period ended December 31, 2004 included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of Finproject N.A., Inc. as of December 31, 2003 and 2002 and for the two years in the period ended December 31, 2003 included in this prospectus have been audited by Samson Belair Deloitte & Touche s.e.n.c.r.l., an independent registered public accounting firm, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-1 with the SEC for the stock we are offering by this prospectus. This prospectus does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document. When we complete this offering, we will also be required to file annual, quarterly and special reports, proxy statements and other information with the SEC.

You can read our SEC filings, including the registration statement, over the Internet at the SEC's website at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street, NE, Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, NE, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. Our SEC filings are also available at the office of the Nasdaq National Market. For further information on obtaining copies of our public filings at the Nasdaq National Market, you should call (212) 656-5060.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm
Consolidated Balance Sheets of Crocs, Inc. as of December 31, 2003, 2004 and March 31, 2005 (unaudited)
Consolidated Statements of Operations of Crocs, Inc. for the years ended December 31, 2002, 2003 and 2004 and the quarters ended March 31, 2004 (unaudited) and March 31, 2005 (unaudited)
Consolidated Statements of Stockholders' Deficit of Crocs, Inc. for the years ended December 31, 2002, 2003 and 2004 and the quarter ended March 31, 2005 (unaudited)
Consolidated Statements of Cash Flows of Crocs, Inc. for the years ended December 31, 2002, 2003 and 2004 and the quarters ended March 31, 2004 (unaudited) and March 31, 2005 (unaudited)
Notes to Consolidated Financial Statements of Crocs, Inc.
Report of Independent Registered Public Accounting Firm of Finproject N.A. Inc.
Statements of Earnings of Finproject N.A. Inc. as of December 31, 2002 and December 31, 2003
Statements of Retained Earnings (Deficit) of Finproject N.A. Inc. for the years ended December 31, 2002 and December 31, 2003
Balance Sheets of Finproject N.A. Inc. as of December 31, 2002 and December 31, 2003
Statements of Cash Flows of Finproject N.A. Inc. for the years ended December 31, 2002 and December 31, 2003
Notes to the Financial Statements of Finproject N.A. Inc.
Unaudited Pro Forma Condensed Combined Consolidated Statements of Operations

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Crocs, Inc. (formerly Western Brands LLC)
Niwot, Colorado

We have audited the accompanying consolidated balance sheets of Crocs, Inc. and subsidiaries (formerly Western Brands LLC) (the "Company") as of December 31, 2003 and 2004, and the related consolidated statements of operations, stockholders' deficit and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2003 and 2004, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Denver, Colorado
August 14, 2005

CROCS, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands)

	December 31,			Pro Forma March 31, 2005 (Note 2)
			March 31, 2005
	2003	2004
			(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$326	$1,054	$1,751	$1,751
Accounts receivable, less allowance for doubtful accounts of $24, $159, $265 and $265, respectively	178	3,252	7,030	7,030
Inventories	448	2,414	4,457	4,457
Deferred tax assets	—	—	372	372
Prepaid expenses and other current assets	9	350	535	535

Total current assets	961	7,070	14,145	14,145
Property and equipment—net	318	3,726	3,924	3,924
Goodwill	—	326	324	324
Intangible assets—net	10	5,102	4,889	4,889
Deferred tax assets	—	—	407	407
Other assets	15	—	15	15

Total	$1,304	$16,224	$23,704	$23,704

LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
Accounts payable	$431	$3,048	$5,070	$5,070
Members' distribution payable	—	3,000	3,000	3,000
Accrued expenses and other liabilities	315	1,829	3,756	3,756
Notes payable and current installments of long-term debt	—	978	1,344	1,344

Total current liabilities	746	8,855	13,170	13,170
Long-term debt	—	1,409	1,478	1,478
Deferred tax liabilities	—	1,783	1,834	1,834
Other liabilities	400	468	477	477

Total liabilities	1,146	12,515	16,959	16,959

Commitments and contingencies (notes 12, 15, 16, 17 and 18)
Redeemable common shares, 36,000 shares issued and outstanding	1,800	1,800	1,800	—
Redeemable convertible preferred shares, par value $0.001 per share; 7,000,000 shares authorized, 31,900 shares issued and outstanding in 2004 and 2005—preference in liquidation of $5,500	—	5,500	5,500	—

Stockholders' deficit:
Common shares, par value $0.001 per share; 25,000,000 shares authorized, 71,932 shares issued and outstanding, in 2005	—	—	1	1
Members' interest—Class A	394	14	—	—
Members' interest—Class B	—	1,905	—	—
Additional paid-in capital	—	—	4,467	11,767
Deferred compensation	—	(2,358)	(4,208)	(4,208)
Accumulated deficit	(2,036)	(3,672)	(1,344)	(1,344)
Accumulated other comprehensive income	—	520	529	529

Total stockholders' deficit	(1,642)	(3,591)	(555)	6,745

Total	$1,304	$16,224	$23,704	$23,704

See notes to consolidated financial statements.

CROCS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share and per share data)

	Year Ended December 31,			Three Months Ended March 31,
	2002	2003	2004	2004	2005
				(Unaudited)
Revenues	$24	$1,165	$13,520	$973	$10,958
Cost of sales	16	891	7,162	694	4,119

Gross profit	8	274	6,358	279	6,839
Selling, general and administrative expense (including stock-based compensation expense of $240, $356, $1,792, $793, and $699, respectively)	453	1,471	7,929	1,272	4,096

Income (loss) from operations	(445)	(1,197)	(1,571)	(993)	2,743
Interest expense	—	3	47	1	37
Other expense—net	—	—	19	—	17

Income (loss) before income taxes	(445)	(1,200)	(1,637)	(994)	2,689
Income tax expense (benefit)	—	—	(143)	—	293

Net income (loss)	(445)	(1,200)	(1,494)	(994)	2,396
Dividends on redeemable convertible preferred shares	—	—	142	—	68

Net income (loss) attributable to common stockholders	$(445)	$(1,200)	$(1,636)	$(994)	$2,328

Income (loss) per common share:
Basic	$(12.54)	$(13.44)	$(15.51)	$(9.71)	$21.60

Diluted	$(12.54)	$(13.44)	$(15.51)	$(9.71)	$15.97

Weighted average common shares:
Basic	35,479	89,271	105,479	102,378	107,765

Diluted	35,479	89,271	105,479	102,378	150,020

Unaudited pro forma income per common share (Note 2)
Basic					$16.67

Diluted					$15.52

Unaudited pro forma weighted average shares outstanding (Note 2)
Basic					139,665

Diluted					150,020

See notes to consolidated financial statements.

CROCS, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT
FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004 AND THREE MONTH PERIOD ENDED MARCH 31, 2005
(In thousands)

	Members' Interest
										Accumulated Other Comprehensive Income
	Voting	Non- Voting	Class A	Class B	Total	Common Stock	Additional Paid in Capital	Deferred Compensation	Accumulated Deficit		Total Stockholders' Deficit	Comprehensive Income (Loss)
BALANCE—January 1, 2002	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
Members' investments	394	200	—	—	594	—	—	—	—	—	594
Deferred equity compensation	—	300	—	—	300	—	—	(300)	—	—	—
Amortization of equity compensation	—	200	—	—	200	—	—	40	—	—	240
Net loss	—	—	—	—	—	—	—	—	(445)	—	(445)	$(445)

Total comprehensive loss												$(445)

BALANCE—December 31, 2002	394	700	—	—	1,094	—	—	(260)	(445)	—	389
Conversion of membership interest	(394)	(700)	394	700	—	—	—	—	—	—	—
Members' investments	—	—	—	625	625	—	—	—	—	—	625
Repurchase of members' investment	—	—	—	(12)	(12)	—	—	—	—	—	(12)
Reclassification of redeemable members' investment	—	—	—	(1,409)	(1,409)	—	—	—	(391)	—	(1,800)
Amortization of equity compensation	—	—	—	96	96	—	—	260	—	—	356
Net loss	—	—	—	—	—	—	—	—	(1,200)	—	(1,200)	$(1,200)

Total comprehensive loss												$(1,200)

BALANCE—December 31, 2003	—	—	394	—	394	—	—	—	(2,036)	—	(1,642)
Members' investments	—	—	—	525	525	—	—	—	—	—	525
Repurchase of members' investment	—	—	—	(150)	(150)	—	—	—	—	—	(150)
Accrued distribution to members	—	—	(380)	(2,620)	(3,000)	—	—	—	—	—	(3,000)
Deferred equity compensation	—	—	—	2,686	2,686	—	—	(2,686)	—	—	—
Amortization of equity compensation	—	—	—	1,464	1,464	—	—	328	—	—	1,792
Accrued preferred dividend	—	—	—	—	—	—	—	—	(142)	—	(142)
Net loss	—	—	—	—	—	—	—	—	(1,494)	—	(1,494)	$(1,494)
Foreign currency translation	—	—	—	—	—	—	—	—	—	520	520	520

Total comprehensive loss												$(974)

BALANCE—December 31, 2004	—	—	14	1,905	1,919	—	—	(2,358)	(3,672)	520	(3,591)
Conversion to C corporation (unaudited)	—	—	(14)	(1,905)	(1,919)	1	1,918	—	—	—	—
Deferred stock compensation (unaudited)	—	—	—	—	—	—	2,516	(2,516)	—	—	—
Amortization of stock compensation (unaudited)	—	—	—	—	—	—	33	666	—	—	699
Accrued preferred dividend (unaudited)	—	—	—	—	—	—	—	—	(68)	—	(68)
Net income (unaudited)	—	—	—	—	—	—	—	—	2,396	—	2,396	$2,396
Foreign currency translation (unaudited)	—	—	—	—	—	—	—	—	—	9	9	9

Total comprehensive income (unaudited)												$2,405

BALANCE—March 31, 2005 (unaudited)	$—	$—	$—	$—	$—	$1	$4,467	$(4,208)	$(1,344)	$529	$(555)

See notes to consolidated financial statements.

CROCS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31,			Three Months Ended March 31,
	2002	2003	2004	2004	2005
				(Unaudited)
Cash flows from operations:
Net income (loss)	$(445)	$(1,200)	$(1,494)	$(994)	$2,396
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	7	75	700	33	355
Deferred tax benefit	—	—	(191)	—	(723)
Share based compensation	240	356	1,792	793	699
Changes in operating assets and liabilities—net of effect of acquired business:
Accounts receivable	(121)	(57)	(1,101)	(210)	(3,270)
Inventories	(117)	(331)	(859)	(256)	(2,058)
Prepaid expenses and other assets	(72)	37	(287)	8	(279)
Accounts payable	6	425	1,499	(94)	1,320
Accrued liabilities and other liabilities	59	256	718	123	2,205

Cash provided by (used in) operations	(443)	(439)	777	(597)	645

Cash flows from investing activities:
Purchases of property and equipment	(78)	(321)	(1,551)	(30)	(317)
Acquisition of Foam Creations	—	—	(5,166)	—	—

Cash used in investing activities	(78)	(321)	(6,717)	(30)	(317)

Cash flows from financing activities:
Proceeds from note payable	—	—	314	—	368
Proceeds from long-term debt	—	—	853	—	77
Payment of preferred dividends	—	—	—	—	(119)
Proceeds from members' investments	594	625	525	355	—
Repurchase of members' investments	—	(12)	(150)	—	—
Proceeds from issuance of Class C convertible preferred membership units	—	—	5,500	—	—
Proceeds from (payments on) member loan	—	400	(400)	—	—

Cash provided by financing activities	594	1,013	6,642	355	326

Effect of exchange rate changes on cash	—	—	26	—	43

Net increase (decrease) in cash and cash equivalents	73	253	728	(272)	697
Cash and cash equivalents—beginning year	—	73	326	326	1,054

Cash and cash equivalents—end of year	$73	$326	$1,054	$54	$1,751

Supplemental disclosure of cash flow information—cash paid during the year for:
Interest	$—	$3	$73	$1	$38

Income taxes	$—	$—	$585	$—	$61

Supplemental disclosure of noncash, investing, and financing activities:
In conjunction with the acquisition of Foam Creations, liabilities were assumed as follows:
Fair value of assets acquired	$—	$—	$9,936	$—	$—
Cash paid for capital stock	—	—	5,166	—	—

Liabilities assumed	$—	$—	$4,770	$—	$—

Accrued members' distribution	$—	$—	$3,000	$—	$—

Accrued preferred stock dividends	$—	$—	$142	$—	$68

See notes to consolidated financial statements.

CROCS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2002, 2003, AND 2004 AND AS OF AND FOR THE THREE MONTHS ENDED MARCH 31,  2004 (UNAUDITED) AND MARCH 31, 2005
(UNAUDITED)

1.    FORMATION AND BUSINESS OF THE COMPANY

Crocs, Inc. and its subsidiaries (the "Company") are engaged in the design, development and manufacturing of consumer products from specialty resins. The Company was organized as a limited liability company in Colorado in 1999 under the name of Western Brands, LLC. In January 2005, the Company renamed itself and converted to a Colorado C corporation. The Company was reincorporated in Delaware in June 2005.

The Company's wholly owned subsidiary, Foam Creations, Inc. (formerly Finproject N.A. Inc.), located in Quebec, Canada, has designed, developed, and manufactured consumer products from specialty resins since 1995. In 2000, Foam Creations completed the formulation of, and began manufacturing, a footwear model made from the proprietary closed-cell resin the Company currently uses in its footwear product line. In 2002, the Company established a business relationship with Foam Creations to distribute footwear in the U.S. In October 2002, the Company modified and improved the design of this shoe and began marketing and distributing it under the Crocs brand in the U.S. In June 2004, the Company acquired Foam Creations, including its manufacturing operations, product lines and rights to the proprietary closed-cell resin used in its products.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation—The consolidated financial statements include the accounts of Crocs, Inc. and its subsidiaries. All significant intercompany transactions and balances are eliminated in consolidation.

Variable Interest Entities—Under Financial Accounting Standards Board (FASB) Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities, all variable interest entities are consolidated for which we are the primary beneficiary.

Unaudited Interim Financial Information—The interim financial information for the three months ended March 31, 2004 and 2005 is unaudited and has been prepared on the same basis as the audited financial statements. In the opinion of management, such unaudited information includes all adjustments, consisting of normal recurring adjustments, necessary for fair presentation of the interim financial information. Operating results for the interim periods are not necessarily indicative of results for any subsequent periods. Certain information in the footnote disclosure normally included in annual financial statements has been condensed or omitted for the interim periods presented, in accordance with the rules and regulations of the Securities and Exchange Commission for interim financial statements.

Recognition of Revenues—Revenues are recognized when products are shipped and the customer takes title and assumes risk of loss, collection of relevant receivables are probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable. Title passes upon shipment or upon receipt by the customer depending on the country of the sale and the agreement with the customer. Allowances for estimated returns and discounts are recognized when related revenue is recorded.

Amounts billed for shipping and handling costs are recorded as a component of revenues and totaled $1,000, $69,000 and $678,000 for the years ended December 31, 2002, 2003 and 2004, respectively and $71,000 and $280,000 for the three months ended March 31, 2004 and 2005, respectively. Related costs paid to third party shipping companies are recorded in cost of sales and totaled $4,000, $124,000 and $1.2 million for the years ended December 31, 2002, 2003 and 2004, respectively and $145,000 and $364,000 for the three months ended March 31, 2004 and 2005, respectively.

Income (Loss) per Share—Basic income (loss) per common share ("EPS") is computed by dividing the net income (loss) available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution from securities that could share in the earnings of the Company. Antidilutive securities are excluded from diluted EPS (in thousands, except share and per share data).

	December 31			Three Months Ended March 31
	2002	2003	2004	2004	2005
				(Unaudited)
Net income (loss) attributable to common stockholders	$(445)	$(1,200)	$(1,636)	$(994)	$2,328
Preferred dividend	—	—	—	—	68

Net income for dilutive computation	$(445)	$(1,200)	$(1,636)	$(994)	$2,396

Basic income (loss) per common share:
Weighted average common shares outstanding	35,479	89,271	105,479	102,378	107,765

Basic income (loss) per common share	$(12.54)	$(13.44)	$(15.51)	$(9.71)	$21.60

Diluted income (loss) per common share:
Weighted average common shares outstanding	35,479	89,271	105,479	102,378	107,765
Dilutive effect of preferred stock	—	—	—	—	31,900
Dilutive effect of stock options	—	—	—	—	2,659
Dilutive effect of unvested stock	—	—	—	—	7,696

Weighted average diluted common shares outstanding	35,479	89,271	105,479	102,378	150,020

Diluted income (loss) per common share	$(12.54)	$(13.44)	$(15.51)	$(9.71)	$15.97

The effect of assumed conversion of the Class C preferred units was antidilutive in 2004. Stock options, preferred stock and restricted units that are antidilutive due to the Company's net loss for the year ended December 31, 2004, included approximately 19,545 stock options and preferred stock and restricted units respectively, and approximately 333 and 0 antidilutive share equivalents for the three months ended March 31, 2004 (unaudited) and 2005 (unaudited), respectively were excluded from the diluted income (loss) per common share computations as their inclusion would be antidilutive. There were no antidilutive share equivalents in the year ended December 31, 2002 and 2003.

For purposes of computing income (loss) per common share for 2002, 2003 and the period in 2004 prior to the conversion of membership interests to units, the Company computed the equivalent units based on that conversion.

Cash and Cash Equivalents—Cash and cash equivalents represent cash and short-term, highly liquid investments with maturities of three months or less at date of purchase. The carrying amounts reflected in the consolidated balance sheet for cash and cash equivalents approximate fair value due to the short maturities.

Inventories—Raw materials and supplies are valued at the lower of cost and replacement cost. Work in process and finished goods are valued at the lower of cost and net realizable value. Cost is determined on the first in, first out basis. The cost of work in process and finished goods consists of the cost of raw materials and an applicable share of the cost of labor and manufacturing overhead.

Property and Equipment—Depreciation of machinery and equipment is computed using the straight-line method based on estimated useful lives ranging from 3 to 5 years. Leasehold improvements are amortized on the straight-line basis over their estimated economic useful lives or the lease term, whichever is shorter.

Intangible Assets—Intangible assets are comprised of core technology and customer relationships acquired in the acquisition of Foam Creations (see Note 5) and capitalized costs related to pending patents that the Company is pursuing related to its technology.

Goodwill—Goodwill consists of the excess purchase price paid over the fair value of the assets acquired and liabilities assumed in the acquisition of Foam Creations (see Note 5). In accordance with SFAS No. 142, Goodwill and Other Intangible Assets, the Company does not amortize goodwill. Goodwill is evaluated at least annually for impairment, or more often if circumstances indicate there may be an impairment. There was no impairment of goodwill at December 31, 2004.

Impairment of Long-Lived Assets—In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, the Company estimates the future undiscounted cash flows to be derived from an asset to assess whether or not a potential impairment exists when events or circumstances indicate the carrying value of a long-lived asset may be impaired. If the carrying value exceeds the estimate of future undiscounted cash flows, the Company calculates the impairment as the excess of the carrying value of the asset over the estimate of its fair market value. There were no impairments recorded during 2002, 2003 or 2004.

Foreign Currency Translation and Foreign Currency Transactions—The U.S. dollar is the Company's functional currency. Assets and liabilities of foreign operations denominated in local currencies are translated at the rate of exchange at the balance sheet date. Revenues and expenses are translated at the weighted average rate of exchange during the applicable period. Adjustments resulting from translating foreign functional currency financial statements into U.S. dollars are included in the foreign currency translation adjustment, a component of accumulated other comprehensive income (loss) in stockholders' equity (deficit). Gains and losses generated by transactions denominated in a currency different from the functional currency of the applicable entity are recorded in selling, general and administrative expense in the period in which they occur.

Stock-Based Compensation—The Company measures compensation expense to employees using the intrinsic value method in accordance with Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, as permitted by SFAS No. 123, Accounting for Stock-Based Compensation. Accordingly, as allowable under SFAS No. 123, the Company does not recognize compensation expense for options granted to employees when the exercise price equals or exceeds the fair value of common stock as of the grant date. The Company records compensation expense related to non-employees in accordance with FASB issued Interpretation No. 44 ("FIN 44"), Accounting for Certain Transaction Involving Stock Compensation—an Interpretation of APB Opinion No. 25, and Emerging Issues Task Force ("EITF") Issue No. 00-23, Issues Related to the Accounting for Stock Compensation Under APB Opinion No. 25 and FASB Interpretation No. 44.

As required by SFAS No. 123 and amended by SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure, the Company has computed, for pro forma disclosure purposes, the fair value of options granted using the Black-Scholes option pricing model. In order to calculate the fair value of the options, certain assumptions are made regarding components of the model, including risk-free interest rate, volatility, expected dividend yield rate, and expected option life. Changes to the assumptions could cause significant adjustments to the valuation. Expected volatility was not considered as the Company was a non-public entity at the grant date of these options. The Company factored in expected retention rates combined with vesting periods to determine the average expected life. The risk-free interest rate for periods within the contractual life of the options is based on the U.S. Treasury yield curve in effect at the time of each grant. The assumptions used are as follows:

	Years Ended December 31			Three Months Ended March 31,
	2002	2003	2004	2004	2005
				(Unaudited)
Dividend yield	—	—	—	—	—
Risk-free interest rate	—	—	3.36%	—	3.71%
Weighted average expected life (in years)	—	—	5	—	5

If the Company had accounted for these stock options issued to employees in accordance with SFAS No. 123, the Company's pro forma net income (loss) and pro forma income (loss) per common share would have been reported as follows (in thousands except per share data):

	Years Ended December 31			Three Months Ended March 31,
	2002	2003	2004	2004	2005
				(Unaudited)
Net income (loss) as reported	$(445)	$(1,200)	$(1,636)	$(994)	$2,328
Add: Share-based employee compensation expense included in reported net income—net of tax	—	—	53	—	148
Deduct: Total share-based employee compensation expense under fair-value-based method for all awards—net of tax	—	—	(13)	—	(10)

Pro forma net income (loss)	$(445)	$(1,200)	$(1,596)	$(994)	$2,466

Income (loss) per share:
Basic—as reported	$(12.54)	$(13.44)	$(15.51)	$(9.71)	$21.60
Basic—pro forma	$(12.54)	$(13.44)	$(15.13)	$(9.71)	$22.88
Diluted—as reported	$(12.54)	$(13.44)	$(15.51)	$(9.71)	$15.97
Diluted—pro forma	$(12.54)	$(13.44)	$(15.13)	$(9.71)	$16.89

The pro forma effects of applying SFAS No. 123 may not be representative of the effects on reported net income (loss) and income (loss) per share for future years since options vest over several years and additional awards are made each year.

Income Taxes—Prior to the Company's conversion to a C-corporation on January 4, 2005, the Company was not a taxpaying entity for U.S. federal and state income tax purposes. In June 2004, the Company acquired Foam Creations, Inc., a Canadian company. Foam Creations is subject to federal and provincial level income taxes in Canada. The Company accounts for income taxes using the asset and liability method. This approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of other assets and liabilities. The Company provides for current income taxes on Canadian income at a rate of 31% after adjustments for certain items that are not taxable or deductible for taxation purposes. See Note 11 for further discussion.

Management Estimates—Management of the Company has made certain estimates and assumptions relating to the reporting of assets, liabilities, net sales and expenses and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with accounting principles generally accepted in the U.S. Significant areas requiring the use of management estimates relate to the allowance for doubtful accounts, returns and discounts, impairment assessments and charges, deferred taxes, stock-based compensation expense, fair value of acquired intangibles and useful lives assigned to long-lived assets. Actual results could differ from these estimates and the differences could be material.

Concentration of Risk—The Company's cash and cash equivalents are maintained in several different financial institutions in amounts that typically exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to significant credit risk.

The Company considers its concentration risk related to accounts receivable to be mitigated by the Company's credit policy, the significance of outstanding balances owed by each individual customer at any point in time and the geographic dispersion of these customers.

The Company relies on both internal and external manufacturers for each of its products. Establishing a replacement source for our product offerings could require significant additional time and expense.

Unaudited Pro Forma Information—In connection with the Company's initial public offering, a series of transactions will occur upon the consummation thereof. The unaudited pro forma balance sheet as of March 31, 2005 and unaudited pro forma net income per share attributable to common stockholders for the three months ended March 31, 2005 have been presented to give effect to these transactions as if they occurred on March 31, 2005. The transactions included in the unaudited pro forma information are as follows:

  —
  each redeemable convertible preferred share will be exchanged for one common share; and

  —
  the put options on the redeemable common shares will terminate in connection with the closing of the proposed initial public offering.
Three Months Ended March 31,
2005
(Unaudited)
Pro forma net income attributable to common stockholders and income for pro forma dilutive computation	$2,328

Basic pro forma income per common share:
Weighted average common shares outstanding	107,765
Conversion of redeemable convertible preferred shares to common shares	31,900

Pro forma weighted average common shares outstanding	139,665

Basic pro forma income per common share	$16.67

Dilutive pro forma income per common share:
Pro forma weighted average common shares outstanding	139,665
Dilutive effect of stock options	2,659
Dilutive effect of unvested stock	7,696

Weighted average diluted common shares outstanding	150,020

Diluted income per common share	$15.52

Recent Accounting Pronouncements—In November 2004, the FASB issued SFAS No. 151, Inventory Costs—an amendment of ARB No. 43, Chapter 4. SFAS No. 151 amends the guidance in ARB No. 43, Chapter 4, Inventory Pricing, to clarify the accounting of abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage), and requires that such items be recognized as current-period charges regardless of whether they meet the "so abnormal" criterion outlined in ARB No. 43. SFAS No. 151 also introduces the concept of "normal capacity" and requires the allocation of fixed production overheads to inventory based on normal capacity of the production facilities. Unallocated overheads must be recognized as an expense in the period incurred. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005, and is required to be adopted in the first quarter of fiscal year 2006. The Company has not yet determined the effect of adopting this pronouncement.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), Share-Based Payment, which is a revision of SFAS No. 123. SFAS No. 123(R) supersedes APB Opinion No. 25, and amends SFAS No. 95, Statement of Cash Flows. Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative.

SFAS No. 123(R) and the related interpretations must be adopted no later than January 1, 2006. The Company expects to adopt SFAS No. 123(R) on January 1, 2006.

SFAS No. 123(R) permits companies to adopt its requirements using one of two methods:

  1.
  A "modified prospective" method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS No. 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of SFAS No. 123 for all awards granted to employees prior to the effective date of SFAS No. 123(R) that remain unvested on the effective date.

  2.
  A "modified retrospective" method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under SFAS No. 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

The Company has not yet determined the method of adoption or the effect of adopting this pronouncement.

In December 2004, the FASB issued SFAS No. 153, Exchanges of Non-Monetary Assets. The statement refines the measurement of exchanges of non-monetary assets between entities. The provisions of this statement are effective for fiscal periods beginning after June 15, 2005. Historically, the Company has not transacted significant exchanges of non-monetary assets, but future such exchanges would be accounted for under the standard, when effective.

In March 2005, the FASB issued FASB Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations. FIN 47 clarifies that the term conditional asset retirement obligation as used in FASB Statement No. 143, Accounting for Asset Retirement Obligations, refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and (or) method of settlement. Uncertainty about the timing and (or) method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists. FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005. The Company will adopt FIN 47 in its fiscal year 2006. The Company is currently evaluating the effect that the adoption of FIN 47 will have on its consolidated results of operations and financial condition.

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections, which replaces Accounting Principles Board Opinions No. 20, Accounting Changes, and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements—an amendment of APB Opinion No. 28." SFAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. This pronouncement is required to be adopted by the Company in the first quarter of 2006. The Company is currently evaluating the effect that the adoption of SFAS No. 154 will have on its consolidated results of operations and financial condition but does not expect it to have a material impact.

3.    INVENTORIES

Inventories by major classification are as follows (in thousands):

	December 31
			March 31, 2005
	2003	2004
			(Unaudited)
Finished goods	$448	$1,259	$3,408
Work-in-progress	—	35	94
Raw materials	—	1,120	955

	$448	$2,414	$4,457

4.    PROPERTY AND EQUIPMENT

Property and equipment includes the following (in thousands):

	December 31
			March 31, 2005
	2003	2004
			(Unaudited)
Machinery and equipment	$401	$4,235	$4,700
Leasehold improvements	—	26	53

	401	4,261	4,753
Less accumulated depreciation and amortization	(83)	(535)	(829)

	$318	$3,726	$3,924

Depreciation expense of $7,000, $74,000, $211,000, $33,000 and $102,000 was recorded for the years ended December 31, 2002, 2003, 2004, and the three months ended March 31, 2004 (unaudited) and 2005 (unaudited), respectively.

5.    ACQUISITION

On June 29, 2004, the Company purchased all of the issued and outstanding shares of the capital stock of Finproject N.A., Inc. ("Foam Creations"), a Canadian corporation. Foam Creations manufactures, and distributes our crocs-branded footwear products. Foam Creations also produces spa pillows and other products for original equipment manufacturers. The Company acquired Foam Creations including its manufacturing operations, product lines and rights to the proprietary closed-cell resin used in its products to expand its business. The acquisition was accounted for under the purchase method of accounting in accordance with SFAS No. 141, Business Combinations. The cash purchase price, including acquisition costs, was approximately $5.2 million. The Company retained approximately $150,000 as security against any breaches of the purchase agreement including representations and warranties of the sellers. The retained funds shall be released to the sellers on the two-year anniversary of the execution of the purchase agreement less any deductions.

All assets and liabilities of Foam Creations have been recorded in the Company's consolidated balance sheet based on their estimated fair values at the date of acquisition. Identifiable intangible assets and goodwill relating to the purchase approximated $5.0 million and $294,000, respectively. Identifiable intangible assets include $3.6 million for core technology that has a five-year life, and $1.4 million for customer relationships that have a seven-year life. The purchase accounting included a deferred tax liability of $1.8 million recorded for the book-tax difference in future tax consequences for the acquired identifiable intangible assets.

The following table summarizes the fair value of the assets and liabilities assumed at the date of acquisition (in thousands):

Current assets	$2,818
Property and equipment	1,823
Goodwill	294
Intangible assets	5,001
Current liabilities	(2,251)
Long-term debt	(739)
Deferred tax liability	(1,780)

Net assets acquired	$5,166

The results of Foam Creations operations have been included in the consolidated financial statements since the date of the acquisition.

The following table summarizes supplemental statement of operations information for the year ended December 31, 2003 and 2004, on a pro forma basis as if the acquisition of Foam Creations had occurred on January 1, 2003 (in thousands):

	December 31
	2003	2004
Net sales	$5,628	$16,921
Gross profit	2,365	8,392
Operating loss	(1,543)	(933)
Net loss	(1,464)	(1,084)

6.    GOODWILL AND INTANGIBLE ASSETS

Intangible assets that are determined to have finite lives are amortized over their useful lives on a straight-line basis. The following table summarizes the Company's identifiable intangible assets as of December 31, 2003 and 2004 (in thousands):

	2003			2004
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortized intangible assets:
Patents and trademarks	$11	$1	$10	$67	$2	$65
Customer relationships	—	—	—	1,521	107	1,414
Core technology	—	—	—	4,028	405	3,623

Total	$11	$1	$10	$5,616	$514	$5,102

Amortization expense of intangible assets with finite lives, which is included in selling, general and administrative expense, was $1,000 and $488,000 for the years ended December 31, 2003 and 2004, respectively. Estimated future annual amortization of intangible assets is as follows (in thousands):

Fiscal years ending December 31,
2005	$1,023
2006	1,023
2007	1,023
2008	1,023
2009	618
Thereafter	392

Total	$5,102

The following table summarizes the activity in the Company's goodwill account during the year ended December 31, 2004 (in thousands):

2004
Balance—beginning of year (January 1, 2004)	$—
Acquisition of Foam Creations	294
Foreign currency translation adjustments	32

Balance—end of year (December 31, 2004)	$326

7.    ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities include the following (in thousands):

	December 31
			March 31, 2005
	2003	2004
			(Unaudited)
Accrued compensation and benefits	$81	$872	$1,158
Income tax	—	—	978
Professional services	158	340	538
Fulfillment and freight	9	80	294
Insurance	—	—	149
Preferred dividends	—	142	91
Other	67	395	548

	$315	$1,829	$3,756

8.    NOTES PAYABLE

The Company has a demand note payable from a bank in the amount of up to $1.2 million, bearing interest at base rate plus 0.50% (actual rate of 4.75% at December 31, 2004). At December 31, 2004 and March 31, 2005, $655,000 and $1.0 million, respectively, was outstanding on the loan. The Company also has an authorized credit line of $208,000 for currency exchanges and a credit line of $17,000 for credit cards. No amounts were outstanding on these lines as of December 31, 2004 or March 31, 2005. All of the bank loans are secured by the accounts receivable and inventories associated with its' Canadian operations. Under the terms of the bank loans, the Company must satisfy certain restrictive covenants as to minimum financial ratios. At December 31, 2004, the minimum working capital ratio of 1.3:1 for Foam Creations was not met; however, the Company obtained a waiver from the bank.

The carrying amounts reflected in the consolidated balance sheet for notes payable approximate fair value due to the short maturities and market rate of interest.

9.    LONG-TERM DEBT

Long-term debt consists of the following (in thousands):

	December 31
			March 31, 2005
	2003	2004
			(Unaudited)
Loan from Development Bank of Canada, payable in monthly installments of $35,895 plus interest starting on April 1, 2005, at the one-month London InterBank Offered Rate ("LIBOR") plus 3.50%, less 0.2% per year, maturing March 2011. An authorized amount of $850,000 relating to this loan had not been disbursed and was available to the Company as of December 31, 2004. Loan is secured by a first mortgage on all of the assets of the Company, subordinated only with respect to the assignment of the accounts receivable and inventories pertaining to the bank notes payable (see Note 8)	$—	$1,732	$1,799
Less current portion	—	323	321

	$—	$1,409	$1,478

The fair value of the Company's long-term debt, including current portion, approximates carry value at December 31, 2004, due to the note carrying a market rate of interest.

Long-term debt maturities in each of the next five years are as follows (in thousands):

Years Ending December 31
2005	$323
2006	431
2007	431
2008	431
2009	116

Total	$1,732

10.    RESERVE ANALYSIS

The reserve analysis for the two years ended December 31, 2003 and 2004 (there was no reserve activity in 2002), is as follows (in thousands):

	Balance at Beginning of Year	Additions	Deductions	Balance at End of Year
Year ended December 31, 2003:
Allowance for doubtful accounts	$—	$89	$65	$24
Reserve for sales returns and allowances	—	—	—	—
Year ended December 31, 2004:
Allowance for doubtful accounts	24	193	58	159
Reserve for sales returns and allowances	—	46	—	46

11.    INCOME TAXES

Prior to the Company's conversion to a C corporation in January 2005, the Company was treated as a partnership for U.S. federal and state income tax purposes. Under U.S. tax law, partnerships are treated as flow-through entities and are not subject to direct taxation.

In June 2004, the Company acquired Foam Creations, Inc., a Canadian company. Foam Creations is subject to federal and provincial level income taxes in Canada.

The provision for income taxes consisted of the following (in thousands):

	December 31, 2004	March 31, 2005 (Unaudited)
Current—U.S.	$—	$976
Current—foreign	48	40

Total current income taxes	48	1,016

Deferred—U.S.	—	(723)
Deferred—foreign	(191)	—

Total deferred income taxes	(191)	(723)

Total income tax expense (benefit)	$(143)	$293

Reconciliations of the statutory federal income tax rate to the Company's actual rates based on income or loss before income tax are summarized as follows:

	December 31, 2004	March 31, 2005
		(Unaudited)
Consolidated pre tax book income	35.0%	35.0%
State taxes	—	3.3
Deferred tax benefit from conversion to C Corporation	—	(26.9)
Foreign rate differential	(0.1)	(0.5)
Partnership income not subject to tax	(26.2)	—

	8.7%	10.9%

The Company's deferred income tax assets and liabilities are as follows (in thousands):

	December 31, 2004	March 31, 2005
		(Unaudited)
Current deferred tax assets:
Accrued expenses	$—	$268
Inventory	—	104

	$—	$372

Long-term deferred tax assets:
Other liabilities	$—	$178
Stock compensation expense	—	229

	$—	$407

Total deferred tax assets	$—	$779

Long-term deferred tax liabilities:
Property and equipment	$260	$316
Intangible assets	1,523	1,518

Total deferred tax liabilities	$1,783	$1,834

Deferred tax liabilities arise from temporary differences in the remaining depreciable basis of assets for financial and tax reporting purposes. The purchase of Foam Creations, Inc. gave rise to adjustments to the asset values upon allocation of the purchase price for financial reporting purposes. These adjustments are not recorded for income tax reporting purposes. As a result, the Company will record greater depreciation and amortization on the acquired assets for financial reporting purposes than they will for tax reporting purposes and consequently has recorded a deferred tax liability for purchase price adjustments of $1.5 million.

On January 3, 2005, the Company converted from a limited liability company to a C corporation. For tax years beginning and subsequent to January 1, 2005, the Company will be subject to corporate-level U.S. federal and state income taxes. The Company recognized an income tax benefit of $723,000 in the first quarter of 2005 related to the net deferred tax assets of the partnership existing as of December 31, 2004.

12.    COMMITMENTS AND CONTINGENCIES

The Company leases space for certain of its offices, warehouses, vehicles and equipment under leases expiring at various dates through 2009. Rent expense was $11,000, $28,000 and $208,000 for the years ended December 31, 2002, 2003 and 2004, respectively and $16,000 and $103,000 for the three months ended March 31, 2004 and 2005, respectively. Amounts of minimum future annual rental commitments under non-cancelable operating leases in each of the five years ending December 31, 2005 through 2009 are $411,000, $410,000, $179,000, $2,000 and $1,000, respectively.

On September 17, 2004, the Company entered into a Manufacturing Supply Agreement with MDI Products, LLC ("MDI"), a Florida limited liability company where the Company agrees to purchase 15,000 pairs of shoes per month for 36 months to maintain exclusivity. The pricing will be agreed upon every twelve months. Termination fees apply for losses incurred by MDI for premature termination by the Company.

On June 30, 2004, the Company entered in to a four year Supply Agreement with Finproject S.P.A., the former majority owner of Foam Creations, where the Company has the exclusive right to purchase the material for the manufacture of finished shoe products, except for certain current customer dealings (including boot manufacturers). Based upon the supply agreement, the Company has contractual purchase requirements to maintain exclusivity in the first two years. The pricing is to be agreed upon each quarter and fluctuates based on order volume, currency fluctuations and raw material prices.

The Company indemnifies certain of its vendors and its directors and executive officers for specified claims. To date, the Company has not paid or been required to defend any indemnification claims, and accordingly, has not accrued any amounts for our indemnification obligations.

13.    RELATED PARTIES

The Company entered into the following related party transactions (in thousands):

	December 31			March 31
	2002	2003	2004	2004	2005
				(Unaudited)
Founder:
Note payable	$—	$36	$39	$—	$18
Fee agreement	—	82	—	—	—
Crocs Hawaii (owned by board member):
Year-end accounts receivable balance due to the Company	—	—	117	—	103
Sales	—	8	142	5	82

The Company executed a separation agreement with the former chief executive officer on January 1, 2005. The terms of the arrangement were agreed to by the Company and the former chief executive officer as of December 31, 2004, consequently, the Company has recorded the present value of the severance and health insurance continuation in the 2004 financial statements. The total amount recorded was $606,000, which has been reflected in selling, general and administrative expenses. The amount recorded has been discounted over the future payment terms at 6%. The corresponding liability is recorded in other non-current liabilities, for amounts due in 2006 and beyond, and accrued expenses and other liabilities for amounts due in 2005.

In connection with the separation agreement discussed above, the Company and former chief executive officer entered into an exclusive distribution agreement that commenced July 1, 2005. The distribution agreement is for specified territories in Central America and has an initial term of two years. The agreement provides for renewal periods at the former chief executive officer's option, if specified sales volumes are attained. Pricing under this agreement is set at a discount off the Company's then current wholesale pricing. Additionally, effective July 1, 2005, the Company and the former chief executive officer entered into an agreement providing him the right to license and/or franchise airport kiosks selling the Company's products for a period of 10 years, subject to the Company's right to terminate the agreement if specified numbers of kiosks are not opened in timeframes specified.

In 2003, the Company's former chief executive officer loaned $400,000 under a non-interest bearing note which was repaid during 2004. The impact of discounting this loan was not material.

In May 2005, the Company reacquired the distribution rights of their products in the State of Hawaii (Crocs Hawaii) from one of their directors for a cash purchase price of approximately $50,000.

14.    EQUITY

In 1999, the Company was established by three partners, all owning an equal percentage interest in the Company. The Company was inactive until June 2002, when one of the partners bought out the interest of the other two partners taking full ownership interest in the Company. During 2002 and 2003, the Company issued interests for cash and equity based compensation to employees and non-employees.

In 2004, membership interests in the Company were converted to membership units at a rate of 1,000 units for each percentage membership interest in the Company. As of December 31, 2004, a total of 117,000 units were authorized for issuance. A total of 106,932 units were outstanding and an additional 8,018 units represented unvested Class B units, representing the 114,950 units that were issued. At December 31, 2004, 2,050 units were authorized but not issued.

For purposes of computing income (loss) per common share, the Company has reflected the conversion of the membership interests into units in the 2002 and 2003 computation of shares outstanding.

Class A Membership Units—As of December 31, 2004, the Company had 20,000 Class A membership units outstanding. Class A members had to approve any transfer of shares. In addition, any changes to the equity plan had to obtain Class A membership approval.

Class B Membership Units—As of December 31, 2004, the Company had issued 94,950 units of Class B membership units of which 8,018 units were unvested. This class did not carry any preferences in regards to transfer of shares or voting.

Equity-Based Compensation—In connection with certain equity grants to employees and non-employees, the Company recognized equity based compensation expenses as follows (in thousands):

	Year Ended December 31			Three Months Ended March 31
	2002	2003	2004	2004	2005
				(Unaudited)
Employees	$240,000	$356,000	$783,000	$53,000	$699,000
Non-employees	—	—	1,009,000	740,000	—

Total	$240,000	$356,000	$1,792,000	$793,000	$699,000

The Company issues stock grants to employees and non-employees with vesting schedules of varying lengths. Typically, these grants range from immediately vesting to vesting periods of up to four years. Compensation expense is recognized over the vesting term for employees and non-employees on a straight-line basis. Deferred compensation represents the unvested portion of employee grants and is recorded as a reduction of equity. The fair value of employee grants is fixed at date of grant, or the measurement date, if later, while grants to non-employees are remeasured to fair value at each reporting period until vesting occurs. During 2004, the Company granted 2,350 restricted units for which the measurement date did not occur until April 27, 2005. Consequently, the value of these grants is remeasured at each reporting period, based on the fair value of the underlying stock, until such measurement date. The related compensation expense is recognized over the vesting period.

Additionally, the Company's founder and another significant stockholder granted certain equity interests to independent contractors in 2004. As a result, the Company recorded $350,000 of equity issued compensation to non-employees in 2004 related to these grants.

The fair value of the equity units granted from October 2002 through September 2004 was estimated by the Company's board of directors based upon the best information available to them on the dates of grant, including third party sales of these units. The Company did not obtain contemporaneous valuations by valuation specialists because, at the time of the issuances of stock options during this period, our efforts were focused on acquiring new customers, developing our operational infrastructure and executing our business plan. The Company engaged an independent third party valuation specialist to perform a retrospective valuation of common stock at December 31, 2004. Additionally, the Company engaged a third party valuation specialist to perform a contemporaneous valuation of common stock at April 30, 2005.

Stock Options—The Company granted 4,000 stock options during 2004 for which the measurement date did not occur until April 2005. The exercise price was set at the estimated fair value of the Company's common stock at date of grant of $237.78. The estimated grant date fair value of the options was $146,000. The value of these grants is remeasured at each reporting period, based on the fair value of the underlying stock less the exercise price of the option, until the measurement date occurs. The related compensation expense is recognized over the vesting period on a straight-line basis. These stock options vest over four years and have a term of seven years. At December 31, 2004 and March 31, 2005, none of these options have vested and the remaining contractual term was 6.7 years and 6.4 years, respectively.

The Company granted 1,500 options in January 2005 for which the measurement date did not occur until April 2005. The exercise price was set at the estimated fair value of the Company's common stock at date of grant of $398.00. The estimated grant date fair value of the options was $100,000. The value of these grants is remeasured at each reporting period, based on the fair value of the underlying stock less the exercise price of the option, until the measurement date occurs. These stock options vest over four years. 1,000 of these options have a 10 year term and 500 have a seven year term. At March 31, 2005, none of these options have vested and the weighted average remaining contractual term is 8.8 years.

Distribution—In 2004, the Company declared a distribution to members in the amount of $3.0 million. This amount has been accrued in the financial statements at December 31, 2004 and was paid in April 2005.

15.    REDEEMABLE CONVERTIBLE PREFERRED SHARES

As of December 31, 2004, the Company had 31,900 Class C Redeemable Convertible Preferred Membership Units ("Class C Units") authorized and shares outstanding. These units were issued in June 2004 in the aggregate amount of $5.5 million. The proceeds were used to fund the acquisition of Foam Creations (see Note 5). Holder of Class C Units are entitled to receive out of the net profits of the Company, a dividend at the rate of five percent (5%) per annum on their initial investment payable semi-annually on the first day of June and December of each year beginning December 1, 2004; the dividends are cumulative and payable before any dividend or distribution is set apart or paid on Class A or Class B membership units. On July 1, 2009, the Company is obligated to redeem any Class C Units that have not then been converted by paying to the holders the original purchase price for the units plus any accrued but unpaid dividends.

The Class C preferred units have a preference in liquidation equal to the amount of the initial investment, $5.5 million plus all accumulated and unpaid dividends. The units are convertible at any time at the option of the holder for Class B units on a one for one basis.

Because the Class C Units include a redemption feature that is outside of the control of the Company, the Company has classified the Class C Units outside of stockholders' equity in accordance with Emerging Issues Task Force ("EITF") Topic D-98, "Classification and Measurement of Redeemable Securities." In accordance with EITF Topic D-98, the fair value at date of issuance, $5.5 million was recorded outside of stockholders' equity in the accompanying balance sheet. Dividends on the Class C Units are reflected as a reduction of net income (loss) attributable to common stockholders. In January 2005, in connection with the change from an LLC to a C corporation, the Company redesignated the Class C Units as Series A Redeemable Preferred Stock ("Series A Stock"). The rights and privileges of the Series A Stock are substantially the same as those of the Class C Units, except as follows. The redemption feature of the Series A Stock consists of the right of the holder, commencing on July 1, 2009, to put any unconverted Series A Stock to the Company for the original issuance amount plus all accumulated and unpaid dividends. Additionally, in connection with the redesignation, the conversion of Series A Stock to common stock will occur automatically upon completion of an initial public offering. The redesignation had no impact of the Company's accounting for this issuance.

16.    REDEEMABLE COMMON SHARES

In May 2003, the Company granted certain holders of its Class B units the right to put the units back to the Company commencing in the second quarter of 2006. Under the terms of the agreements, the purchase price is the greater of the holder's original investment or the holder's then current percentage ownership of the Company multiplied by the aggregate of the prior three fiscal years' net income. At the date of the agreements, the aggregate repurchase price was $808,000. At December 31, 2004 and 2003, the aggregate repurchase obligation is $808,000. A total of 36,000 units are subject to this put right, in accordance with EITF Topic D-98, the Company reclassified the estimated fair value of these units, of $1.8 million, outside of stockholders' equity as of the date of the agreements. In connection with an initial public offering of the Company's common stock, this put right will expire and these units will be reclassified to stockholders' equity. In connection with the reclassification, there was a deficit of the carrying value of Class B units in the amount of $391,000 which has been recorded in accumulated deficit.

17.    OPERATING SEGMENTS AND RELATED INFORMATION

The Company primarily designs, manufactures, and markets footwear under the CROCS brand. The acquisition of Foam Creations in 2004 (see Note 5) added an additional line of products for the spa and boat industries. All products are manufactured using the same manufacturing process. Operating results are assessed on an aggregate basis to make decisions about necessary resources and in assessing performance. Consequently, as permitted by the provisions of SFAS No. 131, "Disclosure About Segments of an Enterprise and Related Information", the Company has one reportable segment for financial statement purposes. All significant revenues from external customers and long-lived assets were located in North America for the years ended December 31, 2002, 2003, and 2004 and the quarters ended March 31, 2004 and 2005. The Company's sales outside of the United States were not material in the periods presented.

Revenues from one customer totaled 12% of consolidated revenues during the quarter ended March 31, 2005. There were no customers who represented 10% or more of consolidated revenues in the quarter ended March 31, 2004 or the years ended December 31, 2002, 2003 and 2004.

The Company's sales by product line are as follows (in thousands):

	December 31,			March 31,
	2002	2003	2004	2004	2005
				(Unaudited)
Shoes	$24	$1,165	$10,250	$973	$9,689
Other	—	—	3,270	—	1,269

	$24	$1,165	$13,520	$973	$10,958

18.    LEGAL PROCEEDINGS

In January 2005, the Company filed a lawsuit, through Foam Creations, against Holey Soles Holdings LTD. in the Federal Court in Toronto, Canada. The complaint alleges trademark and copyright infringement relating to the design of some of their shoe models. The Company is seeking a permanent injunction with respect to any further acts of infringement of our intellectual property, as well as damages and attorneys' fees.

In August 2005, Holey Soles Holdings filed a lawsuit against the Company in the United States District Court for the Southern District of New York. Holey Soles Holdings seeks a declaratory judgment that the Company does not have any valid copyright or trade dress rights with respect to the design of our footwear. In addition, Holey Soles Holdings seeks a declaratory judgment that its manufacture, sale and distribution of its footwear products does not constitute unfair competition and does not infringe the Company's copyrights or trade dress rights. Holey Soles Holdings also seeks to recover its costs and attorneys' fees.

Although we are subject to litigation from time to time in the ordinary course of our business, we are not party to any pending legal proceedings that we believe will have a material adverse impact on our business.

19.    SUBSEQUENT EVENTS (UNAUDITED)

In April 2005, the Company entered into a $5.0 million secured revolving credit facility. The total amount available at any time is subject to a borrowing base calculation based on various percentage of accounts receivable, inventory and fixed assets. The revolving credit facility bears interest at floating rates based on the higher of the lender's prime rate plus 1.0% or the Federal Funds rate plus 1.5%. As of June 30, 2005, $5.0 million in borrowings were outstanding on this line. The funds were drawn primarily to fund accrued members' distributions, purchase the manufacturing operation in Mexico, and to make inventory purchases.

In April 2005, the Company acquired a manufacturing facility and related assets in Mexico, for a total purchase price of $1.3 million. The Company also leased property adjacent to this facility and purchased additional production equipment in order to expand production capacity at this facility. This facility will be dedicated to footwear production and the Company expects this facility to be fully operational in the second half of 2005.

On April 27, 2005, the Company's Board of Directors adopted the 2005 Equity Incentive Plan, referred to as the 2005 plan. The 2005 Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, to our employees, and nonstatutory stock options, restricted stock, performance units, and other stock-based awards to our employees, directors, and consultants. A total of 25,000 shares of the Company's common stock were reserved for issuance pursuant to the 2005 plan.

In May and June 2005, the Company signed new lease agreements for additional office and manufacturing space expiring in 2007. Under terms of these operating leases, the minimum payments required in each of the next three years ending December 31, 2005 through 2007 are $169,000, $292,000, and $75,000, respectively.

******

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Finproject N.A. Inc.:

We have audited the balance sheets of Finproject N.A. Inc. as at December 31, 2002 and 2003 and the statements of earnings, retained earnings (deficit) and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Chartered Accountants
Quebec, Canada
August 11, 2005

FINPROJECT N.A. INC.

STATEMENTS OF EARNINGS

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2003

(in Canadian dollars)

	2002	2003
Sales	$5,742,121	$7,282,128
Cost of sales	3,448,796	4,447,059

Gross margin	2,293,325	2,835,069

Expenses:
Selling	170,044	193,079
Administrative (Note 5)	1,405,604	1,534,057
Financial	240,070	342,921

Total expenses	1,815,718	2,070,057

	477,607	765,012
Other revenues (Note 14)	102,625	58,500
Share of profit (loss) of Les Plastiques Fintech inc.	22,379	(361)

Earnings before income taxes	602,611	823,151

Income taxes:
Current	128	196,786
Future	232,150	84,728

Total income taxes	232,278	281,514

Net earnings	$370,333	$541,637

See notes to financial statements.

FINPROJECT N.A. INC.

STATEMENTS OF RETAINED EARNINGS (DEFICIT)

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2003

(in Canadian dollars)

	2002	2003
Deficit—Beginning of year	$(869,810)	$(499,477)
Net earnings	370,333	541,637

Retained earnings (deficit)—End of year	$(499,477)	$42,160

See notes to financial statements.

FINPROJECT N.A. INC.

BALANCE SHEETS

AS AT DECEMBER 31, 2002 AND 2003

(in Canadian dollars)

	2002	2003
ASSETS
Current assets:
Cash	$1,416	$303,083
Accounts receivable, net (Note 3)	1,495,286	1,617,977
Inventories (Note 4)	654,667	846,192
Prepaid expenses	44,764	57,038

	2,196,133	2,824,290
Long-term investments (Note 5)	22,807	22,446
Fixed assets, net (Note 6)	1,512,181	1,742,646
Intangible assets, net (Note 7)	86,178	71,688

Total	$3,817,299	$4,661,070

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Bank loan (Note 8)	$675,000	$600,000
Accounts payable and accrued liabilities (Note 9)	686,104	825,163
Income tax payable	—	196,786
Current portion of long-term debt (Note 10)	142,812	301,823
Retractable class D shares (Note 12)	100,000	—
Current portion of loan from the parent company (Note 11)	127,306	—

Total current liabilities	1,731,222	1,923,772
Loan from the parent company (Note 11)	273,574	—
Long-term debt (Note 10)	531,956	830,386
Future income taxes liabilities	232,150	316,878

Total liabilities	2,768,902	3,071,036

Shareholders' equity
Share capital (Note 12)	1,523,874	1,523,874
Contributed surplus	24,000	24,000
Retained earnings (deficit)	(499,477)	42,160

Total stockholders' equity	1,048,397	1,590,034

Total	$3,817,299	$4,661,070

See notes to financial statements.

FINPROJECT N.A. INC.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2003

(in Canadian dollars)

	2002	2003
Operating activities:
Net earnings	$370,333	$541,637
Adjustments for:
Depreciation of fixed assets	373,772	445,023
Amortization of intangible assets	60,169	46,490
Gain on disposal of fixed assets	(2,580)	—
Share of (profit) loss of Les Plastiques Fintech inc.	(22,379)	361
Abandonment of advances to the subsidiary	33,010	6,069
Future income taxes	232,150	84,728

	1,044,475	1,124,308

Changes in non-cash operating working capital items:
Increase in accounts receivable	(90,180)	(122,691)
Increase in inventories	(296,485)	(191,525)
Increase in prepaid expenses	(23,157)	(12,274)
Increase (decrease) in accounts payable and accrued liabilities	(284,553)	139,059
Increase in income tax payable	—	196,786

	(694,375)	9,355

Cash flows from operating activities	350,100	1,133,663

Investing activities:
Variation of tax credits recoverable	8,986	—
Acquisition of long-term investment in subsidiary	(33,010)	(6,069)
Acquisition of fixed assets	(569,086)	(675,488)
Disposal of fixed assets	5,520	—
Acquisition of intangible assets	(34,200)	(32,000)

Cash flows from investing activities	(621,790)	(713,557)

Financing activities:
Net variation in bank loan	214,313	(75,000)
Repayment of the loan from the parent company	—	(400,880)
Redemption of Class D shares	—	(100,000)
Proceeds from long-term debt	135,000	1,149,043
Repayment of long-term debt	(127,542)	(691,602)

Cash flows from financing activities	221,771	(118,439)

Increase (decrease) in cash and cash equivalents	(49,919)	301,667
Cash and cash equivalents—beginning of year	51,335	1,416

Cash and cash equivalents—end of year	$1,416	$303,083

Complementary information—interests paid	$215,217	$161,588

Cash and cash equivalents include cash and bank loans with maturities of three months or less.

See notes to financial statements.

FINPROJECT, N.A. INC.

NOTES TO THE FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2002 AND 2003

(in Canadian dollars)

1.    DESCRIPTION OF BUSINESS

The Company, incorporated under the Canada Business Corporations Act, manufactures mould-injected EVA products.

2.    SIGNIFICANT ACCOUNTING POLICIES

The financial statements are prepared by management in accordance with Canadian generally accepted accounting principles, and except as described in Note 18, conform in all material respects with accounting principles generally accepted in the United States. The significant accounting policies followed by the Company are as follows:

Long-term Investments—Investments in entities in which the Company has a significant ownership interest but does not exercise control are accounted for using the equity method. The investment in the subsidiary that has ceased its operations during the year 2000 is recorded at equity value.

Inventories—Raw materials and supplies are valued at the lower of cost and replacement cost. Work in process and finished goods are valued at the lower of cost and net realizable value. Cost is determined on the first in, first out basis.

Fixed Assets—Fixed assets are recorded at cost. Depreciation and amortization, which are based on cost less the residual value over the estimated useful lives of the assets, are calculated using the following methods and annual rates:

Machinery and equipment	Declining balance	20%
Moulds and dies	Declining balance	30%
Office furniture and warehouse equipment	Declining balance	20%
Leasehold improvements	Straight-line	Shorter of length of the lease or useful life
Computer equipment	Declining balance	30%

Grants related to fixed assets are recorded against the cost of these assets and amortized over the same number of years as the assets to which they pertain.

Intangible Assets—Development expenses represent the cost of developing a new product prior to its commercial production. These expenses are stated at cost and amortized over a three-year period under the straight-line method, beginning the year after their acquisition.

Foreign Currency—Monetary assets and liabilities are translated at the exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at the exchange rate at the date of the transaction except for amortization which is translated at historical rates. Translation gains or losses are included in the statements of earnings.

Income Taxes—The Company follows the liability method of accounting for income taxes. Under this method, future income taxes are recognized based on the expected future tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax basis, using enacted income tax rates for the years in which the differences are expected to reverse.

Cash and Cash Equivalents—Cash and cash equivalents include cash and short-term investments with maturities of three months or less.

Revenue Recognition—The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the price to the buyer is fixed or determinable and collection is reasonably assured.

Use of Estimates—Management of the Company has made certain estimates and assumptions relating to the reporting of assets, liabilities, sales and expenses to prepare these financial statements in conformity with accounting principles generally accepted in Canada. Significant areas requiring the use of management estimates relate to the allowance for doubtful accounts, returns and discounts, impairment assessments and charges, deferred taxes and useful lives assigned to long-lived assets. Actual results could differ from these estimates and the differences could be material.

3.    ACCOUNTS RECEIVABLE, NET

	2002	2003
Receivable from Les Plastiques Fintech inc.	$182,750	$92,254
Trade	1,494,753	1,373,224
Allowance for doubtful accounts	(255,924)	(85)
Parent company	—	51,599
Other	73,707	100,985

	$1,495,286	$1,617,977

4.    INVENTORIES

	2002	2003
Raw materials and supplies	$303,109	$435,236
Work in process	19,477	18,957
Finished goods	332,081	391,999

Total	$654,667	$846,192

5.    LONG-TERM INVESTMENTS

	2002	2003
Subsidiary—at equity value
Finproject Maine, Inc.
50 Common shares	$1	$1

This subsidiary has ceased its operations during the year 2000. Also, the Company abandoned the advances made to the subsidiary. Administrative expenses include a forgiveness of advances to the subsidiary for an amount of $6,069 ($33,010 in 2002).

Investment in a significantly-influenced company

Les Plastiques Fintech inc., 50% of the shares issued
Balance at beginning	$427	$22,806
Share of (loss) profit for the year	22,379	(361)

Balance at end	22,806	22,445

	$22,807	$22,446

6.    FIXED ASSETS, NET

	Cost	Accumulated depreciation	Net Book Value 2002	Cost	Accumulated depreciation	Net Book Value 2003
Machinery and equipment	$2,444,223	$1,531,689	$912,534	$2,821,146	$1,751,437	$1,069,709
Moulds and dies	1,155,437	637,093	518,344	1,404,606	826,092	578,514
Office furniture and warehouse equipment	12,059	6,763	5,296	16,629	8,279	8,350
Leasehold improvements	29,416	14,923	14,493	35,555	22,923	12,632
Computer equipment	128,069	46,992	81,077	166,757	77,665	89,092

Total	3,769,204	2,237,460	1,531,744	4,444,693	2,686,396	1,758,297
Grant	100,000	80,437	19,563	100,000	84,349	15,651

Total	$3,669,204	$2,157,023	$1,512,181	$4,344,693	$2,602,047	$1,742,646

Depreciation and amortization during the year are $445,023 ($373,772 in 2002).

7.    INTANGIBLE ASSETS, NET

	Cost	Accumulated amortization	Net Book Value 2002	Cost	Accumulated amortization	Net Book Value 2003
Development expenses	$235,558	$149,380	$86,178	$170,775	$99,087	$71,688

During the year, $32,000 was capitalized as development expenses ($34,200 in 2002) and the amortization amounts to $46,490 ($60,169 in 2002).

8.    BANK LOAN

The authorized bank loan of $900,000, at base rate plus 0.75% is due on demand and is subject to certain thresholds pertaining to the accounts receivable and inventories balances. As at December 31, 2003, an amount of $600,000 ($675,000 in 2002) of the bank loan is used. The Company also has an authorized credit line of $250,000 for currency exchanges and a credit line of $20,000 for credit cards. All of the authorized bank loans are secured by a movable hypothec of $1,500,000 on the accounts receivable and inventories, and a $200,000 life insurance policy for one of the shareholders.

9.    ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2002	2003
Parent company	$205,637	$213,493
Suppliers	336,625	378,316
Accrued expenses	138,875	233,246
Capital tax	4,967	108

Total	$686,104	$825,163

10.    LONG-TERM DEBT

	2002	2003
Movable hypothec on equipment, interest at base rate plus 1.75%, repaid in full during the year	$56,241	$—
Loan from Development Bank of Canada, payable in monthly instalments of US$18,500 plus interest until November 2005 and in monthly instalments of US$9,100 plus interest from December 2005 to November 2009 and a final payment of US$300 in December 2009, at US Libor 1 month rate plus 3.50% less 0.2% per year on the unpaid capital portion. Loan is secured by a second mortgage on certain fixed assets and patents	—	1,118,209
Loan from Development Bank of Canada, payable in monthly instalments of $2,000 plus interest and a final payment of $8,000 in April 2004, at a rate of 9.10% plus supplementary interests based on 1.2628% of the sales (0.20% of the sales exceeding 125% of the 1996 forecast). Loan is secured by a second mortgage on certain fixed assets and patents	38,000	14,000
Loan from Development Bank of Canada, interest at Lender Operational Rate plus 0.85%, repaid in full during the year	442,850	—
Loan from Development Bank of Canada, interest at Lender Operational Rate plus 2%, repaid in full during the year	123,750	—
Loan from "Fonds d'aide aux entreprises", interest at a rate of 7.05%, repaid in full during the year	13,927	—

	674,768	1,132,209
Current portion	142,812	301,823

	$531,956	$830,386

Capital payments required in each of the next five years are as follows:

2004	2005	2006	2007	2008	Thereafter
$301,823	$275,636	$141,578	$141,578	$141,578	$130,016

Interest paid on this debt during the year amounts to $109,784 ($92,911 in 2002).

11.    LOAN FROM THE PARENT COMPANY

	2002	2003
Promissory note, 6%, repaid in full during the year	$400,880	$—
Current portion	127,306	—

	$273,574	$—

12.    SHARE CAPITAL

Authorized

An unlimited number of Class A, B and C shares, voting and participating

An unlimited number of Class D shares, non-voting, without par value, non-cumulative dividend varying from 3% to 6%, non otherwise participating, redeemable by the Company or the shareholder at the issue price.

	2002	2003
Issued
54,320 Class A shares	$175,000	$175,000
52,000 Class B shares	123,874	123,874
135,316 Class C shares	725,000	725,000
500,000 Class D shares	500,000	500,000

	$1,523,874	$1,523,874

—Class D shares classified as liabilities (100,000 in 2002)	$100,000	$—

In 2002, the Company issued 600,000 class D shares at a value of $600,000 following the conversion of a loan from the parent company. Also, the parent company undertook to not retract more than 100,000 of these shares at the issue price.

During the current year, 100,000 Class D shares were redeemed in consideration of $100,000 in cash.

13.    COMMITMENTS

Lease Commitments—The Company is committed, under operating leases for its premises and for vehicles, to pay $101,664.

Minimum payments required in each of the next four years are as follows:

2004	2005	2006	2007
$62,977	$23,532	$10,519	$4,636

14.    OTHER REVENUES

	2002	2003
Machinery rental	$28,000	$21,000
Fees for services	72,045	37,500
Gain on disposal of fixed assets	2,580	—

	$102,625	$58,500

15.    RELATED PARTY TRANSACTIONS

	Parent Company	Les Plastiques Fintech inc
Revenues:
Sales	$28,039	$—
Machinery rental	—	21,000
Fees for services	—	37,500
Expenses:
Purchase of raw materials	1,089,190	12,050
Interest	19,607	—
Management fees	28,000	—
Royalties	—	83,411
Fixed assets:
Purchase of machinery	307,509	—
Purchase of moulds	5,586	—

These transactions are recorded at market price.

16.    FINANCIAL INSTRUMENTS

Currency Risk—The Company realizes more than 90% of its sales principally in U.S. dollars and is thus exposed to foreign exchange fluctuations. However, the accounts receivable from export sales are secured by insurance. These risks are partially hedged by its import purchases and through contracts for foreign currency.

Credit Risk—The Company provides credit to its customers in the normal course of its operations. It carries out, on a continuing basis, credit checks on its customers and maintains provisions for contingent credit losses. 58% of the Company's trade receivable are from three customers as at December 31, 2003. However, those trade receivables are secured by insurance.

Interest Rate Risk—Long-term debt generally bears variable interest rate. Consequently, the cash flow exposure is significant. The effective average interest rate on the loans with variable interest rates was approximately 5.6% for the year.

Fair Value—The fair value of accounts receivable, the bank loan and accounts payable and accrued liabilities is approximately equal to their carrying values due to their short-term maturity.

The fair value of long-term debt is determined using the present value of future cash flows under current financing agreements, based on the Company's current estimated borrowing rate for loans with similar terms and conditions. The fair value of the long-term debt is approximately equal to its carrying value due to its variable interest rates.

17.    SUBSEQUENT EVENTS

In January 2004, the Company contracted two contracts for foreign currency of US$500,000 each. These contracts are in effect for the period from January to June 2004. US dollars exchange rates under these contracts range from a minimum of 1.3050 to a maximum of 1.34. Furthermore, the Company contracted five monthly foreign exchange contracts of US$100,000 each. These contracts are in effect for the period from January to May 2004. US dollars exchange rates under these contracts range from a minimum of 1.3126 to a maximum of 1.3352.

In February 2004, the Company redeemed 50,000 Class D shares in consideration of $50,000 in cash.

In July 2004, pursuant to a change of control, the Company changed its name to "Foam Creations Inc.".

In January and February 2005, the Company entered into the following foreign exchange contracts:

  •
  Foreign exchange contract of a nominal value of US $350,000 in effect for the period from January to March 2005. US dollars exchange rates under this contract ranges from a minimum of 1.2150 to a maximum of 1.2450.

  •
  Foreign exchange contract of a nominal value of US $650,000 in effect for the period from January to March 2005. US dollars exchange rates under this contract ranges from a minimum of 1.2105 to a maximum of 1.2405.

  •
  Foreign exchange contract of a nominal value of a total of euros 500,000 in effect for the period from February to April 2005. EURO/US dollars exchange rates under this contract ranges from a minimum of 1.2850 to a maximum of 1.3185.

In February 2005, the Company purchased machinery and equipment for a total purchase price of euros 400,000. These acquisitions were financed through a demand loan of CDN $81,000, bearing interest at prime rate plus 1% and repayable before March 1, 2006 and a letter of credit in the amount of euros 350,000 with issuing fees of 0.90%, maturing in March 2006. A first ranking hypothec of CDN $650,000 on the machinery and equipment was provided as security to these financing.

In February 2005, the Company purchased machinery and equipment for a total purchase price of US $817,350. This acquisition, including related costs, was financed through a loan from Development

Bank of Canada of US $850,000 that was authorized and was available to the Company as at December 31, 2004.

On March 4, 2005, the Company signed a new lease agreement, ending in March 2007, for additional space at a new location. Under the terms of this operating lease, the minimum payments required in each of the next three years are as follows:

2005	2006	2007
$93,359	$160,044	$66,685

18.    SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES

As a wholly owned subsidiary of an American company, the Company is required to reconcile its financial statements for significant differences between generally accepted accounting principles in Canada (Canadian GAAP) and those applied in the United States (U.S. GAAP). While the information presented below is not a comprehensive summary of all differences between Canadian and U.S. GAAP, other differences are considered unlikely to have a significant impact. The following summarizes the material differences and/or additional disclosures between Canadian and U.S. GAAP and the effect on net earnings and shareholders' equity of the Company with explanations for the adjustments.

Year Ended December 31, 2002

		Reconciling items
	Canadian GAAP			U.S. GAAP
		a)	b)
Sales	$5,742,121	$—	$—	$5,742,121
Cost of sales	3,448,796	—	(126,741)	3,322,055

Gross margin	2,293,325	—	126,741	2,420,066

Expenses:
Selling	170,044	—	—	170,044
Administrative	1,405,604	(25,969)	16,468	1,396,103
Financial	240,070	—	—	240,070

	1,815,718	(25,969)	16,468	1,806,217

	477,607	25,969	110,273	613,849
Other revenues	102,625		(100,045)	2,580
Share of earnings (loss) of Les Plastiques Fintech inc.	22,379	—	(22,379)	—

Earnings before income taxes	602,611	25,969	(12,151)	616,429

Income taxes:
Current	128	—	—	128
Future	232,150	8,310	—	240,460

	232,278	8,310	—	240,588

Net earnings before minority interest	370,333	17,659	(12,151)	375,841
Minority interest (net of tax) in Les Plastiques Fintech inc.	—	—	(5,114)	(5,114)

Net earnings	$370,333	$17,659	$(17,265)	$370,727

Year Ended December 31, 2003

		Reconciling items
	Canadian GAAP			U.S. GAAP
		a)	b)
Sales	$7,282,128	$—	$12,050	$7,294,178
Cost of sales	4,447,059	—	(71,361)	4,375,698

Gross margin	2,835,069	—	83,411	2,918,480

Expenses:
Selling	193,079	—	—	193,079
Administrative	1,534,057	(14,490)	2,166	1,521,733
Financial	342,921	—	—	342,921

	2,070,057	(14,490)	2,166	2,057,733

	765,012	14,490	81,245	860,747
Other revenues	58,500		(57,578)	922
Share of earnings (loss) of Les Plastiques Fintech inc.	(361)	—	361	—

Earnings before income taxes	823,151	14,490	24,028	861,669

Income taxes:
Current	196,786	—	—	196,786
Future	84,728	4,637	—	89,365

	281,514	4,637	—	286,151

Net earnings before minority interest	541,637	9,853	24,028	575,518
Minority interest (net of tax) in Les Plastiques Fintech inc.	—	—	(11,834)	(11,834)

Net earnings	$541,637	$9,853	$12,194	$563,684

Shareholders's Equity—As a result of the adjustments to net earnings, significant differences with respect to shareholder's equity under U.S. GAAP are as follows:

Year ended December 31, 2002

Shareholders' equity	$1,048,397	$(58,601)	$(64,084)	$925,712

Year ended December 31, 2003

		Reconciling items
	Canadian GAAP			U.S. GAAP
		a)	b)
Shareholders' equity	$1,590,034	$(48,748)	$(71,429)	$1,469,857

  Reconciling items

  a)
  Intangible assets

    Development expenses represent the cost of developing a new product prior to its commercial production. Under Canadian GAAP, these expenses are stated at cost and amortized over a three-year period under the straight-line method, beginning the year after they are incurred. Under U.S. GAAP, these costs would be expensed as incurred. The adjustment reflects the charge to net earnings for development expenses, net of the amortization expense charged to net earnings for Canadian GAAP purposes and net of income taxes.

  b)
  Consolidation of Les Plastiques Fintech inc.

    Variable Interest Entities ("VIE") (which include but are not limited to, special purpose entities, trusts, partnerships, certain joint ventures, and other legal structures), as defined by the Financial Accounting Standards Board ("FASB") in FASB interpretation No. ("FIN") 46 (Revised 2003), "Consolidation of Variable Interest Entities—an interpretation of Accounting Research Bulletin No. 51" ("FIN 46R") are entities in which equity investors do not have the characteristics of a "controlling financial interest" or there is not sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. VIEs are required to be consolidated under U.S. GAAP when it is determined that the Company will, as the primary beneficiary, absorb the majority of the VIEs expected losses and/or expected residual returns. Intercompany accounts and transactions are eliminated upon consolidation and unrealized intercompany gains and loss as are eliminated upon consolidation of VIEs. The investment in Les Plastiques Fintech inc. meets the criterias of a VIE and, as such, has been consolidated under U.S. GAAP.

    Furthermore, as mentioned in item a) above, the adjustment to share of earnings of Les Platiques Fintech inc.reflects the net effect from the adjustment net of minority interest relating to intangible assets of this VIE.

  Other items

  a)
  Comprehensive income

    Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income") ("SFAS 130") establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. SFAS 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement. The Company has no components of other comprehensive income.

  b)
  Redeemable shares

    Under Canadian GAAP, redeemable shares at the holder's option are presented as liabilities. Under U.S. GAAP, those redeemable shares would have been presented as a mezzanine level instrument which is reflected between liabilities and shareholders' equity.

19.    COMPARATIVE FIGURES

Certain of the comparative figures have been reclassified to conform to the current year's presentation.

******

UNAUDITED PRO FORMA
CONDENSED COMBINED CONSOLIDATED STATEMENT OF OPERATIONS

The following unaudited pro forma condensed combined consolidated statement of operations have been prepared to illustrate the acquisition of Finproject N.A., Inc. ("Foam Creations") in a transaction accounted for as a purchase in accordance with Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations." The unaudited pro forma condensed combined consolidated statement of operations combines our historical consolidated statement of operations for the year ended December 31, 2004 and Foam Creation's historical statement of earnings for the period from January 1, 2004 through June 29, 2004, each prepared in accordance with GAAP, giving effect to the acquisition as if it occurred as of January 1, 2004, reflecting only pro forma adjustments expected to have a continuing impact on the combined results.

The unaudited pro forma condensed combined consolidated statement of operations is for informational purposes only. It does not purport to present the results that would have actually occurred had the acquisition been completed on the assumed dates or for the periods presented, or which may be realized in the future. To produce the pro forma financial information, we allocated the purchase price of Foam Creations using our best estimates of fair value. These estimates are based on the most recently available information. To the extent there are significant changes to Foam Creation's business, the assumptions and estimates herein could change significantly. Accordingly, the purchase accounting adjustments reflected in the unaudited pro forma condensed combined consolidated statement of operations included herein is preliminary and subject to change. The pro forma financial information does not reflect any potential operating efficiencies. The unaudited pro forma condensed combined consolidated statement of operations should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our historical consolidated financial statements, covering these periods, which are included in this prospectus.

CROCS, INC.
UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED STATEMENT OF OPERATIONS

	For the Year Ended December 31, 2004 (In thousands, except share and per share data)
	Crocs, Inc.	Foam Creations— January 1, 2004 through June 29, 2004	Pro Forma Adjustments DR (CR)(1)		Pro Forma Combined
Revenues	$13,520	$4,606	$(1,205)	(A)	$16,921
Cost of sales	7,162	2,572	(1,205)	(A)	8,529

Gross profit	6,358	2,034	—		8,392
Selling, general and administrative expense			490	(B)
	7,929	863	43	(C)	9,325

Income (loss) from operations	(1,571)	1,171	(533)		(933)
Interest expense	47	54	—		101
Other (income) expense—net	19	—	—		19

Income (loss) before income taxes	(1,637)	1,117	(533)		(1,053)
Income tax expense (benefit)	(143)	339	(165)	(D)	31

Net income (loss)	(1,494)	778	(368)		(1,084)
Distributions to Class C convertible preferred membership units	142	—	133	(E)	275

Net income (loss) attributable to common stockholders	$(1,636)	$778	$(501)		$(1,359)

Net income (loss) per common share:
Basic	$(15.51)				$(12.88)

Diluted	$(15.51)				$(12.88)

Weighted average common shares:
Basic	105,479				105,479

Diluted	105,479				105,479

(1)
The letters refer to a description of the adjustments in Note 2.

The accompanying notes are an integral part of this unaudited pro forma condensed combined consolidated statement of operations

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2004

1. Basis of presentation

        On June 29, 2004, we purchased all of the issued and outstanding shares of the capital stock of Finproject N.A., Inc. ("Foam Creations"), a Canadian corporation. Foam Creations designs, manufactures, markets, and distributes footwear, spa pillows and other products to original equipment manufacturers. We acquired Foam Creations to obtain the rights to its proprietary technology and to expand its business. The acquisition was accounted for under the purchase method of accounting in accordance with SFAS No. 141, "Business Combinations." The cash purchase price, including acquisition costs, was approximately $5.2 million. We retained approximately $150,000 as security against any breaches of the purchase agreement including representations and warranties of the sellers. The retained funds will be released to the sellers on the two-year anniversary of the execution of the purchase agreement less any deductions.

All assets and liabilities of Foam Creations have been recorded in our consolidated balance sheet based on their estimated fair values at the date of acquisition. Identifiable intangible assets approximated $5.0 million and goodwill relating to the purchase approximated $294,000. Identifiable intangible assets include $3.6 million for core technology that has a 5 year life, and $1.4 million for customer relationships that have a seven-year life. The purchase accounting included a deferred tax liability of $1.8 million recorded for the book-tax difference in future tax consequences for the acquired identifiable intangible assets.

The following table summarizes the fair value of the assets and liabilities assumed at the date of acquisition (in thousands):

Current assets	$2,818
Property and equipment	1,823
Goodwill	294
Intangible assets	5,001
Current liabilities	(2,251)
Long-term debt	(739)
Deferred tax liability	(1,780)

Net assets acquired	$5,166

The purchase consideration was allocated to the assets acquired and liabilities assumed based on the estimated fair value of Foam Creation's tangible and intangible assets and liabilities. An allocation of the purchase price has been made to major categories of assets and liabilities based on a third-party preliminary valuation.

In accordance with the SFAS No. 142, "Goodwill and Other Intangible Assets," goodwill resulting from business combinations completed subsequent to June 30, 2001 will not be amortized but instead will be tested for impairment at least annually (more frequently if certain indicators are present). In the event that management of the combined company determines that the value of goodwill has become impaired, the combined company will incur an accounting charge for the amount of impairment during the fiscal quarter in which the determination is made.

2. PRO FORMA ADJUSTMENTS

        Pro forma adjustments are necessary to reflect significant intercompany balances or transactions, to reflect the amortization expense related to finite lived intangible assets, to reflect estimated deferred compensation amortization and to record dividends on the Class C redeemable convertible preferred membership units.

The pro forma adjustments included in the unaudited pro forma condensed combined consolidated statement of operations are as follows:

(A)
Adjustments to eliminate intercompany sales and cost of sales between Crocs and Foam Creations during the period from January 1, 2004 through June 29, 2004

(B)
Adjustment to record amortization expense on the intangible assets resulting from the acquisition for the period from January 1, 2004 through June 29, 2004

(C)
Adjustment to record deferred compensation amortization on granted unvested units given to employees of Foam Creations

(D)
Adjustment to record tax effect of 31% of the pro forma adjustments

(E)
Adjustment to record dividends on the Class C redeemable convertible preferred membership units for the period January 1, 2004 to June 2004 issued to fund the acquisition anatomy of crocs™ brand footwear
arch support
is built in
circulation nubs
stimulates circulation
orthotic heel cup
supports and protects heel
ventilated
toe box for cooling comfort
air, sand and water filter through shoe
supportive
foot base
heel strap
keeps shoe on foot
strap can be rolled forward for a slip-on clog shoe
slip resistant
non-marking
& does not pick up debris
crocs

                        Shares

CROCS, INC.

Common Stock

PROSPECTUS

Until                        , 2005, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Piper Jaffray	Thomas Weisel Partners LLC

SG Cowen & Co.

            , 2005

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

Expenses in connection with the issuance and distribution of the shares of common stock being registered hereunder, other than underwriting commissions and expenses, are estimated below.

SEC registration fee	$17,067
NASD filing fee	15,000
Nasdaq National Market listing fee	100,000	*
Legal fees and expenses	450,000	*
Accounting fees and expenses	150,000	*
Blue sky qualification fees and expenses	7,500	*
Printing and engraving expenses	200,000	*
Transfer agent and registrar fees and expenses	20,000	*
Miscellaneous expenses	40,433	*

Total	$1,000,000

*
Estimated.

Item 14. Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law (the "DGCL") provides, in effect, that any person made a party to any action by reason of the fact that he is or was a director, officer, employee or agent of the Company may and, in some cases, must be indemnified by the Company against, in the case of a non-derivative action, judgments, fines, amounts paid in settlement and reasonable expenses (including attorneys' fees) incurred by him as a result of such action and in the case of a derivative action, against expenses (including attorneys' fees), if in either type of action he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company. This indemnification does not apply, in a derivative action, to matters as to which it is adjudged that the director, officer, employee or agent is liable to the Company, unless upon court order it is determined that, despite such adjudication of liability, but in view of all the circumstances of the case, he is fairly and reasonably entitled to indemnity for expenses and, in a non-derivative action, to any criminal proceeding in which such person had no reasonable cause to believe his conduct was unlawful.

Our certificate of incorporation provides that no director shall be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by the DGCL. Our bylaws require us to indemnify our directors and officers to the fullest extent permitted by Delaware law. We have entered into indemnification agreements with all of our directors and executive officers and have purchased directors' and officers' liability insurance.

The Underwriting Agreement filed as Exhibit 1 to this Registration Statement provides for indemnification by the underwriters of us and our officers and directors for certain liabilities arising under the Securities Act of 1933, or otherwise.

Item 15. Recent Sales of Unregistered Securities

In            2005, the registrant effected a    -for-one stock split of all outstanding shares of common stock. All references to shares of common stock in this Registration Statement reflect this reverse stock split.

Since January 1, 2002, we have issued and sold the following unregistered securities:

Conversion of Membership Units to Shares of Common Stock

In February 2004, we reclassified all of the outstanding membership interests and non-voting profit sharing interests of our predecessor limited liability company held by eight employees and investors by converting such interests into 72,000 Class A and Class B membership units. In connection with our conversion from a limited liability company to a corporation, on January 4, 2005, we converted all of the outstanding Class A and Class B membership units of our predecessor company into 106,932 shares of our common stock and all of the outstanding Class C membership units of our predecessor company into 31,900 shares of our Series A preferred stock. These conversions were deemed to be exempt from registration under the Securities Act of 1933, as amended, in reliance on Section 3(a)(9) or in reliance on Section 4(2) of the Securities Act in that the issuance of securities to the recipients upon conversion did not involve a public offering.

Equity Grants

On October 12, 2002 and November 11, 2002, we granted non-voting profits interests, which represented 25% of our outstanding equity (which after dilution and certain redemptions converted into 21,500 shares of our common stock) as compensation for services to employees, executive officers and consultants. No consideration was paid for any profit interest and we do not believe that they had any value at the time of grant because each non-voting profit interest only represented an interest in future appreciation in the company.

On March 1, 2004, we issued 4,600 Class B membership units (which converted into 4,600 shares of our common stock) as compensation to employees, executive officers and consultants for services valued at $460,000 in the aggregate.

On June 28, 2004 and July 1, 2004, we issued 1,832 Class B membership units (which converted into 2,332 shares of our common stock) as compensation to employees, executive officers and consultants for services valued at $402,069 in the aggregate.

On September 1, 2004, we granted options to purchase 4,000 Class B membership units (which converted into 4,000 shares of our common stock) to one of our executive officers and four members of our board of directors with an exercise price of $237.78 per share. On January 4, 2005, we granted options to purchase 1,500 shares of our common stock to employees, executive officers and a member of our board of directors with an exercise price of $398.00 per share. All of these grants were made outside of our 2005 Equity Incentive Plan.

On March 1, 2005, we issued 1,000 shares of our common stock as compensation to a consultant for services valued at $360,438.

On April 27, 2005, we granted options to purchase 2,605 shares of our common stock under our 2005 Equity Incentive Plan to our employees, consultants and members of our board of directors with an exercise price of $790.00 per share. On April 27, 2005, we also granted the right to receive 7,351 shares of our common stock in the future to employees and executive officers under our 2005 Equity Incentive Plan pursuant to restricted stock award agreements. The recipients of these awards will be issued the shares as compensation for services at various dates in the future and will not be required to pay a purchase price for the shares.

Between June 29, 2005 and July 1, 2005, we issued 1,832 shares of our common stock as compensation to employees, executive officers and consultants for services valued at $1,447,280 in the aggregate.

The offers, sales and issuances of the options and our equity securities described above were deemed to be exempt from registration under the Securities Act in reliance on Rule 701 because the transactions were under compensatory benefit plans and contracts relating to compensation as provided under such rule or in reliance on Section 4(2) of the Securities Act because the issuance of securities to the recipients did not involve a public offering. The recipients of such options and equity securities were our employees, directors or bona fide consultants and received the securities as compensation for services. Appropriate legends have been affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions had adequate access, through employment, business or other relationships, to information about us.

Financings

Between November 11, 2002 and January 15, 2003 we issued certain voting and non-voting membership interests of our predecessor limited liability company (which converted into 34,500 shares of our common stock) to three accredited and/or sophisticated investors for an aggregate cash purchase price of $370,000 and for services valued at $50,000.

At various times between October 23, 2003 and February 19, 2004, we issued an aggregate of 11,000 Class B membership units (which converted into 11,000 shares of our common stock) to executive officers, directors and certain other accredited and/or sophisticated investors for an aggregate purchase price of $1,100,000.

Between June 24, 2004 and July 14, 2004, we issued an aggregate of 31,900 Class C membership units (which converted into 31,900 shares of our Series A preferred stock) to accredited investors and/or sophisticated investors for an aggregate purchase price of $5,500,000. Upon completion of this offering, these shares of Series A preferred stock will convert into 31,900 shares of our common stock. In June 2004, we also issued 500 Class B membership units (which converted into 500 shares of our common stock) pursuant to an antidilution agreement with one of our equity holders and no additional consideration was received for those units.

There were no underwriters employed in connection with any of the transactions set forth in Item 15.

We believe the offers, sales and issuances of the securities described above were exempt from registration under the Securities Act by virtue of Regulation D promulgated thereunder and/or Section 4(2) of the Securities Act because the issuance of securities to the recipients did not involve a public offering. Appropriate legends have been affixed to the securities issued in these transactions. Each of the recipients of securities in the transactions described above had adequate access, through employment, business or other relationships, to information about us.

Item 16. Exhibits and Financial Statement Schedules

  (a)
  Exhibits

Exhibit No.	Description
1.1*	Proposed form of Underwriting Agreement.
3.1	Certificate of Incorporation of the Registrant.
3.2*	Form of Restated Certificate of Incorporation of the Registrant to be effective upon completion of this offering.
3.3	Bylaws of the Registrant.
3.4*	Form of Amended and Restated Bylaws of the Registrant to be effective upon completion of this offering.
4.1	Reference is made to Exhibits 3.1 through 3.4.

4.2*	Specimen common stock certificate.
5.1*	Opinion of Faegre & Benson LLP.
10.1	Form of Indemnity Agreement between the Registrant and each of its directors and executive officers.
10.2	Crocs, Inc. 2005 Equity Incentive Plan (the "2005 Plan").
10.3	Form of Notice of Grant of Stock Option under the 2005 Plan.
10.4	Form of Notice of Grant of Stock Option for Non-Exempt Employees under the 2005 Plan.
10.5	Form of Stock Purchase Agreement under the 2005 Plan.
10.6	Form of Stock Option Agreement under the 2005 Plan.
10.7	Form of Restricted Stock Award Grant Notice under the 2005 Plan.
10.8	Form of Restricted Stock Award Agreement under the 2005 Plan.
10.9	Form of Non-Statutory Stock Option Agreement.
10.10	Commercial Lease between DiiG, LLP and the Registrant dated as of December 26, 2004.
10.11	Sublease between Flextronics USA, Inc. and the Registrant dated as of May 19, 2005.
10.12*	Lease Agreement between Societe Immobiliere Bruno Roussin Inc. and Foam Creations dated as of February 4, 2005.
10.13*	Lease Agreement between Jose Pablo Hernandez Gonzalez and Crocs Mexico, SRL de C.V. dated as of May 1, 2005 for the facility located in Emiliano Zapata, Primer Sector, No. 204, zona centro, C.P. 36400 in the city of Purísima del Rincón, Guanajuato.
10.14	Stock Purchase Agreement among 4246519 Canada, Inc., Finproject Group S.p.A., 3107019 Canada, Inc. and Daniel J. Hunter dated as of June 29, 2004.
10.15	Asset Purchase and Property Transfer Agreement between Hana Phylon Tech SA de C.V. and Crocs Mexico, SRL de C.V. dated as of April 23, 2005.
10.16	Asset Purchase and Property Transfer Agreement between St. Vrain Trading, LLC, d/b/a Crocs Hawaii, LLC and the Registrant dated May 19, 2005.
10.17	Credit Agreement between the Registrant and Bank of America, N.A., dated as of April 8, 2005.
10.18	Security Agreement between the Registrant and Bank of America, N.A., dated as of April 8, 2005.
10.19†	Distribution Agreement between Crocodile Distribution and the Registrant dated as of April 1, 2005.
10.20	Kiosk Agreement between Crocodile Kiosk, LLC and the Registrant dated as of July 1, 2005.
10.21†	Amended and Restated Agreement for Supply between Finproject S.p.A. and the Registrant dated as of July 26, 2005.
10.22	Separation and Release Agreement between George Boedecker and the Registrant dated as of January 1, 2005.
10.23	Employment Letter Agreement of Caryn D. Ellison.
10.24	Independent Contractor Agreement between Ronald Snyder and the Registrant dated as of October 1, 2003.
10.25*	Lease Agreement between Jose Pablo Hernandez Gonzalez and Crocs Mexico, SRL de C.V. dated as of May 1, 2005 for the facilities located in Emiliano Zapata, Primer Sector, Nos. 208 and 212, zona centro, C.P. 36400 in the city of Purísima del Rincón, Guanajuato.
21.1	List of subsidiaries of the Registrant.
23.1	Consent of Deloitte & Touche LLP.
23.2	Consent of Samson Belair Deloitte & Touche s.e.n.c.r.l.
23.3*	Consent of Faegre & Benson LLP (to be included in Exhibit 5.1).
24.1	Powers of Attorney (included with signature page).

*
To be filed by amendment.

†
The Registrant is applying for confidential treatment with respect to portions of these exhibits.

(b)
Financial Statement Schedules

Item 17. Undertakings

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions summarized in Item 14 above, or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes to provide to the Underwriters, at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

The undersigned Registrant hereby undertakes that:

  (1)
  For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

  (2)
  For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Niwot, Colorado, on August 15, 2005.

CROCS, INC.
By	/s/ RONALD R. SNYDER Ronald R. Snyder President and Chief Executive Officer

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Ronald R. Snyder and Caryn D. Ellison and each of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments, exhibits thereto and other documents in connection therewith) to this Registration Statement and any subsequent registration statement filed by the registrant pursuant to Rule 462(b) of the Securities Act of 1933, as amended, which relates to this Registration Statement and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their, his, or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed on August 15, 2005 by the following persons in the capacities indicated.

Signature	Title

/s/ RONALD R. SNYDER Ronald R. Snyder	President and Chief Executive Officer and Director (Principal Executive Officer)
/s/ CARYN D. ELLISON Caryn D. Ellison	Vice President Finance and Chief Financial Officer (Principal Financial and Accounting Officer)
/s/ GEORGE B. BOEDECKER, JR. George B. Boedecker, Jr.	Director
/s/ RAYMOND D. CROGHAN Raymond D. Croghan	Director
/s/ MICHAEL E. MARKS Michael E. Marks	Director
/s/ MARK A. RETZLOFF Mark A. Retzloff	Director
/s/ RICHARD L. SHARP Richard L. Sharp	Chairman of the Board of Directors
/s/ THOMAS J. SMACH Thomas J. Smach	Director
/s/ BRAD L. STOFFER Brad L. Stoffer	Director

EXHIBIT INDEX

Exhibit No.	Description
1.1*	Proposed form of Underwriting Agreement.
3.1	Certificate of Incorporation of the Registrant.
3.2*	Form of Restated Certificate of Incorporation of the Registrant to be effective upon completion of this offering.
3.3	Bylaws of the Registrant.
3.4*	Form of Amended and Restated Bylaws of the Registrant to be effective upon completion of this offering.
4.1	Reference is made to Exhibits 3.1 through 3.4.
4.2*	Specimen common stock certificate.
5.1*	Opinion of Faegre & Benson LLP.
10.1	Form of Indemnity Agreement between the Registrant and each of its directors and executive officers.
10.2	Crocs, Inc. 2005 Equity Incentive Plan (the "2005 Plan").
10.3	Form of Notice of Grant of Stock Option under the 2005 Plan.
10.4	Form of Notice of Grant of Stock Option for Non-Exempt Employees under the 2005 Plan.
10.5	Form of Stock Purchase Agreement under the 2005 Plan.
10.6	Form of Stock Option Agreement under the 2005 Plan.
10.7	Form of Restricted Stock Award Grant Notice under the 2005 Plan.
10.8	Form of Restricted Stock Award Agreement under the 2005 Plan.
10.9	Form of Non-Statutory Stock Option Agreement.
10.10	Commercial Lease between DiiG, LLP and the Registrant dated as of December 26, 2004.
10.11	Sublease between Flextronics USA, Inc. and the Registrant dated as of May 19, 2005.
10.12*	Lease Agreement between Societe Immobiliere Bruno Roussin Inc. and Foam Creations dated as of February 4, 2005.
10.13*	Lease Agreement between Jose Pablo Hernandez Gonzalez and Crocs Mexico, SRL de C.V. dated as of May 1, 2005 for the facility located in Emiliano Zapata, Primer Sector, No. 204, zona centro, C.P. 36400 in the city of Purísima del Rincón, Guanajuato.
10.14	Stock Purchase Agreement among 4246519 Canada, Inc., Finproject Group S.p.A., 3107019 Canada, Inc. and Daniel J. Hunter dated as of June 29, 2004.
10.15	Asset Purchase and Property Transfer Agreement between Hana Phylon Tech SA de C.V. and Crocs Mexico, SRL de C.V. dated as of April 23, 2005.
10.16	Asset Purchase and Property Transfer Agreement between St. Vrain Trading, LLC, d/b/a Crocs Hawaii, LLC and the Registrant dated May 19, 2005.
10.17	Credit Agreement between the Registrant and Bank of America, N.A., dated as of April 8, 2005.
10.18	Security Agreement between the Registrant and Bank of America, N.A., dated as of April 8, 2005.
10.19†	Distribution Agreement between Crocodile Distribution and the Registrant dated as of April 1, 2005.
10.20	Kiosk Agreement between Crocodile Kiosk, LLC and the Registrant dated as of July 1, 2005.
10.21†	Amended and Restated Agreement for Supply between Finproject S.p.A. and the Registrant dated as of July 26, 2005.
10.22	Separation and Release Agreement between George Boedecker and the Registrant dated as of January 1, 2005.
10.23	Employment Letter Agreement of Caryn D. Ellison.
10.24	Independent Contractor Agreement between Ronald Snyder and the Registrant dated as of October 1, 2003.

10.25*	Lease Agreement between Jose Pablo Hernandez Gonzalez and Crocs Mexico, SRL de C.V. dated as of May 1, 2005 for the facilities located in Emiliano Zapata, Primer Sector, Nos. 208 and 212, zona centro, C.P. 36400 in the city of Purísima del Rincón, Guanajuato.
21.1	List of subsidiaries of the Registrant.
23.1	Consent of Deloitte & Touche LLP.
23.2	Consent of Samson Belair Deloitte & Touche s.e.n.c.r.l.
23.3*	Consent of Faegre & Benson LLP (to be included in Exhibit 5.1).
24.1	Powers of Attorney (included with signature page).

*
To be filed by amendment.

†
The Registrant is applying for confidential treatment with respect to portions of these exhibits.